
10011246

MTI

MINERALS TECHNOLOGIES INC.







Annual Report 2009

BUILDING A BETTER TOMORROW

MTI

Minerals Technologies Inc. is a resource- and technology-based company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and related systems and services. The Company has two reportable segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells the synthetic mineral product precipitated calcium carbonate (PCC) and the processed mineral product quicklime (lime), and mines, processes and sells other natural mineral products, primarily limestone and talc. This segment's products are used principally in the paper, building materials, paint and coatings, glass, ceramic, polymer, food and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory materials and specialty products, services and application equipment used primarily by the steel, non-ferrous metal and glass industries.

The Company emphasizes research and development. By developing and introducing technologically advanced new products, the Company has been able to anticipate and satisfy changing customer requirements, and to create market opportunities through new product development and product application innovations.

Millions of Dollars, Except Per Share Data	December 31, 2009	December 31, 2008
Net sales	$907.3	$1,112.2
Specialty Minerals Segment	628.4	716.4
PCC Products	534.7	605.7
Processed Minerals Products	93.7	110.7
Refractories Segment	278.9	395.8
Operating income (loss)	(17.1)	82.0
Net income (loss)	(23.8)	65.3
Earnings (loss) per share:		
Basic	(1.27)	3.45
Diluted	(1.27)	3.44
Research & Development Expenses	19.9	23.1
Depreciation & Amortization	72.4	80.1
Capital Expenditures/Acquisitions	26.6	31.1
Net cash provided by operating activities	160.8	134.2
Number of shareholders of record	188	193
Number of employees	2,173	2,522

2009 Net Sales by Product Line *(percentage/millions of dollars)*

Paper PCC	53.4%	$484.6
Refractory Products	24.8%	$225.4
Metallurgical Products	5.9%	$ 53.5
Ground Calcium Carbonate	6.8%	$ 61.4
Specialty PCC	5.6%	$ 50.1
Talc	3.5%	$ 32.3



IN 2009, WE MADE PROGRESS ON SEVERAL KEY GROWTH INITIATIVES THAT WILL CONTRIBUTE TO THE COMPANY'S LONG-TERM GROWTH AND PROFITABILITY.

2009 Net Sales by Geographic Area *(percentage/millions of dollars)*

United States	52.7%	$478.4
Europe/Africa	31.3%	$283.9
Asia	9.4%	$ 84.8
Canada/Latin America	6.6%	$ 60.2



Table of Contents

DEAR SHAREHOLDERS:

Quarterly EPS Trends*
(dollars per share)



$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
0.56
0.74
0.69
0.84
0.93
1.02
1.06
0.41
0.25
0.15
0.53
0.62
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2007
2008
2009

2009 was a year of two contrasting halves for Minerals Technologies. In the first half of the year we faced drastically reduced demand in all of our end markets due to the global recession and two of our businesses, Refractories and Performance Minerals, were experiencing operating losses. Forward visibility for planning purposes was limited and the sales trendlines were continuing downward. However, beginning in the second half and continuing to the end of the year all of our businesses were becoming profitable, trendlines for our sales were stable or upward, and forward visibility had improved.

Sales & Operating Income*
(millions of dollars)



- Sales -
- Operating Income -
350
300
250
200
150
100
50
0
35
30
25
20
15
10
5
0
22.7
26.9
24.0
29.3
27.1
28.8
28.0
9.4
7.8
5.5
14.2
17.3
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2007
2008
2009
Sales
Operating Income

* Excludes restructuring & impairment charges and gain on sale of assets (special items)

MTI Productivity Metrics
Sales Per Employee
(thousands of dollars)



$120
$110
$100
$90
$80
$90.0
$95.0
$95.0
$99.8
$103.6
$111.4
$109.4
$96.3
$88.3
$93.8
$107.8
$118.8
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2007
2008
2009

Through the course of the first half, the company took a number of decisive actions that stopped operating losses, maintained positive cash flow and allowed the company to quickly return to profitability. I believe the decisions made, and the actions taken have resulted in a stronger, leaner company that will allow us to attain higher levels of profitability as we go forward. We were able to reduce our break-even level through reductions in workforce and disciplined cost control while also remaining focused on improving productivity through continuous improvement; revitalizing new product development; maintaining our growth and new business development initiatives; and making MTI a safer place to work.

From a market perspective, the industries we serve–paper, steel, and construction–continued to contract during the first half of the year. Our Refractories and Processed Minerals businesses experienced operating losses as a result of the downward spiral in the steel and construction markets. Steel production in the United States declined by more than 50 percent in the fourth quarter of 2008, and the housing market was at a 50-year low. Our Paper PCC business was the most stable as a result of our long-term agreements with our paper company customers, but a 20-percent decline in paper production in the United States and Europe, our largest markets, resulted in a 10-percent decline in Paper PCC volume.

Safety: Historical Injury Rates
(Injuries/100 Employees)



4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.730
3.079
2.630
1.418
2.560
1.155
0.939
0.614
2006
2007
2008
2009
Annual Recordable Injury Rate
Lost Workday Injury Rate

Return on Capital*
(percentage)



10
8
6
4
2
0
6.2%
6.0%
5.9%
8.4%
9.2%
9.4%
4.2%
2.9%
1.9%
4.7%
6.0%
2005
2006
2007
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2008
Annualized
2009

* Bloomberg Method (Annualized)
Excludes special items

The recession drove the Refractories segment into an unprecedented loss position, requiring a reassessment of our strategy. Facing even greater operating losses in the second quarter, we further restructured our operations, primarily in Refractories, resulting in a pre-tax charge of more than $50 million. This restructuring lowered the break-even level in the refractories business through consolidations, global organizational aggregation, realignments, and product rationalization. We centralized core strength resources and reduced layers of management, while at the same time maintaining local country customer focus and responsiveness. As this restructuring program within Refractories began to take hold in the third quarter, the business returned quickly to profitability–a major turnaround in just a few months.

These efforts–combined with improved general consumption in our end markets, especially steel–began to show positive results in the third quarter when we experienced sequential sales increases in all our businesses. By year's end, we saw additional improvement in market conditions, but still well below the peak levels experienced in mid-2008. With global economic improvement and the successful execution of our restructuring, I believe MTI is now positioned to steadily improve performance throughout 2010.

When I first came into MTI three years ago, we were facing a number of critical challenges that ranged from a product development process that was off track and unfocused; an overhead structure that was too big and costly for our competitive environment; a manufacturing base that was not as efficient and effective as we needed it to be; a work safety environment that was not where we wanted it to be; and Return on Capital that was below our cost of capital as profitable growth had stalled. Amongst these challenges, however, we also saw excellent future potential in the company's worldwide market positions, core competencies, solid value system, and innovative employees.

We embarked, as you know, with all of our employees, on a mission to rapidly address these issues. We did this by establishing and focusing on the key initiatives of Growth, Technology and Innovation, Operations Excellence, Expense Reduction, and Safety. By the third quarter of 2008 we had achieved traction in each of these and were on track to achieve the targets we had set for ourselves–Return on Capital for example was at an annualized rate of 9.4 percent in that quarter and earnings were around $1.00/share. Then the recession hit us and we moved quickly to make the adjustments necessary to keep our heads above water and reach

SG & A and R & D Expenses

(millions of dollars)



Sales
Expenses
1200
1000
800
600
400
200
0
150
125
100
75
50
25
119.9
125.1
132.4
130.9
124.9
111.0
889.7
956.8
1023.5
1077.7
1112.2
907.3
2004
2005
2006
2007
2008
2009

the improved position we find ourselves in today. These adjustments involved major workforce reductions, rapid streamlining of our operations, strategic realignments of resources, and significant changes in our customer support models to help them work through the crisis as well. It's fair to say that everyone in the company was affected in some way–whether it was a job change, more responsibilities or simply doing things differently.

Today, I would submit to you that we are a healthier company than when the recession started, not just because of the short-term things we did to stay profitable, but also because we stayed focused on our longer-term targets and strategy through our key initiatives. We continued to fully support our R&D efforts and actually improved our product development pipelines in each of our business units. Our Technology Lead Team, which was established two years ago, comprised of senior scientists and leaders from across the company instituted a new product development process that generated more than 190 ideas–many of which are in various stages of development. Our PCC Filler Fiber Composite Material development has now been moved to Asia while we engage in commercialization discussions with a European paper company with which we trialed the product. We also further advanced co-developments with other companies' concepts that target incremental increases in PCC filler loading, several of which are close to commercialization.

Cash & Short Term Investments

(millions of dollars)



$360
$300
$240
$180
$120
$60
$0
54
76
139
191
320
2005
2006
2007
2008
2009

Long Term & Short Term Debt

(millions of dollars)



240
200
160
120
80
40
0
25
20
15
10
5
17%
21%
15%
14%
12%
157
203
128
116
104
2005
2006
2007
2008
2009
Long Term & Short Term Debt
Debt to Capital Ratio

Current Ratio



5.0
4.0
3.0
2.0
1.0
0
1.6
1.9
2.8
3.5
3.9
2005
2006
2007
2008
2009

On the Operations Excellence front, we trained and educated more employees in 2009 than in the year prior–conducting over 65 Kaizen events throughout the world. All of our global operations further advanced the use of the key Operations Excellence tools and processes–Daily Management Control, Total Productive Maintenance (TPM) and Standard Work–while maintaining the earlier foundation base established through the deployment of 5S. Our longer-term expense reduction initiatives continued as we began deploying our Oracle ERP in Europe and we continued to support our growth initiatives in BRIC countries–Brazil, Russia, India and China–through the addition of and redeployment of resources to those parts of the world. Our M&A activities continued unabated as we actively looked for the types of businesses that would fit our core competencies in minerals and fine particle technology–companies that are minerals based and service markets either within or outside of our core markets. On the safety front we also clearly stayed the course of continuous improvement as the company experienced the best performance in its history. Our lost workday rate was 0.61, which represents 0.61 injuries for every 200,000 hours worked and compares to our 2008 rate of 0.94–a 35-percent improvement. Total workdays lost dropped from 816 days in 2008 to 213 days–a 74-percent improvement.

2009 Performance

For the full year, MTI recorded sales of $907.3 million, an 18 percent-decline from the $1.1 billion achieved in 2008, which resulted in operating income, excluding special items, of $44.8 million, a 53-percent decrease from the prior year. Earnings per share, excluding special items, were $1.55. On an as reported basis, the company recorded an operating loss of $17.1 million, a net loss of $23.8 million or $1.27 per share.

The recession in 2009 had a significant impact on our concerted effort to improve our Return on Capital, which dropped to 3.9 percent for the full year, excluding special items. By the fourth quarter, however, ROC, on an annualized basis, had improved to 6 percent from the low of 1.9 percent in the second quarter.

We expect to generate between $16 million and $20 million in savings from the restructuring effort we undertook in the second quarter of 2009. Most of those savings will be in the refractories business–between $14 million and $16 million–which lowered its break-even level by nearly 20 percent, allowing that business unit to operate profitably at lower levels of demand.

Overall expenses in the company were reduced by $21 million from 2008 spending levels–a 12-percent reduction. The expenses and overhead reduction initiative begun in 2007 was accelerated further through the combined efforts of all employees through our suggestion system and the Expense Reduction Team. Our Supply Chain organization also helped to aggressively reduce material and service costs in all of our businesses.

Our balance sheet remains very strong. For the year, we were able to generate $161 million in cash flow from operations. At the end of the fourth quarter, we had $320 million in cash, $104 million of debt, and a debt-to-capital ratio of 12 percent. Over the last three years the company has been able to improve its cash position by $340 million.

2010 and Beyond

In 2009, we also made progress on several key growth initiatives that will contribute to the company's long-term growth and profitability. We finished construction and began operation late in the year of the new satellite PCC plant for Ballarpur Industries Limited (BILT) at its Ballarshah Unit in the state of Maharashtra, India. This satellite facility, a joint venture, will produce approximately 65,000 metric tons of PCC per year and supply the paper-filling needs of the Ballarshah pulp and paper mill. This is our first satellite in India and key to our future growth there.

The Paper PCC business also expanded its satellite PCC plant at a paper mill owned by Suzano Papel é Celulose, S.A. in Suzano, Brazil. The facility, which was originally constructed


"WE CLEARLY VIEW PAPER PCC AS A CONTINUED GROWTH BUSINESS FOR US."

in 1996, produces filler material for Suzano's uncoated freesheet paper, will increase capacity by 15,000 tons of PCC. The expansion is scheduled to be in operation by the second quarter of 2010.

And, more recently, in the first quarter of 2010, we signed an agreement with NewPage Corporation to supply 70,000 tons of PCC annually for filling supercalendered paper at the NewPage Duluth, Minnesota paper mill. MTI will supply PCC from a production facility in Superior, Wisconsin, that we are constructing on a site owned by Graymont, one of the largest producers of lime in North America. The PCC manufactured at our production facility will be shipped to the NewPage paper mill in Duluth, less than 10 miles away. This plant is expected to be in operation in the second quarter of 2011.

We believe that the potential for PCC growth in the BRIC countries is excellent. We clearly view Paper PCC as a continued growth business for us despite discontinuities occurring in the United States and Europe, where there may be further consolidations in the paper industry. Consequently, we have placed a heavy emphasis on developing PCC in those emerging and rapidly growing markets.

As I mentioned earlier, our balance sheet remains strong, and is, I believe, a major differentiator for MTI compared with other companies our size. We have more than $300 million in cash to fully support our organic growth opportunities as well as our acquisition strategy which targets opportunities that would fit our core competencies in minerals and fine particle technology.

In addition, in the first quarter of this year the Board of Directors authorized a two-year $75 million share repurchase program. We expect to continue with the balanced, opportunistic approach to buying back our shares that we had been following under previous authorizations.

This past year was exceptionally difficult. We entered 2009 facing the steepest global economic downturn in more than 50 years. We were required to make some very difficult decisions and then execute on those decisions effectively. I would like to especially thank our employees for their dedicated effort and commitment to safety and continuous improvement throughout the year. We stayed the course and never lost sight of where we were going,



"I WOULD LIKE TO ESPECIALLY THANK OUR EMPLOYEES FOR THEIR DEDICATED EFFORT AND COMMITMENT TO SAFETY AND CONTINUOUS IMPROVEMENT THROUGHOUT THE YEAR."

despite the impediments encountered. We are poised for improved profitability in 2010 and beyond, and we will continue to diligently pursue ways to profitably grow your company.

J C Muscari

Joseph C. Muscari
Chairman and Chief Executive Officer

PAPER PCC:

"We struck the right balance" is how D.J. Monagle, Senior Vice President and Managing Director, Paper PCC, summarizes 2009. "We were able to take advantage of the opportunity to work on some short-term tactics to improve our cost position, while continuing to work on long-term projects to ensure future growth." As the largest of MTI's three business lines and contributor of over half of corporate revenues, the Paper PCC unit continues to be the largest supplier of PCC to the worldwide paper industry.

Short-term successes flowed chiefly from an unflagging commitment to attain maximum cost-effectiveness out of vendor relationships. Further, by adjusting plant work schedules and implementing process improvements stemming from companywide initiatives in operational excellence and lean manufacturing, Paper PCC achieved a meaningful payoff in tons-per-man-hour. "In concert with the rest of the company, we also kept our sales and administrative expenses to a minimum, adding to the cost savings," says Monagle.


PAPER PCC ACHIEVED A MEANINGFUL PAYOFF IN TONS-PER-MAN-HOUR. "IN CONCERT WITH THE REST OF THE COMPANY, WE ALSO KEPT OUR SALES AND ADMINISTRATIVE EXPENSES TO A MINIMUM, ADDING TO THE COST SAVINGS..."

As for the longer term, the R&D pipeline that historically has been an MTI hallmark was integral to Paper PCC's success in 2009. The business unit now has more than 30 innovative ideas in varied stages of development. These encompass both new products and ground-breaking processes, some of them tandem efforts with customers or industry partners. Five such projects are on track to commercialization.

The benefits of such proactive thinking are evident in the Company's agreement with NewPage Corporation to supply up to 70,000 tons of PCC per year for filling supercalendered paper at the company's Duluth, Minnesota, mill; the new PCC plant should be operational in 2011. The NewPage contract demonstrates the value of MTI's commitment to R&D. First, it is a tangible dividend of the company's groundwood program, launched in the early 1990s to address the increasing quality requirements of groundwood producers. PCC provides specialized benefits, such as higher brightness at a lower cost, to manufacturers producing groundwood papers, which are used primarily in magazines, catalogs and directories. Groundwood papers were traditionally filled with kaolin.

Secondly, the NewPage contract rewards MTI's diligent work in particle morphology. "Part of the offering to NewPage was a new shape, a platy PCC," says Monagle. "It's been in development for several years, and it consists of platelets: The particle is flat and broad on one side and very thin on the other, having a high aspect ratio. Customers like clay for its shape, but what they don't like is that it's not as bright as PCC. Our particle mimics some of what clay does, and we think it's an exciting niche product for us." Though Monagle remains uncertain about the precise role the new shape will play in actual production runs at NewPage, "the technology was a key differentiator for us in winning the opportunity. The customer opted to move forward with MTI because of the breadth of our offering and our ability to deliver that offering at a low cost."

The very location of the plant being built for the contract symbolizes MTI's intensified commitment to cost containment. Though dedicated to NewPage, the plant is not a satellite in the sense of being on-premise of the paper mill. Rather, the company chose to take advantage of a beneficial relationship with a lime supplier located in nearby Superior, Wisconsin.

Also on the developmental front, Paper PCC is redeploying its filler-fiber pilot operation, moving it from Europe into Asia as part of a revamped strategy wherein the company launches development initiatives in Asia before bringing them to the rest of the world. This is simply good business, given Asia's emerging role in papermaking and consumption. China's presence in the global paper market is well established, and Indian per-capita paper consumption is growing rapidly.

In the fourth quarter of 2009, the company's satellite facility in Maharashtra, India, went online, supplying PCC to a mill owned by Ballarpur Industries Limited. "This is our first plant in India," says Monagle, "and aligns with our long-term thinking. Instead of retrenching, we were able to spend money to increase our resources in Asia. This opportunity began to take shape 18 months ago. The customer was familiar with our brand and our demonstrated skill at building satellites in all global regions." The plant in India is also evidence of MTI's growing interdivisional synergy. "The real challenge is actually building and deploying your process in a foreign country," says Monagle. "But Minteq has operations at steel mills in India, and we were able to draw upon their infrastructure and know-how to help us to establish our own process."

Notwithstanding the deep recession as well as the print media's much-publicized challenges, U.S. papermakers have proved to be more resilient than expected. Several papermakers rebounded from losses in 2008 to post profits in 2009 as the industry held its own in a tough environment.

"One of the things we don't know yet is whether this recession has changed habits for good," says Monagle. "Some observers believe that what's happening now in Western nations, with people moving away from print, is a new way of life. Others believe it's cyclical and the market will come back up again."

In any case it is clear that the health of the paper industry should not be appraised solely through the lens of mature markets. While North American and Europe are using less print media, MTI believes that the BRIC (Brazil, Russia, India and China) countries all show encouraging signs of organic growth. And though the absolute numbers in such markets may still be small, the per capita numbers, as India shows, give reason for optimism. The company thus believes that its ability to sell in those markets is strong.

"Our business model weathered this storm nicely," says Monagle. "Volumes were down, yet we were able to deliver respectable profits. By concentrating on the right customers, focusing on improving operational efficiency, expense control and keeping a view towards long-term business security, we were able to deliver solid returns in this very difficult time."



SEVERAL PAPER MAKERS REBOUNDED FROM LOSSES IN 2008 TO POST PROFITS IN 2009 AS THE INDUSTRY HELD ITS OWN IN A TOUGH ENVIRONMENT.

"THIS IS OUR FIRST PLANT IN INDIA," SAYS MONAGLE, "AND ALIGNS WITH OUR LONG-TERM THINKING. INSTEAD OF RETRENCHING, WE WERE ABLE TO SPEND MONEY TO INCREASE OUR RESOURCES IN ASIA. THIS OPPORTUNITY BEGAN TO TAKE SHAPE 18 MONTHS AGO. THE CUSTOMER WAS FAMILIAR WITH OUR BRAND AND OUR DEMONSTRATED SKILL AT BUILDING SATELLITES IN ALL GLOBAL REGIONS." THE PLANT IN INDIA IS ALSO EVIDENCE OF MTI'S GROWING INTERDIVISIONAL SYNERGY.

MINTEQ:
For Minteq, 2009 was a year of frank reality checks and fiscal discipline.

As was true across the company, MTI's refractories business ended the year on a high note, with a 20-percent improvement in sequential fourth quarter sales as well as a $10 million turnaround from the second quarter's $7 million operating loss. This resurgence was in part a sign of improving conditions in the global steel market and the result of companywide restructuring, the impact of which has been felt most strongly in Minteq. In addition to reducing its workforce by more than 25 percent since late 2008, Minteq has begun the consolidation process of its Old Bridge, New Jersey, plant into its two remaining U.S. magnesia-based refractory plants in Bryan, Ohio, and Baton Rouge, Louisiana. The Old Bridge closure is both financially prudent and logistically sound, given the geographic distribution of Minteq's customers; it also reduces logistical costs on the East Coast. Ultimately Minteq is expected to deliver up to 90 percent of the $16-20 million in savings projected from restructuring, while achieving a 20-percent lower cost structure.

Despite the trials of the past two years, Minteq serves a substantial portion of the North American Basic Oxygen Furnace (BOF) gunning maintenance market, and holds a good position in Electric Arc Furnace (EAF) too. "We also have positions in both markets in Europe," says Bill Wilkins, Senior Vice President and Managing Director, Minteq. "And we have seen key-account growth in India in all three product lines–refractories, metallurgical wire and laser equipment."

China represents Minteq's biggest opportunity and our biggest challenge. It is hard to overstate the role that China potentially plays in Minteq's business plan, as both a materials supplier and a prospective market with a significant growth potential. "If you compare production levels of North America to China, the volume differential is staggering: almost a seven-to-one advantage in the steel they produce," says Wilkins. "China produced over a half billion tons of steel in 2009 compared to North America's eighty-two million tons of production."

Minteq's charge in the Chinese refractory market is to adapt a business model that addresses the realities of selling into a climate where no competitor has been able to garner more than a 1-percent share. "To be frank," says Wilkins, "the assumption that we could succeed by simply cloning the value-added methods that worked for us elsewhere was a mistake on both the strategic and tactical levels. Our North American, and many European customers, recognize the advantage of our materials and steel-mill services teams. They take the long view: that we provide them with the ability to produce at a lower cost per ton of steel poured, resulting in more up-time and more efficient operations overall." Conversely, in China, says Wilkins, "When a furnace needs to be relined, lower cost labor is utilized more frequently and in larger numbers as opposed to seeking value added alternative methods. So it becomes more of a commodity business that we're dealing with."

Improved penetration of the Chinese market likely calls for alliance with a partner that has strong customer relationships and resident distribution systems. "That would help us deploy our systems without further, large scale investments in infrastructure," says Wilkins.

In supply-chain terms, China once ranked as one of the few accessible sources of affordable magnesia-based raw materials (magnesium oxide or MgO). That changed with the advent of export licenses in 2008. Prices spiked, as did questions about quality. "Today China remains an important source for our raw materials but our global supply chain strategy is leading us to seek alternatives through a careful process of diversification," says Wilkins. "We're developing relationships with alternative sources of MgO, which we've specified into our products in North America. In addition, we're exploring other sources in Europe and are working to optimize our own resources in Turkey."

Going forward, four "pillars" will drive Minteq's strategies: greater than cost of capital returns; an embedded lean culture; growth that is balanced both geographically and across product lines; and reduced dependency on China-sourced raw materials. Although MgO prices have declined from the untenable highs of 2008, Minteq regards product reformulation as a key to meeting customer needs while also addressing price sensitivities.



MINTEQ'S VISION IS TO LEVERAGE ITS EXISTING CUSTOMER POSITIONS IN ITS THREE ESTABLISHED PRODUCT LINES, OVER TIME BROADENING THESE POSITIONS WITH COMPLEMENTARY PRODUCTS AND SERVICES.

The global steel market, with its inherent uncertainties and regional disequilibrium, defies a quick fix. Minteq refractories are most valued in settings where furnace utilization rates exceed 80 percent: the more use, the more wear, the more maintenance. This makes Minteq to some degree recovery-dependent. For much of 2009, steel makers had excess capacity. Therefore, even in the U.S., says Wilkins, "our full-service model was not as relevant or as pressing to them." Minteq's vision is to leverage its existing customer positions in its three established product lines, over time broadening these positions with complementary products and services.

Central to this goal is MTI's global shared-services environment and standardization of workplace processes. "The Corporation is creating a systems infrastructure or 'backbone' that will enable us to be more efficient and cost effective in our support functions and have a solid platform for business growth".

GOING FORWARD, FOUR "PILLARS" WILL DRIVE MINTEQ'S STRATEGIES: GREATER THAN COST OF CAPITAL RETURNS; AN EMBEDDED LEAN CULTURE; GROWTH THAT IS BALANCED BOTH GEOGRAPHICALLY AND ACROSS PRODUCT LINES; AND REDUCED DEPENDENCY ON CHINA-SOURCED RAW MATERIALS.

PERFORMANCE MINERALS:

If it seems improbable that MTI would draw encouragement from a year in which revenues at Performance Minerals were down 15 percent from the prior year's already weakened numbers, consider the wider context. Last year saw domestic car sales plunge to a 27-year low, with the U.S. dislodged from its No. 1 ranking as a global car market for the first time since Ford pioneered mass production in 1913. Housing starts in 2009 were off about 75 percent from their 30-year highs of 2005–and down almost 40 percent year-to-year from 2008. Together, those two industries–construction and automotive–represent 85 percent of Performance Minerals' market.

Despite all that, Performance Minerals, which consists of the company's Processed Minerals mining/processing operations and Specialty PCC, ended the year with $6 million in operating income. "If you'd asked me at the beginning of 2009, it's safe to say I would not have forecast that number," says Doug Mayger, Vice President and Managing Director, Performance Minerals. "The expectation was for us to barely squeak in."



PERFORMANCE MINERALS' COMPARATIVELY GOOD RESULTS IN THIS MARKET WERE THE DIRECT CONSEQUENCE OF A DRAMATIC PROCESS OF IN-HOUSE OPTIMIZATION THAT ACTUALLY BEGAN SEVERAL YEARS AGO.

Performance Minerals' comparatively good results in this market were the direct consequence of a dramatic process of in-house optimization that actually began several years ago. "Given our obvious ties to infrastructure, we're the canary in the mine for economic distress," says Mayger. "We saw the omens in late 2007, and we were proactive about it. We started adjusting by not filling vacancies when employees left the Company or retired."

As the economy softened, then collapsed, it became clear that passive reductions alone would not meet the growing challenges. The resulting division-wide cuts in manpower and hours have put total Performance Minerals staffing today at about 30-percent fewer than 2008 levels.

These reductions were complemented by an accelerating series of phased-in lean initiatives, including 5S, Daily Management Control, High-Performance Work Systems, Standard Work and Problem Solving. "We continue to have regular Kaizen events, which promote continuous improvement by helping us target inefficiency," says Mayger. To assist workers in benchmarking their progress, Performance Minerals now measures productivity at more-frequent intervals than was once the case–daily or even hourly now, versus quarterly or monthly as before. On top of this came a heightened emphasis on unmanned operations, just-in-time manufacturing, and better inventory control.

Like its sibling units system-wide, the business unit stepped up its commitment to training and retraining in 2009. "The days when you come to work at Performance Minerals just to drive a truck or operate one piece of equipment are gone," Mayger says flatly. "Those aren't simply your job descriptions anymore. This emphasis on broader training and cross-training has produced a more flexible, accountable workforce." Mayger's bottom-line directive to all Performance Minerals employees is simple and twofold: "Learn new skills. Take more responsibility."

Moreover, Performance Minerals has implemented its slate of efficiencies with no sacrifice in quality or productivity. Indeed, thanks to a myriad of process enhancements, the business has reaped gains of up to 20 percent in both tons-per-hour-worked and sales-tons-per-employee.

The ultimate payoff for this wall-to-wall attention to detail was an 11-percent reduction in the business unit's break-even point. This not only enabled Performance Minerals to turn a profit on fewer tons sold, but increased the opportunities to flex pricing in advantageous



"WE CONTINUE TO HAVE REGULAR KAIZEN EVENTS, WHICH PROMOTE CONTINUOUS IMPROVEMENT BY HELPING US TARGET INEFFICIENCY..."

circumstances. Says Mayger: "A lower break-even, plus our long-standing reputation for consistency of product, helps us compete at greater distances and also overcome the logistical edge of competitors based closer to a customer." Performance Minerals continues to explore new ways of improving the cost proposition by weighing inter modal transport options: truck, rail, ship, or varied combinations thereof.

As was also true in 2008, Performance Minerals in 2009 was able to capture additional market share from competitors who exited the business or were less diligent about solidifying their financial positions and sustaining core competencies. Integral to this endeavor was MTI's corporate commitment to "voice of the customer."

"For us, there are settings where we're selling value-added, and settings where it's beneficial for us to see our role as vendors supplying a commodity," he says. "Knowing the business environment and getting very specific feedback on customer operations enables us to make those important judgment calls."

Value-added customers tend to be concentrated in sealants and consumer goods; the latter in particular emerged as a recession-resistant market even amid the darkest days of 2009. EmForce® Bio continues to give some indications of fulfilling its early promise for use in compostable plastics found in garbage bags, disposable plates and cups, and related product lines. The company also envisions expanding possibilities for Performance Mineral's line of ultra-fine products. As an exciting "horizon" prospect, the acceptance of nano-PCCs in products seeking improved performance and value added properties is gaining ground. Positive signs were much in evidence as 2009 drew to a close. Volume declines in the always difficult fourth quarter, when the construction industry historically goes into a seasonal hibernation, were less severe than anticipated–welcome news, given that construction alone can constitute over 75 percent of Performance Mineral's business. The automotive industry, too, finished a grim year on a relatively high note, with the Barretts, Montana, plant running at pre-recessions rates as Performance Minerals met the increasing demand for talc in sealants and catalytic converters. It was largely for such reasons that fourth quarter sales showed a modest but important uptick over 2008 numbers, from $22.4 million to $24.0 million.

"In my 25 years in the business, 2009 was the worst economic climate I've had to sell into, yet we remain solid," concludes Mayger. "We're at a point where the plants are right-sized today, and with plenty of capacity to grow. Although we could use some cooperation from the broader economy, we've demonstrated that even in the toughest times, our operations continue to be profitable."



"ALTHOUGH WE COULD USE SOME COOPERATION FROM THE BROADER ECONOMY, WE'VE DEMONSTRATED THAT EVEN IN THE TOUGHEST TIMES, OUR OPERATIONS CONTINUE TO BE PROFITABLE."

"THE DAYS WHEN YOU COME TO WORK AT PERFORMANCE MINERALS JUST TO DRIVE A TRUCK OR OPERATE ONE PIECE OF EQUIPMENT ARE GONE...THIS EMPHASIS ON BROADER TRAINING AND CROSS-TRAINING HAS PRODUCED A MORE FLEXIBLE, ACCOUNTABLE WORKFORCE. MAYGER'S BOTTOM-LINE DIRECTIVE TO ALL PERFORMANCE MINERALS EMPLOYEES IS SIMPLE AND TWOFOLD: LEARN NEW SKILLS. TAKE MORE RESPONSIBILITY."

10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission file number 1-11430

MINERALS TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**25-1190717** (I.R.S. Employer Identification Number)
The Chrysler Building **405 Lexington Avenue** **New York, New York** (Address of principal executive office)	**10174-0002** (Zip Code)

(212) 878-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

Indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ].

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ] Accelerated Filer [X] Non- accelerated Filer [ ] Smaller Reporting Company [ ]
(Do not check if smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based upon the closing price at which the stock was sold as of June 30, 2009, was approximately $486 million. Solely for the purposes of this calculation, shares of common stock held by officers, directors and beneficial owners of 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 5, 2010, the Registrant had outstanding 18,758,165 shares of common stock, all of one class.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement dated April 5, 2010	Part III

MINERALS TECHNOLOGIES INC.
2009 FORM 10-K ANNUAL REPORT
Table of Contents

PART I

Item 1. Business

Minerals Technologies Inc. (the "Company") is a resource- and technology-based company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and supporting systems and services. The Company has two reportable segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells the synthetic mineral product precipitated calcium carbonate ("PCC") and processed mineral product quicklime ("lime"), and mines mineral ores then processes and sells natural mineral products, primarily limestone and talc. This segment's products are used principally in the paper, building materials, paint and coatings, glass, ceramic, polymer, food, automotive and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory materials and specialty products, services and application and measurement equipment, and calcium metal and metallurgical wire products. Refractories segment products are primarily used in high-temperature applications in the steel, non-ferrous metal and glass industries.

The Company maintains a research and development focus. The Company's research and development capability for developing and introducing technologically advanced new products has enabled the Company to anticipate and satisfy changing customer requirements, creating market opportunities through new product development and product application innovations.

Specialty Minerals Segment

PCC Products and Markets

The Company's PCC product line net sales were $534.7 million, $605.7 million and $602.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company's sales of PCC have been, and are expected to continue to be, made primarily to the printing and writing papers segment of the paper industry. The Company also produces PCC for sale to companies in the polymer, food and pharmaceutical industries. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PCC Products - Paper

In the paper industry, the Company's PCC is used:

- As a filler in the production of coated and uncoated wood-free printing and writing papers, such as office papers;
- As a filler for coated and uncoated groundwood (wood-containing) paper such as magazine and catalog papers; and
- As a coating pigment for both wood-free and groundwood papers.

The Company's Paper PCC product line net sales were $484.6 million, $547.2 million and $542.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Approximately 50% of the Company's sales consist of PCC sold to papermakers from "satellite" PCC plants. A satellite PCC plant is a PCC manufacturing facility located near a paper mill, thereby eliminating costs of transporting PCC from remote production sites to the paper mill. The Company believes the competitive advantages offered by improved economics and superior optical characteristics of paper produced with PCC manufactured by the Company's satellite PCC plants resulted in substantial growth in the number of the Company's satellite PCC plants since the first such plant was built in 1986. For information with respect to the locations of the Company's PCC plants as of December 31, 2009, see Item 2, "Properties," below.

The Company currently manufactures several customized PCC product forms using proprietary processes. Each product form is designed to provide optimum balance of paper properties including brightness, opacity, bulk, strength and improved printability. The Company's research and development and technical service staffs focus on expanding sales from its existing and potential new satellite PCC plants as well as developing new technologies for new applications. These technologies include, among others, acid-tolerant ("AT®") PCC, which allows PCC to be introduced to the large wood-containing segment of the printing and writing paper market, and OPACARB® PCC, a family of products for paper coating.

The Company owns, staffs, operates and maintains all of its satellite PCC facilities, and owns or licenses the related technology. Generally, the Company and its paper mill customers enter into long-term evergreen agreements, initially ten years in length, pursuant to which the Company supplies substantially all of the customer's precipitated calcium carbonate filler requirements. The Company is generally permitted to sell to third-parties PCC produced at a satellite plant in excess of the host paper mill's requirement.

The Company also sells a range of PCC products to paper manufacturers from production sites not associated with paper mills. These merchant facilities are located at Adams, Massachusetts; Lifford, England; and Walsum, Germany.

PCC Markets - Paper

Uncoated Wood-Free Printing and Writing Papers – North America. Beginning in the mid-1980's, as a result of a concentrated research and development effort, the Company's satellite PCC plants facilitated the conversion of a substantial percentage of North American uncoated wood-free printing and writing paper producers to lower-cost alkaline papermaking technology. The Company estimates that during 2009, more than 90% of North American uncoated wood-free paper was produced employing alkaline technology. Presently, the Company owns and operates 19 commercial satellite PCC plants located at paper mills that produce uncoated wood-free printing and writing papers in North America.

Uncoated Wood-Free Printing and Writing Papers – Outside North America. The Company estimates the amount of uncoated wood-free printing and writing papers produced outside of North America at facilities that can be served by satellite and merchant PCC plants is more than twice as large (measured in tons of paper produced) as the North American uncoated wood-free paper market currently served by the Company. The Company believes that the superior brightness, opacity and bulking characteristics offered by its PCC products allow it to compete with suppliers of ground limestone and other filler products outside of North America. Presently, the Company owns and operates 20 commercial satellite PCC plants located at paper mills that produce uncoated wood-free printing and writing papers outside of North America.

Uncoated Groundwood Paper. The uncoated groundwood paper market, including newsprint, represents approximately 30% of worldwide paper production. Paper mills producing wood-containing paper still generally employ acid papermaking technology. The conversion to alkaline technology by these mills has been hampered by the tendency of wood-containing papers to darken in an alkaline environment. The Company has developed proprietary application technology for the manufacture of high-quality groundwood paper in an acidic environment using PCC (AT® PCC). Furthermore, as groundwood or wood-containing paper mills use larger quantities of recycled fiber, there is a trend toward the use of neutral papermaking technology in this segment for which the Company presently supplies traditional PCC chemistries. The Company now supplies PCC at about 12 groundwood paper mills around the world and licenses its technology to a ground calcium carbonate producer to help accelerate the conversion from acid to alkaline papermaking.

Coated Paper. The Company continues to pursue satellite PCC opportunities in coated paper markets where our products provide unique performance and/or cost reduction benefits to papermakers and printers. Our Opacarb product line is designed to create value to the papermaker and can be used alone or in combination with other coating pigments. PCC coating products are produced at 10 of the Company's PCC plants worldwide.

Specialty PCC Products and Markets

The Company also produces and sells a full range of dry PCC products on a merchant basis for non-paper applications. The Company's Specialty PCC product line net sales were $50.1 million, $58.5 million and $60.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company sells surface-treated and untreated grades of PCC to the polymer industry for use in automotive and construction applications, and to the adhesives and printing inks industries. The Company's PCC is also used by the food and pharmaceutical industries as a source of bio-available calcium in tablets and food applications, as a buffering agent in tablets, and as a mild abrasive in toothpaste. The Company produces PCC for specialty applications from production sites at Adams, Massachusetts and Lifford, England.

Processed Minerals - Products and Markets

The Company mines and processes natural mineral products, primarily limestone and talc. The Company also manufactures lime, a limestone-based product. The Company's net sales of processed mineral products were $93.7 million, $110.7 million and $114.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net sales of talc products were $32.3 million, $35.9 million and $37.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net sales of ground calcium carbonate ("GCC") products, which are principally lime and limestone, were $61.4 million, $74.8 million and $76.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company mines and processes GCC products at its reserves in the eastern and western parts of the United States. GCC is used and sold in the construction, automotive and consumer markets.

Lime produced at the Company's Adams, Massachusetts, and Lifford, United Kingdom, facilities is used primarily as a raw material for the manufacture of PCC at these sites and at some satellite PCC plants, and is sold commercially to various chemical and other industries.

The Company mines, beneficiates and processes talc at its Barretts site, located near Dillon, Montana. Talc is sold worldwide in finely ground form for ceramic applications and in North America for paint and coatings and polymer applications. Because of the exceptional chemical purity of the Barretts ore, a significant portion of worldwide automotive catalytic converter ceramic substrates contain the Company's Barretts talc.

The Company's natural mineral products are supported by the Company's limestone reserves located in the western and eastern parts of the United States, and talc reserves located in Montana. The Company estimates these reserves, at current usage levels, to be in excess of 30 years at its limestone production facilities and in excess of 20 years at its talc production facility.

Refractories Segment

Refractory Products and Markets

Refractories Products

The Company offers a broad range of monolithic and pre-cast refractory products and related systems and services. The Company's Refractory segment net sales were $278.9 million, $395.8 million and $361.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Refractory product sales are often supported by Company-supplied proprietary application equipment and on-site technical service support. The Company's proprietary application equipment is used to apply refractory materials to the walls of steel-making furnaces and other high temperature vessels to maintain and extend their useful life. Net sales of refractory products, including those for non-ferrous applications, were $225.4 million, $320.8 million and $290.5 million for the years ended December 31, 2009, 2008 and 2007. The Company's proprietary application system, such as its MINSCAN®, allow for remote-controlled application of the Company's refractory products in steel-making furnaces, as well as in steel ladles and blast furnaces. Since the steel-making industry is characterized by intense price competition, which results in a continuing emphasis on increased productivity, these application systems and the technologically advanced refractory materials developed in the Company's research laboratories have been well accepted by the Company's customers. These products allow steel makers to improve their performance through, among other things, the application of monolithic refractories to furnace linings while the furnace is at operating temperature, thereby eliminating the need for furnace cool-down periods and steel-production interruption. The result is a lower overall cost for steel produced by steel makers.

The Company's experienced technical service staff and advanced application equipment provide customers assurance that they will achieve their desired productivity objectives. The Company's technicians are also able to conduct laser measurement of refractory wear, sometimes in conjunction with robotic application tools, to improve refractory performance at many customer locations. The Company believes that these services, together with its refractory product offerings, provide it with a strategic marketing advantage.

Over the past several years the Refractories segment has continued to reformulate its products and application technology to maintain its competitive advantage in the market place. Some of the new products the Company has introduced in the past few years include:

- HOTCRETE®: High durability shotcrete products for applications at high temperatures in ferrous applications such as steel ladles;
- FASTFIRE®: High durability castable and shotcrete products in the non-ferrous and ferrous industries with the added benefit of rapid dry-out capabilities;
- OPTIFORM®: A system of products and equipment for the rapid continuous casting of refractories for applications such as steel ladle safety linings;
- ENDURATEQ®: A high durability refractory shape for glass contact applications such as plungers and orifice rings; and
- DECTEQ™: A system for the automatic control of electrical power feeding electrodes used in electric arc steel making furnaces.

Refractories Markets

The principal market for the Company's refractory products is the steel industry. Management believes that certain trends in the steel industry will provide growth opportunities for the Company. These trends include growth and quality improvements in select geographic regions (e.g., China, Eastern Europe and India) the development of improved manufacturing processes such as thin-slab casting, the trend in North America to shift production from integrated mills to electric arc furnaces (mini-mills) and the ever-increasing need for improved productivity and longer lasting refractories.

The Company sells its refractory products in the following markets:

Steel Furnace. The Company sells gunnable monolithic refractory products and application systems to users of basic oxygen furnaces and electric furnaces for application on furnace walls to prolong the life of furnace linings.

Other Iron and Steel. The Company sells monolithic refractory materials and pre-cast refractory shapes for iron and steel ladles, vacuum degassers, continuous casting tundishes, blast furnaces and reheating furnaces. The Company offers a full line of materials to satisfy most continuous casting refractory applications. This full line consists of gunnable materials, refractory shapes and permanent linings.

Industrial Refractory Systems. The Company sells refractory shapes and linings to non-steel refractories consuming industries including glass, cement, aluminum and petrochemicals, power generation and other non-steel industries. The Company also produces a specialized line of carbon composites and pyrolitic graphite primarily sold under the PYROID® trademark, primarily to the aerospace and electronics industries.

Metallurgical Products and Markets

The Company produces a number of other technologically advanced products for the steel industry, including calcium metal, metallurgical wire products and a number of metal treatment specialty products. Net sales of metallurgical products were $53.5 million, $75.0 million and $70.6 million for the years ended December 31, 2009, 2008 and 2007. The Company manufactures calcium metal at its Canaan, Connecticut, facility and purchases calcium in international markets. Calcium metal is used in the manufacture of the Company's PFERROCAL® solid-core calcium wire, and is also sold for use in the manufacture of batteries and magnets. The Company sells metallurgical wire products and associated wire-injection equipment for use in the production of high-quality steel. These metallurgical wire products are injected into molten steel to improve castability and reduce imperfections. The steel produced is used for high-pressure pipeline and other premium-grade steel applications.

Marketing and Sales

The Company relies principally on its worldwide direct sales force to market its products. The direct sales force is augmented by technical service teams that are familiar with the industries to which the Company markets its products, and by several regional distributors. The Company's sales force works closely with the Company's technical service staff to solve technical and other issues faced by the Company's customers. The Company's technical service staff assists paper producers in ongoing evaluations of the use of PCC for paper coating and filling applications. In the Refractory segment, the Company's technical service personnel advise on the use of refractory materials, and, in many cases pursuant to service agreements, apply the refractory materials to the customers' furnaces and other vessels. Continued use of skilled technical service teams is an important component of the Company's business strategy.

The Company works closely with its customers to ensure that their requirements are satisfied, and it often trains and supports customer personnel in the use of the Company's products. The Company oversees domestic marketing and sales activities from Bethlehem, Pennsylvania, and from regional sales offices in the eastern and western United States. The Company's international marketing and sales efforts are directed from regional centers located in Brussels, Belgium; Sao Jose Dos Campos, Brazil; and Shanghai, China. The Company believes its processed minerals are at regional locations that satisfy the stringent delivery requirements of the industries they serve. The Company also believes that its worldwide network of sales personnel and manufacturing sites facilitates the continued international expansion.

Raw Materials

The Company depends in part on having an adequate supply of raw materials for its manufacturing operations, particularly lime and carbon dioxide for the PCC product line, magnesia and alumina for its Refractory operations, and on having adequate access to ore reserves at its mining operations.

The Company uses lime in the production of PCC and is a significant purchaser of lime worldwide. Generally, lime is purchased under long-term supply contracts from unaffiliated suppliers located in close geographic proximity to the Company's PCC plants.

The principal raw materials used in the Company's monolithic refractory products are refractory-grade magnesia and various forms of aluminasilicates. The Company also purchases calcium metal, calcium silicide, graphite, calcium carbide and various alloys for use in the production of metallurgical wire products and uses lime and aluminum in the production of calcium metal. The Company purchases a significant portion of its magnesia requirements from sources in China. The price and availability of bulk raw materials from China are subject to fluctuations that could affect the Company's sales to its customers. In addition, the volatility of transportation costs have also affected the delivered cost of raw materials imported from China to North America and Europe.

Competition

The Company is continually engaged in efforts to develop new products and technologies and refine existing products and technologies in order to remain competitive and to position itself as a market leader.

With respect to its PCC products, the Company competes for sales to the paper industry with other minerals, such as GCC and kaolin, based in large part upon technological know-how, patents and processes that allow the Company to deliver PCC that it believes imparts gloss, brightness, opacity and other properties to paper on an economical basis. The Company is the leading manufacturer and supplier of PCC to the paper industry.

The Company competes in sales of its limestone and talc based primarily upon quality, price, and geographic location.

With respect to the Company's refractory products, competitive conditions vary by geographic region. Competition is based upon the performance characteristics of the product (including strength, consistency and ease of application), price, and the availability of technical support.

Research and Development

Many of the Company's product lines are technologically advanced. Our expertise in inorganic chemistry, crystallography and structural analysis, fine particle technology and other aspects of materials science apply to and support all of our product lines. The Company's business strategy for growth in sales and profitability depends, to a large extent, on the continued success of its research and development activities. Among the significant achievements of the Company's research and development efforts have been: the satellite PCC plant concept; PCC crystal morphologies for paper coating; AT® PCC for wood-containing papers; the development of FASTFIRE® and OPTIFORM® shotcrete refractory products; LACAM® laser-based refractory measurement systems; the MINSCAN® and HOTCRETE® application systems and EMforce® for the Processed Minerals and Specialty PCC product lines.

The Company will continue to develop its filler-fiber composite material, which could increase filler levels in uncoated freesheet paper to upwards of 30%. This product remains in development. The Company is in commercialization discussions with a company in Europe and also conducting large-scale trials in Asia. The Company will also continue to reformulate its refractory materials to be more competitive, and will also continue development of unique calcium carbonates for use in novel biopolymers.

For the years ended December 31, 2009, 2008 and 2007, the Company spent approximately $19.9 million, $23.1 million and $26.3 million, respectively, on research and development. The Company's research and development spending for 2009 was approximately 2.2% of net sales.

The Company maintains its primary research facilities in Bethlehem and Easton, Pennsylvania. It also has research and development facilities in China, Finland, Germany, Ireland, Japan and Turkey. Approximately 93 employees worldwide are engaged in research and development. In addition, the Company has access to some of the world's most advanced papermaking and paper coating pilot facilities.

Patents and Trademarks

The Company owns or has the right to use approximately 309 patents and approximately 797 trademarks related to its business. The Company believes that its rights under its existing patents, patent applications and trademarks are of value to its operations, but no one patent, application or trademark is material to the conduct of the Company's business as a whole.

Insurance

The Company maintains liability and property insurance and insurance for business interruption in the event of damage to its production facilities and certain other insurance covering risks associated with its business. The Company believes such insurance is adequate for the operation of its business. There is no assurance that in the future the Company will be able to maintain the coverage currently in place or that the premiums will not increase substantially.

Employees

At December 31, 2009, the Company employed 2,173 persons, of whom 1,072 were employed outside of the United States.

Environmental, Health and Safety Matters

The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the environment and health and safety. Certain of the Company's operations involve and have involved the use and release of substances that have been and are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Company's operations and such permits are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. The Company believes its operations are in substantial compliance with these laws and regulations and that there are no violations that would have a material effect on the Company. Despite these compliance efforts, some risk of environmental and other damage is inherent in the Company's operations, as it is with other companies engaged in similar businesses, and there can be no assurance that material violations will not occur in the future. The cost of compliance with these laws and regulations is not expected to have a material adverse effect on the Company.

Laws and regulations are subject to change. See Item 1A, Risk Factors, for information regarding the possible effects that compliance with new environmental laws and regulations, including those relating to climate change, may have on our businesses and operating results.

The Company obtained indemnification for certain potential health and safety liabilities under agreements entered into between the Company and Pfizer Inc ("Pfizer") or Quigley Company, Inc., a wholly-owned subsidiary of Pfizer, in connection with the initial public offering of the Company in 1992. See "Certain Relationships and Related Transactions" in Item 13.

Available Information

The Company maintains an internet website located at http://www.mineralstech.com. Its reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as well as its Proxy Statement and filings under Section 16 of the Securities Exchange Act of 1934 are available free of charge through the Investor Relations page of its website, as soon as reasonably practicable after they are filed with the Securities and Exchange Commission ("SEC"). Investors may access these reports through the Company's website by navigating to "Investor Relations" and then to "SEC Filings."

Financial information concerning our business segments and the geographical areas in which we operate appears in the Notes to the Consolidated Financial Statements.

Item 1A. Risk Factors

The disclosure and analysis set forth in this report contains certain forward-looking statements, particularly statements relating to future actions, future performance or results of current and anticipated products, sales efforts, expenditures, and financial results. From time to time, the Company also provides forward-looking statements in other publicly-released materials, both written and oral. Forward-looking statements provide current expectations and forecasts of future events such as new products, revenues and financial performance, and are not limited to describing historical or current facts. They can be identified by the use of words such as "expects," "plans," "anticipates," and other words and phrases of similar meaning.

Forward-looking statements are necessarily based on assumptions, estimates and limited information available at the time they are made. A broad variety of risks and uncertainties, both known and unknown, as well as the inaccuracy of assumptions and estimates, can affect the realization of the expectations or forecasts in these statements. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

The Company undertakes no obligation to update any forward-looking statements. Investors should refer to the Company's subsequent filings under the Securities Exchange Act of 1934 for further disclosures.

As permitted by the Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statements which identify factors that could cause the Company's actual results to differ materially from historical and expected results.

- ***Adverse General Economic, Business, and Industry Conditions***

  The Company's business and operating results have been and may in the future be adversely affected by the current US recession and other global economic conditions, including declining consumer and business confidence, volatile raw material prices, instability in credit markets, high unemployment, fluctuating interest rates and exchange rates, and other challenges that could affect the global economy. The Company's customers and potential customers may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing. As a result, existing or potential customers may reduce or delay their growth and investments and their plans to purchase products, and may not be able to fulfill their obligations in a timely fashion. Further, suppliers could experience similar conditions, which could impact their ability to fulfill their obligations to the Company. Adversity within capital markets may impact future return on pension assets, thus resulting in greater future pension costs that impact the company's results. Accordingly, a continued adverse economic climate in the U.S. or abroad could result in decreases in the Company's net revenue and profitability.

- ***Growth Rate***

  Sales and income growth of the Company depends upon a number of uncertain events, including the outcome of the Company's strategies of increasing its penetration into geographic markets such as Asia and Europe; increasing its penetration into product markets such as the market for papercoating pigments and the market for groundwood paper pigments; increasing sales to existing PCC customers by increasing the amount of PCC used per ton of paper produced; developing, introducing and selling new products such as filler-fiber composite materials for the paper industry; and acquisitions. Difficulties, delays or failure of any of these strategies could affect the future growth rate of the Company.

- ***Contract Renewals***

  Generally, the Company's sales of PCC are pursuant to long-term evergreen agreements, initially ten years in length, with paper mills where the Company operates satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite plant. However, failure of a number of the Company's customers to renew or extend existing agreements on terms as favorable to the Company as those currently in effect could have a substantial adverse effect on the Company's results of operations, and could also result in impairment of the assets associated with the PCC plant.

- ***Consolidation in Customer Industries, Principally Paper and Steel***

  Several consolidations in the paper industry have taken place in recent years. These consolidations could result in partial or total closure of some paper mills where the Company operates PCC satellites. Such closures would reduce the Company's sales of PCC, except to the extent that they resulted in shifting paper production and associated purchases of PCC to another location served by the Company. Similarly, consolidations have occurred in the steel industry. Such consolidations in the two major industries we serve concentrate purchasing power in the hands of a smaller number of papermakers and steel manufacturers, enabling them to increase pressure on suppliers, such as the Company. This increased pressure could have an adverse effect on the Company's results of operations in the future.

- ***Regulation and Litigation; Environmental Exposure*s**

  The Company's operations are subject to international, federal, state and local governmental environmental, health and safety, tax and other laws and regulations, and potentially to claims for various legal, environmental and tax matters. The Company is currently a party in various litigation matters. While the Company carries liability insurance, which it believes to be appropriate to its businesses, and has provided reserves for such matters, which it believes to be adequate, an unanticipated liability, arising out of such a litigation matter or a tax or environmental proceeding could have a material adverse effect on the Company's financial condition or results of operations.

  In addition, future events, such as changes to or modifications of interpretations of existing laws and regulations, or enforcement polices, or further investigation or evaluation of the potential environmental impacts of operations or health hazards of certain products, may give rise to additional compliance and other costs that could have a material adverse effect on the Company. State, national, and international governments and agencies have been evaluating climate-related legislation and regulation that would restrict emissions of greenhouse gases in areas in which we conduct business, and some such legislation and regulation have already been enacted or adopted. Enactment of climate-related legislation or adoption of regulation that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations or demand for our products. Our manufacturing processes, particularly the manufacturing process for PCC, use a significant amount of energy and, should energy prices increase as a result of such legislation or regulation, we may not be able to pass these increased costs on to purchasers of our products. We cannot predict if or when currently proposed or additional laws and regulations regarding climate change or other environmental or health and safety concerns will be enacted or adopted.

- ***New Products***

  The Company is engaged in a continuous effort to develop new products and processes in all of its product lines. Difficulties, delays or failures in the development, testing, production, marketing or sale of such new products could cause actual results of operations to differ materially from our expected results.

- ***Competition; Protection of Intellectual Property***

  The Company's ability to compete is based in part upon proprietary knowledge, both patented and unpatented. The Company's ability to achieve anticipated results depends in part on its ability to defend its intellectual property against inappropriate disclosure as well as against infringement. In addition, development by the Company's competitors of new products or technologies that are more effective or less expensive than those the Company offers could have a material adverse effect on the Company's financial condition or results of operations.

- ***Risks of Doing Business Abroad***

  As the Company expands its operations overseas, it faces increased risks of doing business abroad, including inflation, fluctuation in interest rates and currency exchange rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems, and other factors. Adverse developments in any of these areas could cause actual results to differ materially from historical and expected results.

- ***Availability and Cost of Raw Materials***

  The Company depends in part on having an adequate supply of raw materials for its manufacturing operations, particularly lime and carbon dioxide for the PCC product line, and magnesia and alumina for its Refractory operations and on having adequate access to ore reserves of appropriate quality at its mining operations. Unanticipated changes in the costs or availability of such raw materials, or in the Company's ability to have access to its ore reserves, could adversely affect the Company's results of operations.

- ***Cyclical Nature of Customers' Businesses***

  The majority of the Company's sales are to customers in industries which have historically been cyclical paper, steel and construction. The Company's exposure to variations in its customers' businesses has been reduced by the diversification of its portfolio of products and services; and by its geographic expansion. Also, the Company has structured most of its long-term satellite PCC contracts to provide a degree of protection against declines in the quantity of product purchased, since the price per ton of PCC generally rises as the number of tons purchased declines. In addition, many of the Company's product lines lower its customers' costs of production or increase their productivity, which should encourage them to use its products. In addition, our Processed Minerals and Specialty PCC product lines are affected by the domestic building and construction markets. The residential component of this market has experienced a significant slowdown which could have an adverse impact on future growth. A sustained economic downturn in one or more of the industries or geographic regions that the Company serves, or in the worldwide economy, could cause actual results of operations to differ materially from historical and expected results.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Set forth below is the location of, and the main customer served by, each of the Company's 53 satellite PCC plants as of December 31, 2009. Generally, the land on which each satellite PCC plant is located is leased at a nominal amount by the Company from the host paper mill pursuant to a lease, the term of which generally runs concurrently with the term of the PCC production and sale agreement between the Company and the host paper mill.

Location	Principal Customer
United States	
Alabama, Courtland	International Paper Company
Alabama, Jackson	Boise Inc.
Alabama, Selma	International Paper Company
Arkansas, Ashdown	Domtar Inc.
Florida, Pensacola	Georgia-Pacific Corporation (Koch Industries)
Kentucky, Wickliffe	NewPage Corporation
Louisiana, Port Hudson	Georgia-Pacific Corporation (Koch Industries)
Maine, Jay	Verso Paper Holdings LLC
Maine, Madison	Madison Paper Industries
Maine, Millinocket [3]	Katahdin Paper Company LLC
Michigan, Quinnesec	Verso Paper Holdings LLC
Minnesota, Cloquet	Sappi Ltd.
Minnesota, International Falls	Boise Inc.
New York, Ticonderoga	International Paper Company
North Carolina, Plymouth[2]	Domtar Inc.
Ohio, Chillicothe	P.H. Glatfelter Co.
Ohio, West Carrollton	Appleton Papers Inc.
South Carolina, Eastover	International Paper Company
Virginia, Franklin[2]	International Paper Company
Washington, Camas	Georgia-Pacific Corporation (Koch Industries)
Washington, Longview	North Pacific Paper Corporation
Washington, Wallula	Boise Inc.
Wisconsin, Kimberly	Appleton Coated
Wisconsin, Park Falls	Flambeau River Papers LLC
Wisconsin, Wisconsin Rapids	New Page Corporation

Location	Principal Customer
International	
Brazil, Guaiba	Aracruz Celulose S.A.
Brazil, Jacarei	Ahlstrom-VCP Industria de Papeis Especialis Ltda.
Brazil, Luiz Antonio	International Paper do Brasil Ltda.
Brazil, Mucuri	Suzano Papel e Celulose S. A.
Brazil, Suzano	Suzano Papel e Celulose S. A.
Canada, St. Jerome, Quebec	Cascades Fine Papers Group Inc.
Canada, Windsor, Quebec	Domtar Inc.
China, Dagang [1]	Gold East Paper (Jiangsu) Company Ltd.
China, Zhenjiang [1]	Gold East Paper (Jiangsu) Company Ltd.
China, Suzhou[1]	Gold HuaSheng Paper Company Ltd.
Finland, Äänekoski	M-real Corporation
Finland, Anjalankoski	Myllykoski Paper Oy
Finland, Tervakoski	Trierenberg Holding
France, Alizay	M-real Corporation
France, Docelles	UPM Corporation
France, Saillat Sur Vienne	International Paper Company
Germany, Schongau	UPM Corporation
India, Ballarshah1	Ballarpur Industries Ltd.
Indonesia, Perawang1	PT Indah Kiat Pulp and Paper Corporation
Japan, Shiraoi1	Nippon Paper Group Inc.
Malaysia, Sipitang	Ballarpur Industries Ltd.
Mexico, Chihuahua	Copamex, S.A. de C.V.
Poland, Kwidzyn	International Paper – Kwidzyn, S.A
Portugal, Figueira da Foz1	Soporcel - Sociedade Portuguesa de Papel, S.A.
Slovakia, Ruzomberok	Mondi Business Paper SCP
South Africa, Merebank1	Mondi Paper Company Ltd.
Thailand, Namphong	Phoenix Pulp & Paper Public Co. Ltd.
Thailand, Tha Toom1	Advance Agro Public Co. Ltd.

[1] These plants are owned through joint ventures.
[2] The Company expects to cease production at these facilities in the second quarter of 2010.
[3] This facility was idle in 2009.

The Company also owned at December 31, 2009, 8 plants engaged in the mining, processing and/or production of lime, limestone, precipitated calcium carbonate and talc, and owned or leased 19 manufacturing facilities worldwide within the Refractories segment. The Company's corporate headquarters, sales offices, research laboratories, plants and other facilities are owned by the Company except as otherwise noted. Set forth below is certain information relating to the Company's plants and office and research facilities:

Location	Facility	Product Line
United States		
Arizona, Pima County	Plant; Quarry[1]	Limestone
California, Lucerne Valley	Plant; Quarry	Limestone
Connecticut, Canaan	Plant; Quarry	Limestone, Metallurgical Wire/Calcium
Indiana, Portage	Plant	Refractories/Shapes
Louisiana, Baton Rouge	Plant	Monolithic Refractories
Massachusetts, Adams	Plant; Quarry	Limestone, Lime, PCC
Montana, Dillon	Plant; Quarry	Talc
New Jersey, Old Bridge	Plant	Monolithic Refractories
New York, New York	Headquarters[2]	All Company Products
Ohio, Bryan	Plant	Monolithic Refractories
Ohio, Dover	Plant	Monolithic Refractories/Shapes
Pennsylvania, Bethlehem	Administrative Office; Research laboratories; Sales Offices	PCC, Lime, Limestone, Talc
Pennsylvania, Easton	Administrative Office; Research laboratories; Plant; Sales Offices	All Company Products
Pennsylvania, Slippery Rock	Plant; Sales Offices	Monolithic Refractories/Shapes
Texas, Bay City	Plant	Talc
International		
Australia, Carlingford	Sales Office[2]	Monolithic Refractories
Belgium, Brussels	Sales Office[2]/Administrative Office	Monolithic Refractories/PCC

Location	Facility	Product Line
Brazil, Sao Jose dos Campos	Sales Office[2]/Administrative Office	PCC/Monolithic Refractories
China, Shanghai	Administrative Office/Sales Office	PCC/Monolithic Refractories
China, Suzhou	Plant/Sales Office/Research laboratories	Monolithic Refractories/PCC
Finland, Kaarina.........................	Research Laboratory[2]	PCC
Germany, Duisburg....................	Plant/Sales Office/Research laboratories	Laser Scanning Instrumentation/ Probes/Monolithic Refractories
Germany, Walsum	Plant	PCC
Holland, Hengelo	Plant/Sales Office	Metallurgical Wire
India, Mumbai...........................	Sales Office	Monolithic Refractories/ Metallurgical Wire
Ireland, Cork	Plant; Administrative Office2/ Research laboratories	Monolithic Refractories
Italy, Brescia	Sales Office; Plant	Monolithic Refractories/Shapes
Japan, Gamagori	Plant/Research laboratories	Monolithic Refractories/Shapes, Calcium
Japan, Tokyo	Sales Office	Monolithic Refractories
Singapore	Sales Office2	PCC
Spain, Santander	Plant/Sales Office2	Monolithic Refractories
South Africa, Pietermaritzburg ..	Plant/Sales Office	Monolithic Refractories
South Korea, Seoul	Sales Office2	Monolithic Refractories
South Korea, Yangsan	Plant3	Monolithic Refractories
Turkey, Gebze...........................	Plant/Research Laboratories	Monolithic Refractories/Shapes/ Application Equipment
Turkey, Istanbul	Administrative Office/Sales Office	Monolithic Refractories
Turkey, Kutahya	Plant	Monolithic Refractories/Shapes
United Kingdom, Lifford	Plant	PCC, Lime
United Kingdom, Rotherham.....	Plant/Sales Office	Monolithic Refractories/Shapes

1 This plant is leased to another company.

2 Leased by the Company. The facilities in Cork, Ireland, are operated pursuant to a 99-year lease, the term of which commenced in 1963. The Company's headquarters in New York, New York, are held under a lease which expires in 2010. The Company entered into a new lease agreement for its corporate headquarters in New York, New York which expires in 2021.

3 This plant is owned through a joint venture.

The Company believes that its facilities, which are of varying ages and are of different construction types, have been satisfactorily maintained, are in good condition, are suitable for the Company's operations and generally provide sufficient capacity to meet the Company's production requirements. Based on past loss experience, the Company believes it is adequately insured with respect to these assets and for liabilities likely to arise from its operations.

Item 3. Legal Proceedings

Certain of the Company's subsidiaries are among numerous defendants in a number of cases seeking damages for exposure to silica or to asbestos-containing materials. The Company currently has 305 pending silica cases and 26 pending asbestos cases. To date, 1,160 silica cases and 4 asbestos cases have been dismissed. One silica case was dismissed in the fourth quarter of 2009. Most of these claims do not provide adequate information to assess their merits, the likelihood that the Company will be found liable, or the magnitude of such liability, if any. Additional claims of this nature may be made against the Company or its subsidiaries. At this time management anticipates that the amount of the Company's liability, if any, and the cost of defending such claims, will not have a material effect on its financial position or results of operations.

The Company has not settled any silica or asbestos lawsuits to date. We are unable to state an amount or range of amounts claimed in any of the lawsuits because state court pleading practices do not require identifying the amount of the claimed damage. The aggregate cost to the Company for the legal defense of these cases since inception was approximately $0.1 million, the majority of which has been reimbursed by Pfizer Inc pursuant to the terms of certain agreements entered into in connection with the Company's initial public offering in 1992. Our experience has been that the Company is not liable to plaintiffs in any of these lawsuits and the Company does not expect to pay any settlements or jury verdicts in these lawsuits.

Environmental Matters

On April 9, 2003, the Connecticut Department of Environmental Protection ("DEP") issued an administrative consent order relating to our Canaan, Connecticut, plant where both our Refractories segment and Specialty Minerals segment have operations. We agreed to the order, which includes provisions requiring investigation and remediation of contamination associated with historic use of polychlorinated biphenyls ("PCBs") at a portion of the site. The following is the present status of the remediation efforts:

- *Building Decontamination.* We have completed the investigation of building contamination and submitted a report characterizing the contamination. We are awaiting review and approval of this report by the regulators. Based on the results of this investigation, we believe that the contamination may be adequately addressed by means of encapsulation through painting of exposed surfaces, pursuant to the Environmental Protection Agency's ("EPA") regulations and have accrued such liabilities as discussed below. However, this conclusion remains uncertain pending completion of the phased remediation decision process required by the regulations.
- *Groundwater.* We have completed investigations of potential groundwater contamination and have submitted a report on the investigations finding that there is no PCB contamination, but some oil contamination of the groundwater. We expect the regulators to require confirmatory long term groundwater monitoring at the site.
- *Soil.* We have completed the investigation of soil contamination and submitted a report characterizing contamination to the regulators. Based on the results of this investigation, we believe that the contamination may be left in place and monitored, pursuant to a site-specific risk assessment, which is underway. However, this conclusion is subject to completion of a phased remediation decision process required by applicable regulations.

We believe that the most likely form of remediation will be to leave existing contamination in place, encapsulate it, and monitor the effectiveness of the encapsulation.

We estimate that the cost of the likely remediation above would approximate $400,000, and that amount has been recorded as a liability on our books and records.

The Company is evaluating options for upgrading the wastewater treatment facilities at its Adams, Massachusetts, plant. This work has been undertaken pursuant to an administrative Consent Order originally issued by the Massachusetts Department of Environmental Protection on June 18, 2002. This Order was amended on June 1, 2009. The amended order requires the installation of a groundwater containment system by mid-year 2010. The amendment also includes the investigation by January 1, 2022 of options for ensuring that the facility's wastewater treatment ponds will not result in unpermitted discharge to groundwater. Additional requirements of the amendment include the submittal by July 1, 2022 of a plan for closure of a historic lime solids disposal area. Preliminary engineering reviews completed in 2005 indicate that the estimated cost of wastewater treatment upgrades to operate this facility beyond 2024 may be between $6 million and $8 million. The Company estimates that the remaining remediation costs would approximate $400,000, which has been accrued as of December 31, 2009.

The Company and its subsidiaries are not party to any other material pending legal proceedings, other than routine litigation incidental to their businesses.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol "MTX."

Information on market prices and dividends is set forth below:

2009 Quarters	**First**	**Second**	**Third**	**Fourth**
Market Price Range Per Share of Common Stock				
High	$ 42.10	$ 42.82	$ 50.87	$ 56.39
Low	26.76	31.41	35.87	45.85
Close	32.05	36.78	47.52	54.47
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

2008 Quarters	**First**	**Second**	**Third**	**Fourth**
Market Price Range Per Share of Common Stock				
High	$ 64.74	$ 72.42	$ 68.38	$ 59.36
Low	52.29	62.80	60.73	37.89
Close	61.72	64.65	61.62	40.90
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	787,530	$ 52.54	1,034,125
Equity compensation plans not approved by security holders	--	--	--
Total	787,530	$ 52.54	1,034,125

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Publicly Announced Program	Dollar Value of Shares That May Yet be Purchased Under the Program
September 28 - October 25	--	$ --	615,674	$ 37,167,023
October 26 - November 22	--	$ --	615,674	$ 37,167,023
November 23 - December 31	--	$ --	615,674	$ 0
Total	--	$ --		

On October 26, 2005, the Company's Board of Directors authorized the Company's management, at its discretion, to repurchase up to $75 million in additional shares over the next three-year period. As of December 31, 2008, the Company repurchased 1,307,598 shares under this program at an average price of approximately $57.36 per share. This program was completed in February 2008.

On October 24, 2007, the Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of additional shares over the next two-year period. As of December 31, 2009, 615,674 shares have been purchased under this program at an average price of approximately $61.45 per share. This program has expired as of December 31, 2009, and $37.2 million of the authorized $75 million were not repurchased by the Company.

On February 22, 2010, the Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of additional shares over the next two-year period.

On January 27, 2010, the Company's Board of Directors declared a regular quarterly dividend on its common stock of $0.05 per share. No dividend will be payable unless declared by the Board and unless funds are legally available for payment thereof.

On February 5, 2010, the last reported sales price on the NYSE was $47.46 per share. As of February 5, 2010, there were approximately 188 holders of record of the common stock.

The graph below matches the cumulative 5-year total return of holders of Minerals Technologies Inc.'s common stock with the cumulative total returns of the S&P 500 index and the S&P MidCap 400 Materials Sector index. The graph assumes that the value of the investment in the company's common stock and in each of the indexes (including reinvestment of dividends) was $100 on 12/31/2004 and tracks it through 12/31/2009.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Minerals Technologies Inc., The S&P 500 Index
And S&P MidCap 400 Materials Sector



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Minerals Technologies Inc.
S&P 500
S&P MidCap 400 Materials Sector

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/04	12/05	12/06	12/07	12/08	12/09
Minerals Technologies Inc.	100.00	84.07	88.76	101.39	62.13	83.15
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
S&P MidCap 400 Materials Sector	100.00	110.68	138.49	158.15	83.98	134.88

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

The following graph compares the cumulative 3-year total return provided shareholders of Minerals Technologies Inc.'s common stock relative to the cumulative total returns of the S & P 500 index and the S&P MidCap 400 Materials Sector index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indices on 12/31/2006 and its relative performance is tracked through 12/31/09.

COMPARISON OF 3 YEAR CUMULATIVE TOTAL RETURN*

Among Minerals Technologies Inc., The S&P 500 Index
And S&P MidCap 400 Materials Sector


$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09

Minerals Technologies Inc. **S&P 500** **S&P MidCap 400 Materials Sector**

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/06	12/07	12/08	12/09
Minerals Technologies Inc.	**100.00**	**114.23**	**70.00**	**93.69**
S&P 500	**100.00**	**105.49**	**66.46**	**84.05**
S&P MidCap 400 Materials Sector	**100.00**	**114.19**	**60.64**	**97.39**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

Dollars in Millions, Except Per Share Data

Income Statement Data:	**2009**	**2008**	**2007**	**2006**	**2005**
Net sales	$ 907.3	$ 1,112.2	$ 1,077.7	$ 1,023.5	$ 956.8
Cost of goods sold	751.5	891.7	845.1	798.7	744.0
Production margin	155.8	220.5	232.6	224.8	212.8
Marketing and administrative expenses	91.1	101.8	104.6	104.6	98.1
Research and development expenses	19.9	23.1	26.3	27.8	27.0
Impairment of assets	39.8	0.2	94.1	--	0.3
Restructuring and other costs	22.0	13.4	16.0	--	--
Income (loss) from operations	(17.0)	82.0	(8.5)	92.4	87.4
Non-operating income (deductions), net	(6.1)	0.3	(3.0)	(5.9)	(3.9)
Income (loss) from continuing operations before provision for taxes on income	(23.1)	82.3	(11.5)	86.5	83.5
Provision (benefit) for taxes on income (loss)	(5.4)	24.1	11.3	27.0	25.1
Income (loss) from continuing operations	(17.7)	58.2	(22.8)	59.5	58.4
Income (loss) from discontinued operations, net of tax	(3.2)	10.3	(37.8)	(6.1)	(3.4)
Consolidated net income (loss)	(20.9)	68.5	(60.6)	53.4	55.0
Less: Net income attributable to non-controlling interests	(2.9)	(3.2)	(2.9)	(3.4)	(1.7)
Net income (loss) attributable to Minerals Technologies Inc. (MTI)	$ (23.8)	$ 65.3	$ (63.5)	$ 50.0	$ 53.3
Earnings Per Share					
Basic:					
Earnings (loss) from continuing operations attributable to MTI	$ (1.10)	$ 2.91	$ (1.34)	$ 2.86	$ 2.78
Earnings (loss) from discontinued operations attributable to MTI	(0.17)	0.54	(1.97)	(0.31)	(0.16)
Basic earnings (loss) per share attributable to MTI	$ (1.27)	$ 3.45	$ (3.31)	$ 2.55	$ 2.62
Diluted:					
Earnings (loss) from continuing operations attributable to MTI	$ (1.10)	$ 2.90	$ (1.34)	$ 2.84	$ 2.75
Earnings (loss) from discontinued operations attributable to MTI	(0.17)	0.54	(1.97)	(0.31)	(0.16)
Diluted earnings (loss) per share attributable to MTI	$ (1.27)	$ 3.44	$ (3.31)	$ 2.53	$ 2.59
Weighted average number of common shares outstanding:					
Basic	18,724	18,893	19,190	19,600	20,345
Diluted	18,724	18,983	19,190	19,738	20,567
Dividends declared per common share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Balance Sheet Data:					
Working capital	$ 447.8	$ 380.7	$ 306.2	$ 199.7	$ 145.9
Total assets	1,072.1	1,067.6	1,128.9	1,193.1	1,156.3
Long-term debt	92.6	97.2	111.0	113.4	40.3
Total debt	104.1	116.2	127.7	203.1	156.9
Total shareholders' equity	747.7	734.8	773.3	770.9	788.6

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income and Expense Items as a Percentage of Net Sales

Year Ended December 31,	**2009**	**2008**	**2007**
Net sales	100.0%	100.0 %	100.0 %
Cost of goods sold	82.8	80.2	78.4
Production margin	17.2	19.8	21.6
Marketing and administrative expenses	10.1	9.1	9.7
Research and development expenses	2.2	2.1	2.4
Impairment of assets	4.4	--	8.8
Restructuring charges	2.4	1.2	1.5
Income (loss) from operations	(1.9)	7.4	(0.8)
Income (loss) from continuing operations before provision(benefit) for taxes	(2.6)	7.4	(1.1)
Provision (benefit) for taxes on income	(0.6)	2.2	1.0
Non-controlling interests	0.3	0.3	0.3
Income (loss) from continuing operations	(2.3)	4.9	(2.4)
Income (loss) from discontinued operations	(0.3)	1.0	(3.5)
Net income (loss)	(2.6)%	5.9%	(5.9)%

Executive Summary

As a result of the severe economic downturn and worldwide recession that accelerated in the fourth quarter of 2008 and continued through most of 2009, the Company's results were significantly affected by weakness in the primary end markets we serve – paper, steel, construction, and automotive. These economic conditions caused a significant decrease in the demand for our products, as volumes declined in all businesses. Beginning in the fourth quarter of 2008, the Company responded quickly to the downturn in economic activity by establishing additional procedures to generate and conserve its cash and reduce costs by curtailing production through shortened work schedules, continuing its intensive expense control initiatives, and suspending its stock buyback program. In the second quarter of 2009, as a result of the continuation of the severe downturn in the worldwide steel industry, the Company initiated a restructuring program to improve efficiencies through the consolidation and rationalization of certain manufacturing operations and through a further reduction of overhead costs. As a result, the Company recorded an impairment of assets charge of $37.5 million, restructuring charges of $10.2 million related to this realignment and pension settlement charges of $9.4 million in the second half of 2009. Volume declines as compared with prior year, however, more than offset the benefits derived from our announced restructuring programs and overall expense reduction initiatives.

As part of the restructuring program, the Company will consolidate its Old Bridge, New Jersey, operation into Bryan, Ohio, and Baton Rouge, Louisiana, in order to improve operational efficiencies and reduce logistics for key raw materials, resulting in an impairment of assets charge of $4.3 million; rationalize its North American specialty shapes product line resulting in an impairment of assets charge of $1.5 million; rationalize some of its European operations resulting in an impairment of assets charge of $2.2 million; record further impairment charges of $10.0 million related to its Asian refractory operations and actively seek a regional alliance to aid in marketing its high value product. In addition, we recognized impairment charges for refractory application equipment in North America of $3.7 million and Europe of $3.3 million due to customer underutilized assets under depressed volume conditions; an impairment of $6.5 million related to the Company's PCC facility in Millinocket, Maine, which has been idle since September 2008 and where the start-up of the satellite facility became unlikely. The Company will also reduce its current workforce by approximately 200 employees related to the plant consolidations as well as the streamlining of corporate and divisional management structures to operate more efficiently through the current economic environment. This realignment allowed the Company to better position itself strategically for improved profitability as the economy recovers.

In October 2009, Domtar Corporation announced its intention to cease production of paper grades requiring PCC at its Plymouth, North Carolina, paper mill and International Paper announced the closure of its Franklin, Virginia, mill. The Company has satellite PCC facilities at these paper mills and we expect these satellites to cease production in the second quarter of 2010. As a result, an impairment of assets charge of $2.0 million was recorded in the fourth quarter. We expect that these events will have a negative impact on our operating performance in 2010. Combined sales for these facilities in 2009 were $11.5 million.

Worldwide net sales for 2009 were $ 907.3 million, a decline of 18% from 2008 sales of $1.112 billion. Foreign exchange had an unfavorable impact on sales of approximately $29 million, or 3 percentage points of the decline. Loss from operations was $17.1 million in 2009 as compared with income from operations of $82.0 million in the prior year. Included in the operating loss in 2009 were restructuring charges of $22.0 million and impairment charges of $39.8 million, respectively. Included in the operating income of the prior year were restructuring costs of $13.4 million and an impairment of assets charge of $0.2 million.

Loss from continuing operations was $17.8 million as compared with income of $58.2 million in the prior year due to the aforementioned restructuring charges as well as the impact of the downturn in the economy. Loss from discontinued operations was $3.2 million in 2009 as compared with income from discontinued operations of $10.3 million in the previous year. In 2009, an impairment of assets charge was recorded in discontinued operations to reflect the lower market value of the Mt. Vernon, Indiana, facility. In 2008, the Company recorded gains of $13.7 million from the sale of four idle facilities previously written down. Net loss for the year was $23.8 million as compared with net income of $65.3 million in the prior year.

The Company's balance sheet as of December 31, 2009 continues to be very strong. Cash, cash equivalents and short-term investments at December 31, 2009 were more than $319 million. In addition, we have available lines of credit of $186 million, our debt to equity ratio was very low at 12%, and our current ratio was 3.9. Our cash flows from operations were in excess of $160 million in 2009.

The Company, and each of its reporting segments, achieved a dramatically improved performance in the second half of 2009 versus the first half of 2009 as the industries we serve continued to contract in the first half but began to stabilize and even increase slightly in the second half. In addition to an increase in volumes from improved market conditions in the second half, the Company also began to realize the benefits of the restructuring program initiated in the second quarter of 2009. The Company's production margin increased from $66 million in the first half of 2009 to $90 million in the second half, an improvement of 37%. Sales increased $74 million in the second half, an improvement of 18%, due to higher volumes. The Specialty Minerals Segment production margin improved from $50 million in the first half to $64 million in the second half, an increase of 27% on a 13% increase in sales. The Refractories segment production margin improved from $16 million in the first half to $27 million in the second half, an increase of 70% as sales increased $37 million or 30%.

Although there have been signs of economic recovery beginning in the third quarter of 2009 and continuing into the fourth quarter, there remains uncertainty as to the long-term sustainability of this market upturn and of the health of the overall economy. The Company feels, however, that due to our strong balance sheet, cash flow, and benefits derived as a result of the restructuring initiatives undertaken in 2007 and 2008, coupled with the realignment of our operations in the second quarter of 2009, the Company is well positioned to achieve sustainable profitable growth as and when the economy recovers.

We face some significant risks and challenges in the future:

- Our global business could continue to be adversely affected by decreases in economic activity.
    - North American and European steel production in 2009 was approximately 31% below production levels in 2008.
    - In the paper industry, production levels for printing and writing papers within North America and Europe, our two largest markets, were down 18% as compared with prior year.
    - Housing starts in 2009 were at a rate of approximately 550 thousand units, down 38% from prior year. Housing starts were at a peak rate of 2.1 million units in 2005. In the automotive industry, North American car and truck production was down 32% in 2009 as compared with 2008.
- The availability of credit in the financial markets could adversely affect the ability of our customers and/or our suppliers to obtain financing.
- The industries we serve, primarily paper, steel, construction and automotive, have been adversely affected by the global economic climate. Some of our customers may experience further consolidations and shutdowns or may face increased liquidity issues, which could deteriorate the aging of our accounts receivable, increase our bad debt exposure and possibly trigger impairment of assets or realignment of our businesses.
- Consolidations in the paper and steel industries concentrate purchasing power in the hands of fewer customers, increasing pricing pressure on suppliers such as Minerals Technologies Inc.
- Most of our Paper PCC sales are subject to long-term contracts that may be terminated pursuant to their terms, or may be renewed on terms less favorable to us.
- Our filler-fiber composite technology continues in development through customer trials, but has yet to be proven on a long-term commercial scale.
- We are subject to volatility in pricing and supply availability of our key raw materials used in our Paper PCC product line and Refractory product line. Our ability to recover increased costs is uncertain and may become more difficult in this economic environment.
- We continue to rely on China for a significant portion of our supply of magnesium oxide in the Refractories segment which may be subject to uncertainty in availability and cost.
- Fluctuations in energy costs have an impact on all of our businesses.
- Changes in the fair market value of our pension assets, rates of return on assets, and discount rates could have a significant impact on our net periodic pension costs as well as our funding requirements.
- As we expand our operations abroad we face the inherent risks of doing business in many foreign countries, including foreign exchange risk, import and export restrictions, and security concerns.
- The Company's operations, particularly in the mining and environmental areas (discharges, emissions and greenhouse gases), are subject to regulation by federal, state and foreign authorities and may be subject to, and presumably will be required to comply with, additional laws, regulations and guidelines which may be adopted in the future.

The Company will continue to focus on innovation and new product development and other opportunities for continued growth as follows:

- Development of the filler-fiber composite program, which continues to undergo large-scale paper machine trials, to increase the fill-rate for uncoated freesheet paper.
- Increasing our sales of PCC for paper by further penetration of the markets for paper filling at both freesheet and groundwood mills, particularly in emerging markets.
- Further growth of the Company's PCC coating product line using the satellite model.
- Leverage the Company's expertise in crystal engineering, especially in helping papermakers customize PCC morphologies for specific paper applications.
- Development of unique calcium carbonates used in the manufacture of novel biopolymers, a new market opportunity.
- Rapid deployment of value-added formulations of refractory materials that not only reduce costs but improve performance.
- Continuing our penetration in emerging markets.
- Further growth of PCC produced for paper filling applications by working with industry partners to develop new methods to increase the ratio of PCC for fiber substitutions.
- Further proliferation of operational excellence principles into all aspects of the organization, including system infrastructure and lean principles.
- Explore selective acquisitions to fit our core competencies in minerals and fine particle technology.

However, there can be no assurance that we will achieve success in implementing any one or more of these opportunities.

Results of Operations

Sales
(Dollars in millions)

Net Sales	2009	% of Total Sales	Growth	2008	% of Total Sales	Growth	2007	% of Total Sales
U.S.	$ 478.4	52.7 %	(18) %	$ 586.5	52.8 %	1 %	$ 581.9	54.0 %
International	428.9	47.3 %	(18) %	525.7	47.2 %	6 %	495.8	46.0 %
Net sales	$ 907.3	100.0 %	(18) %	$ 1,112.2	100.0 %	3 %	$ 1,077.7	100.0 %
Paper PCC	$ 484.6	53.4 %	(11) %	$ 547.2	49.2 %	1 %	$ 542.0	50.3 %
Specialty PCC	50.1	5.6 %	(14) %	58.5	5.3 %	(3) %	60.6	5.6 %
PCC Products	$ 534.7	59.0 %	(12) %	$ 605.7	54.5 %	1 %	$ 602.6	55.9 %
Talc	$ 32.3	3.5 %	(10) %	$ 35.9	3.2 %	(4) %	$ 37.3	3.5 %
GCC	61.4	6.8 %	(18) %	74.8	6.7 %	(2) %	76.7	7.1 %
Processed Minerals Products	$ 93.7	10.3 %	(15) %	$ 110.7	9.9 %	(3) %	$ 114.0	10.6 %
Specialty Minerals Segment	$ 628.4	69.3 %	(12) %	$ 716.4	64.4 %	-- %	$ 716.6	66.5 %
Refractory Products	$ 225.4	24.8 %	(30) %	$ 320.8	28.9 %	10 %	$ 290.5	27.0 %
Metallurgical Products	53.5	5.9 %	(29) %	75.0	6.7 %	6 %	70.6	6.5 %
Refractories Segment	$ 278.9	30.7 %	(30) %	$ 395.8	35.6 %	10 %	$ 361.1	33.5 %
Net sales	$ 907.3	100.0 %	(18) %	$ 1,112.2	100.0 %	3 %	$ 1,077.7	100.0 %

Worldwide net sales in 2009 decreased 18% from the previous year to $907.3 million. Foreign exchange had an unfavorable impact on sales of $28.6 million or 3 percentage points of the decline. Sales in the Specialty Minerals segment, which includes the PCC and Processed Minerals product lines, decreased 12% to $628.4 million from $716.4 million for the same period in 2008. Sales in the Refractories segment declined 30% from the previous year to $278.9 million. In 2008, worldwide net sales increased 3% to $1.112 billion from $1.078 billion in the prior year. In 2008, Specialty Minerals segment sales remained flat and Refractories segment sales increased approximately 10% from 2007.

In 2009, worldwide net sales of PCC, which is primarily used in the manufacturing process of the paper industry, decreased 12% to $534.7 million from $605.7 million in the prior year. Foreign exchange had an unfavorable impact on sales of approximately $21.2 million or 4 percentage points of the decline. Worldwide net sales of Paper PCC decreased 11% to $484.6 million from $547.2 million in the prior year. Total Paper PCC volumes declined 11% from prior year levels with volume declines in all regions except Latin America. Volume declines of approximately $65.0 million were partially offset by approximately $19.0 million in contractual price increases. Approximately $17.0 million, or 3% of the decline, was due to the effects of foreign exchange. Sales of Specialty PCC declined 14% to $50.1 million from $58.5 million in 2008. This decrease was primarily attributable to lower volumes of approximately $6.0 million and an unfavorable impact of foreign exchange of $4.2 million, partially offset by price increases of $1.9 million.

In 2008, worldwide net sales of PCC increased 1% to $605.7 million from $602.6 million in the prior year. Net sales of Paper PCC increased 1% to $547.2 million while Paper PCC volumes declined 4% from 2007 levels. This decline in volumes was offset by increased selling prices from the pass through of raw material cost increases and to foreign currency. Sales of Specialty PCC declined 3% in 2007 to $58.5 million from $60.6 million in the prior year. This decline was primarily attributable to lower volumes.

Net sales of Processed Minerals products in 2009 decreased 15% to $93.7 million from $110.7 million in 2008. GCC products and talc products decreased 18% and 10% to $61.4 million and $32.3 million, respectively. The decrease in the Processed Minerals product line was attributable to further weakness in the residential and commercial construction markets as well as the automotive market. As a result, volumes have declined 17% from the prior year.

Net sales of Processed Minerals products in 2008 decreased 3% to $110.7 million from $114.0 million in 2007. This decrease was primarily attributable to weakness in the residential construction and automotive markets.

Net sales in the Refractories segment in 2009 decreased 30% to $278.9 million from $395.8 million in the prior year. Foreign exchange had an unfavorable impact on sales of $7.3 million, or 2 percentage points of the decline. This segment has been affected negatively by the significant downturn in the global steel production which accelerated in the fourth quarter of 2008 and continued through the first three quarters of 2009. The markets showed some signs of stabilization in the fourth quarter of 2009. Sales of refractory products and systems to steel and other industrial applications decreased 30% to $225.4 million, from $320.8 million. Volumes declined approximately 32% as compared with prior year. Sales of metallurgical products within the Refractories segment decreased 29% to $53.5 million from $75.0 million in the prior year on volume declines of 25%.

Net sales in the Refractories segment in 2008 increased 10% to $395.8 million from $361.1 million in the prior year. This segment was positively affected by increased selling prices necessitated by significant raw material increases, which more than offset volume declines, and to the favorable effects of foreign currency of $9.4 million or 3 percentage points of growth. Sales of refractory products and systems to steel and other industrial applications increased 10% to $320.8 million in 2008 from $290.5 million in the prior year. Volumes declined 7% for the full year but were down 27% during the fourth quarter of 2008. Sales of metallurgical products within the Refractories segment increased 6% to $75.0 million from $70.6 million in 2007. This increase was primarily attributable to slightly higher volumes and favorable product mix, particularly in North America.

Net sales in the United States decreased approximately 18% to $478.4 million in 2009 and represented approximately 52.7% of consolidated net sales. International sales decreased approximately 18% to $428.9 million, due to lower worldwide volumes and the effects of foreign currency.

Operating Costs and Expenses
(Dollars in millions)

		2009	Growth		2008	Growth		2007
Cost of goods sold	$	751.5	(16%)%	$	891.7	6 %	$	845.1
Marketing and administrative	$	91.1	(11%)%	$	101.8	(3)%	$	104.6
Research and development	$	19.9	(14%)%	$	23.1	(13)%	$	26.3
Impairment of assets	$	39.8	*%	$	0.2	* %	$	94.1
Restructuring charges	$	22.0	64%%	$	13.4	(17)%	$	16.0

* Percentage not meaningful

Cost of goods sold in 2009 was 82.8% of sales compared with 80.2% in the prior year. Our cost of goods sold declined 16% as compared with 18% lower sales resulting in a 29% decrease in production margin. This reduction was attributable to lower volumes in all product lines related to the weak market conditions experienced in 2009. This was partially offset by expense savings through cost reduction initiatives and the benefits derived from our restructuring programs. In the Specialty Minerals segment, production margin decreased 12%, or $14.9 million from the prior year. This is attributable to lower volumes of $26 million in both the PCC and Processed Minerals product lines, as a result of market conditions as well as permanent and temporary shutdowns in the Paper PCC product line. This was partially offset by manufacturing and expense cost savings of $6 million and the benefits derived from our restructuring programs of approximately $4 million. In the Refractories segment, production margin declined 54%, or $49.7 million from 2008. This was attributable to volume decreases of $53 million. This was partially offset by cost and expense savings of $3 million and the benefits derived from our restructuring programs of $5 million.

Cost of goods sold in 2008 was 80.2% of sales compared with 78.4% in the prior year. Our cost of goods sold grew 6%, compared with 3% sales growth resulting in a 5% decrease in production margin. In the Specialty Minerals segment, the production margin decreased 9% as compared with a relatively flat sales growth. This segment had been affected by increased raw materials and energy costs of $24 million, lower volumes in the Processed Minerals and the Paper PCC product lines of $20 million and price concessions in the Paper PCC product line of $5 million. This was partially offset by the recovery of raw material costs through price increases of

$16 million, the benefits of the restructuring program of $17 million and manufacturing cost savings initiatives of $6 million In the Refractories segment, the production margin increased 1% as compared with 10% sales growth. This segment has been affected by increased raw material costs of $34 million and lower volumes of $2 million, partially offset by price increases of $31 million and the benefits of the restructuring program of $3 million.

Marketing and administrative costs declined 11% to $91.1 million in 2009, compared to $101.8 million in the prior year, and represented 10.1% of net sales as compared with 9.1% in the prior year. This reduction was due to the benefits of the restructuring program and other cost saving initiatives. In 2008, marketing and administrative expenses were 3% lower than in the prior year.

Research and development expenses decreased 14% in 2009 to $19.9 million and represented 2.2% of net sales. This decline was attributable to the reduction of Paper PCC trial costs through lower pricing, timing of trial activity, and to operating efficiencies achieved through our cost savings initiatives. In 2008, research and development expense also decreased 13% to $23.1 million and represented 2.1% of net sales.

The Company recorded restructuring charges of $22.0 million and impairment of assets charges of $39.8 million in 2009. Approximately $9.4 million of the restructuring charge relates to a pension settlement loss in our defined benefit plan in the United States. The remainder of the charge relates to provisions for severance and other employee benefits as part of our restructuring program initiated in the second quarter of 2009 as well as additional charges for our restructuring programs initiated in 2007 and 2008.

Restructuring and other costs (2007 program):

In the third quarter of 2007, the Company initiated a plan to realign its business operations to improve profitability and increase shareholder value. The realignment consisted of exiting certain businesses and consolidating some product lines to better position the Company for future success by focusing on the Company's core strengths. Major components of this realignment included exiting certain product lines which are reflected in discontinued operations, modification of the PCC coating product line from a merchant business model to a satellite business model, consolidation of certain manufacturing facilities and the write down of other underutilized assets worldwide. In addition, as part of this program, the Company initiated a plan to reduce its workforce by approximately 7 percent to better control operating expenses and improve efficiencies.

This realignment resulted in impairment of assets charges from continuing operations in 2007 as follows:

(millions of dollars)

Paper PCC	$	65.3
Specialty PCC		12.7
Total PCC		78.0
Processed Minerals		1.3
Specialty Minerals Segment		79.3
Refractories Segment		14.8
	$	94.1

The Company realized, beginning in the fourth quarter of 2007, annualized pre-tax depreciation savings of approximately $10 million related to the writedown of fixed assets, which, were included in income from continuing operations.

The Company also incurred impairment of assets charges from discontinued operations of approximately $46.9 million and realized, beginning in the fourth quarter of 2007, annualized pre-tax depreciation savings of approximately $3.2 million related to the writedown of fixed assets.

Restructuring costs incurred in 2009, 2008 and 2007 relating to the 2007 restructuring program were as follows:

(millions of dollars)

		2009		2008		2007
Severance and other employee benefits	$	--	$	2.2	$	13.5
Contract termination costs		--		--		1.8
Pension settlement costs		--		6.8		--
Other exit costs		--		0.5		0.7
	$	--	$	9.5	$	16.0

The Company expected incremental savings in 2009 of $2 million from this program over 2008, of which $1.8 million were realized. The total savings was approximately $12.8 million from this program, of which we realized savings of $11 million in 2008 and $1.8 million of additional savings in 2009. This program has been completed. Approximately $1.6 million and $12.9 million in severance payments were paid in 2009 and 2008, respectively. A restructuring liability of $1.7 million remains at December 31, 2009. Such amounts will be funded from operating cash flows.

The Company also incurred restructuring costs from discontinued operations of approximately $2.3 million relating to the 2007 restructuring program. The Company realized approximately $2.0 million in pre-tax cost savings in 2008 as a result of lower compensation and related expenses from this program.

Restructuring and other costs (2008 program):

In the fourth quarter of 2008, as a result of the worldwide economic downturn and the resulting impact on the Company's sales and operating profits, the Company initiated an additional restructuring program by reducing its workforce by approximately 14% through a combination of permanent reductions and temporary layoffs. The Company recorded a charge of $3.9 million in the fourth quarter of 2008 associated with this program. Additional charges were recorded in 2009 associated with this program.

Restructuring costs incurred in 2009 and 2008 relating to the 2008 restructuring program were as follows:

(millions of dollars)

	2009	2008
Severance and other employee benefits	$ 0.9	$ 3.9
Other exit costs	0.1	--
	$ 1.0	$ 3.9

The Company expected annualized savings of between $6 million to $8 million as it relates to this program in 2009. The Company realized compensation and related expense savings of approximately $9.1 million in 2009. Approximately $4.2 million in severance payments were paid in 2009. A restructuring liability of $0.1 million remains at December 31, 2009 and will be funded from cash flow from operations. This program has been completed.

Restructuring and other costs (2009 program):

In the second quarter of 2009, as a result of the continuation of the severe downturn in the worldwide steel industry, the Company initiated a restructuring program, primarily in the Refractories segment, to improve efficiencies through consolidation of manufacturing operations and reduction of costs. This realignment resulted in impairment of asset charges and restructuring charges in the second quarter of 2009 of $37.5 million and $8.9 million, respectively.

Restructuring costs incurred in 2009 related to the 2009 restructuring program were as follows:

(millions of dollars)	2009
Severance and other employee benefits	$ 10.1
Contract termination costs	0.4
Pension settlement costs	9.4
Other exit costs	0.2
	$ 20.1

As a result of the workforce reduction associated with the restructuring program and the related distribution of benefits, included in restructuring costs for 2009 are non-cash pension settlement costs of $9.4 million for some of our pension plans in the U.S.

The restructuring program reduced the workforce by approximately 200 employees worldwide. This reduction in force related to plant consolidations as well as a streamlining of corporate and divisional management structures to operate more efficiently. The Company expects to realize annualized pre-tax cost savings of approximately $16 million to $20 million upon completion of the program, of which $10 million relates to lower compensation and related expenses and $5 million relates to annualized pre-tax depreciation savings on the write-down of fixed assets. The Company realized compensation and related expense savings of approximately $6.5 million in 2009, which was as expected. Approximately $5.1 million in severance payments were paid in 2009. The Company expects to pay the remaining $5.1 million liability by the second half of 2010. The payments will be funded from operating cash flows.

The Company recorded an impairment of assets charge of $37.5 million in the second quarter of 2009 as a result of this realignment. Major components of this realignment, which is primarily in the Refractories segment, are as follows:

Americas Refractories

- The Company will consolidate its refractory operations at Old Bridge, New Jersey, into its facilities in Bryan, Ohio, and Baton Rouge, Louisiana, thereby improving operating efficiencies and reducing logistics for key raw materials. The Company recorded an impairment charge of $4.3 million for this facility.

- The Company will rationalize its North American specialty shapes product line and recorded an impairment charge of $1.5 million.

- The Company also recorded an impairment of assets charge of $3.7 million for refractory application equipment as a result of underutilized assets at customer locations under depressed volume conditions.

Asia Refractories

- The Company recorded impairment charges of $10.0 million for its Asian refractory operations as a result of continued difficulties in market penetration from its Chinese and other Asian manufacturing facilities. To take advantage of its strong technological capability in refractories, the Company will consolidate its Asian operations and actively seek a regional alliance to aid in the marketing of its high value products.

Europe Refractories

- The Company rationalized some of its European operations and recorded an impairment of assets charge of $2.2 million.

- The Company also recorded an impairment of assets charge of $3.3 million for refractory application equipment as a result of underutilized assets at customer locations experiencing depressed volume conditions.

- The Company recorded an impairment of assets charge of $6.0 million for certain intangible assets from its 2006 acquisition of a business in Turkey.

North America Paper PCC

- In the Paper PCC business, the Company recorded an impairment of asset charge of $6.5 million relating to its satellite PCC facility in Millinocket, Maine. This facility has been idle since September 2008 when the host paper company indefinitely shut one of its paper machines due to rising operational costs. The potential for the startup of our satellite at this facility is unlikely.

Other Assets

- In addition, the Company recorded impairment charges of $5.6 million to recognize the lower market value of its Mt. Vernon, Indiana, operation, which had been held for sale since October of 2007 and was included in discontinued operations. This business was sold in the fourth quarter of 2009.

The remaining carrying value of the impaired assets was determined by estimating marketplace participant views of the discounted cash flows of the asset groups and, in the case of tangible assets, by estimating the market value of the assets, which due to the specialized and limited use nature of our equipment, is primarily driven by the value of the real estate. As the estimated discounted cash flows were determined to be negative under multiple scenarios, the highest and best use of the tangible asset groups was determined to be a sale of the underlying real estate. The fair value of the significant real estate holdings was based on independent appraisals.

The Company realized, beginning in the third quarter of 2009, annualized pre-tax depreciation savings of approximately $5 million related to the write-down of fixed assets, of which approximately $2.4 million was recognized in depreciation savings in 2009.

In the fourth quarter of 2009, the Company recorded an impairment of assets charge of $2.0 million and contract termination costs of $0.9 million for its satellite facility at Franklin, Virginia due to the announced closure of the host mill at that location.

Income (Loss) from Operations (Dollars in millions)	**2009**	**Growth**	**2008**	**Growth**	**2007**
Income (loss) from operations	$ (17.0)	*%	$ 82.0	*%	$ (8.5)

* Percentage not meaningful

The Company recorded a loss from operations in 2009 of $17.0 million as compared with income from operations of $82.0 million in the prior year. Included in the 2009 income from operations were restructuring charges of $22.0 million and an impairment of assets charge of $39.8 million.

The Specialty Minerals segment recorded income from operations in 2009 of $34.2 million, a 40% decline from $57.0 million in the prior year. Included in income from operations was an impairment of assets charge of $8.5 million and restructuring and other exit costs of $11.5 million.

The Refractories segment recorded a loss from operations of $48.8 million in 2009 as compared with income from operations of $26.3 million in the prior year. Included in income from operations were restructuring charges of $10.5 million and an impairment of assets charge of $31.3 million.

In 2008, the Specialty Minerals segment recorded income from operations of $57.0 million as compared with a loss of $20 million in 2007. The Refractories segment recorded operating income in 2008 of $26.3 million as compared with $11.5 million in the previous year.

Non-Operating Income (Deductions)
(Dollars in millions)

	2009	Growth	2008	Growth	2007
Non-operating income (deductions), net.....	$ (6.1)	*%	$ 0.3	*%	$ (3.0)

* Percentage not meaningful

The Company recorded non-operating loss of $6.1 million in 2009 as compared with non-operating income of $0.3 million in the prior year. Included in net non-operating deductions in 2009 were foreign currency translation losses of $2.3 million recognized upon the Company's liquidation of its plant in Gomez Palacio, Mexico. The remaining increase in non-operating deductions as compared with prior year is primarily related to foreign exchange losses in the current year as compared to foreign exchange gains in the prior year.

The Company recorded non-operating income of $0.3 million in 2008 as compared with non-operating deductions of $3.0 million in the prior year. This increase was primarily attributable to lower interest expense due to lower interest rates and debt levels, higher interest income generated in connection with increased cash on hand and foreign exchange gains.

Provision (Benefit) for Taxes on Income
(Dollars in millions)

	2009	Growth	2008	Growth	2007
Provision for taxes on income....................	$ (5.4)	* %	$ 24.1	114%	$ 11.3

* Percentage not meaningful

The Company recorded a benefit for taxes on income in 2009 of $5.4 million as compared to a provision for taxes of $24.1 million. The effective rate in 2009 was 23.3% as compared with 29.3% in 2008. This decrease primarily relates to the increase in the tax benefit of depletion as a percentage of the decreased earnings. The tax benefit on the restructuring and impairments charge was $14.7 million, or, an effective tax benefit of 22.9% on such charge.

The factors having the most significant impact on our effective tax rates for the three periods are percentage depletion, restructuring and impairments, and the rate differential related to foreign earnings indefinitely invested.

Percentage depletion allowances (tax deductions for depletion that may exceed our tax basis in our mineral reserves) are available to us under the income tax laws of the United States for operations conducted in the United States. The tax benefits from percentage depletion were $3.2 million in 2009, $3.4 million in 2008, and $3.6 million in 2007. The decrease in 2009 compared to 2008 primarily is due to a decrease in mining sales.

In December of 2009, Mexico amended the tax law to require the recapture of certain tax benefits previously recognized from filing a Mexican consolidated tax return. The effect on the Company of this new law was to recognize an additional $1.5 million in income tax expense.

We operate in various countries around the world that have tax laws, tax incentives and tax rates that are significantly different than those of the United States. Many of these differences combine to move our overall effective tax rate higher or lower than the United States statutory rate depending on the mix of income relative to income earned in the United States. The effects of foreign earnings and the related foreign rate differentials resulted in an increase in income tax expense of $ 1.0 million in 2009 and a decrease of income tax expense of $3.7 million and $1.7 million in 2008 and 2007, respectively. The difference between 2007 and 2008 relates primarily to a 2007 restructuring of operations. The decrease of income tax benefits in 2009 as compared to 2008 results from the restructuring losses in foreign jurisdictions and the income tax rate differential in the foreign jurisdictions.

During 2009, tax expense increased by $6.2 million due to the establishment of valuation allowances. The valuation allowances were established primarily as a result of the restructuring as it is more likely than not that the deferred tax assets would not be recognized as they relate to the restructured entities.

Income (Loss) from Continuing Operations (Dollars in millions)	**2009**	**Growth**	**2008**	**Growth**	**2007**
Income (loss) from continuing operations	$ (17.7)	*%	$ 58.2	*%	$ (22.8)

* Percentage not meaningful

The Company recognized losses from continuing operations of $17.7 million in 2009 as compared with income of $58.2 million in 2008.

Income (loss) from Discontinued Operations (Dollars in millions)	**2009**	**Growth**	**2008**	**Growth**	**2007**
Income (loss) from discontinued operations	$ (3.2)	*%	$ 10.3	*%	$ (37.8)

* Percentage not meaningful

In 2009, the Company recognized a loss from discontinued operations of $3.2 million as compared with income from discontinued operations in the prior year of $10.3 million. Included in the loss from discontinued operations for 2009 was impairment of assets charge of $5.6 million, net of tax. The Company recorded this impairment charge to reflect the lower market value of its Mt. Vernon, Indiana, facility which was sold in the fourth quarter of 2009. Proceeds approximated the net book value.

Included in the 2008 income from discontinued operations was a pre-tax gain on sale of idle facilities previously written down of $13.9 million. In 2007, the loss from discontinued operations included pre-tax impairment of asset charges of $46.9 million and restructuring and other exit costs of $2.3 million.

Noncontrolling Interests (Dollars in millions)	**2009**	**Growth**	**2008**	**Growth**	**2007**
Noncontrolling interests.............................	$ 2.9	(10)%	$ 3.2	10%	$ 2.9

The decrease in the income attributable to non-controlling interests is due to lower profitability in our joint ventures.

Net Income (Loss) attributable to Minerals Technologies Inc. (MTI) (Dollars in millions)	**2009**	**Growth**	**2008**	**Growth**	**2007**
Net income (loss) attributable to MTI.........	$ (23.8)	*%	$ 65.3	*%	$ (63.5)

* Percentage not meaningful

The Company recorded a net loss of $23.8 million in 2009 as compared with net income of $65.3 million in 2008. The loss in 2009 was attributable to impairment of assets and restructuring charges.

The Company recorded a net loss of $63.5 million in 2007.

Outlook

Looking forward, we remain cautious about the state of the global economy and the impact it will have on our product lines. Although we saw some market stabilization in the third and fourth quarters of 2009, there remains uncertainty as to the sustainability of the upturn and timing of market recovery. We continue to experience weakness in all of the industries we serve -- paper, steel, construction and automotive. Steel production in North America and Europe experienced declines of more than 25% as compared with prior year and the paper industry continues to consolidate and rationalize capacity.

However, as a result of the realigning and restructuring of our operations in 2007 and 2008, coupled with the realignment of our operations in the second quarter of 2009, we strengthened the basic foundation of our businesses. Therefore, we are in a better position to sustain profitability as the economy recovers.

In 2010, we plan to focus on the following growth strategies:

- Continue development and potential commercial introduction of filler-fiber composite technology for the paper industry to increase the fill-rates of uncoated freesheet paper.
- Increase market penetration of PCC for paper filling at both freesheet and groundwood mills, particularly in emerging markets.
- Further expansion of the Company's PCC coating product line using the satellite model.
- Emphasize higher value specialty products and application systems to increase market penetration in the Refractories segment.

- Expand regionally into emerging markets, particularly to China and Eastern Europe.
- Development of unique calcium carbonates used in the manufacture of biopolymers, a new market opportunity.
- Continue to improve our cost competitiveness in all product lines.
- Explore selective acquisitions to fit our core competencies in minerals and fine particle technology.

However, there can be no assurances that we will achieve success in implementing any one or more of these strategies.

As we continue to expand our operations overseas, we face the inherent risks of doing business abroad, including inflation, fluctuations in interest rates and currency exchange rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems and other factors. Some of our operations are located in areas that have experienced political or economic instability, including Indonesia, Brazil, Thailand, China and South Africa. In addition, our performance depends to some extent on that of the industries we serve, particularly the paper manufacturing, steel manufacturing, and construction industries.

Our sales of PCC are predominantly pursuant to long-term evergreen contracts, initially about ten years in length, with paper companies at whose mills we operate satellite PCC plants. The terms of many of these agreements have been extended, generally in connection with an expansion of the satellite PCC plant. Failure of a number of our customers to renew existing agreements on terms as favorable to us as those currently in effect could cause our future sales growth rate to differ materially from our historical growth rate and, if not renewed, could also result in impairment of the assets associated with the PCC plant.

Liquidity and Capital Resources

Cash flows provided from operations in 2009 were used principally to fund $26.6 million of capital expenditures and to repay short term and long-term debt of $12.2 million. Cash provided from operating activities totaled $160.8 million in 2009 as compared with $134.2 million in 2008. The increase in cash from operating activities was primarily due to a decrease in working capital as compared to the prior year. This decrease primarily relates to lower inventory levels as compared with December 2008. Included in cash flow from operations was pension plan funding of approximately $7.8 million, $3.2 million and $24.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Working capital is defined as trade accounts receivable, trade accounts payable and inventories. Working capital decreased approximately 28% from December 2008. Our total days of working capital decreased to 59 days in 2009 from 88 days in 2008. This decrease was primarily attributable to reductions in raw materials inventories, primarily in the Refractories segment. In 2008, the Company had accelerated purchases of higher priced raw materials from China to avoid potential supply interruptions. The Company's days of inventory on hand decreased to 38 days in 2009 from 65 days in 2008. This decrease was partially offset by a slight increase in our accounts receivable. However, our days of sales outstanding decreased to 59 days in 2009 from 63 days in 2008. Our accounts receivable balances increased in December 2009 when compared with December 2008 primarily due to higher sales levels in the fourth quarter of 2009 as compared with the fourth quarter of 2008.

As a result of the market decline, the Company reallocated its asset portfolio in its pension plan to fixed income securities to prevent potential further declines in pension assets. During 2009, the Company began a program of systematically moving funds back into equities. The Company had approximately 51% of its pension assets in fixed income securities as of December 31, 2009. The Company intends to rebalance its investment portfolio to adhere to its long-term investment strategy over the next twelve months as the markets continue to stabilize. The Company's pension plans are over 85% funded, and presently there are no minimum funding requirements necessary.

On October 26, 2005, our Company's Board of Directors authorized the Company's management, at its discretion, to repurchase up to $75 million in additional shares over the next three-year period. The Company completed this program in February 2008 and repurchased 1,307,598 shares under this program at an average price of approximately $57.36 per share.

On October 24, 2007, the Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of additional shares over the next two-year period. As of December 31, 2008, 615,674 shares have been repurchased under this program at an average price of a proximately $61.45 per share. This program has expired and approximately $37.2 million of the $75 million authorized have not been repurchased.

On February 22, 2010, our Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of additional shares over the next two-year period.

On January 27, 2010, our Board of Directors declared a regular quarterly dividend on our common stock of $0.05 per share. No dividend will be payable unless declared by the Board and unless funds are legally available for payment.

The following table summarizes our contractual obligations as of December 31, 2009:

Contractual Obligations

		Payments Due by Period			
(millions of dollars)	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
Debt	$ 97.2	$ 4.6	$ 8.0	$ 84.6	$ --
Operating lease obligations	24.9	6.2	6.1	3.9	8.7
Total contractual obligations	$ 122.1	$ 10.8	$ 14.1	$ 88.5	$ 8.7

We have $191.2 million in uncommitted short-term bank credit lines, of which $5.3 million was in use at December 31, 2009. The credit lines are primarily in the US, with approximately $21 million or 11% outside the US. The credit lines are generally one year in term at competitive market rates at large well-established institutions. The Company typically uses its available credit lines to fund working capital requirements or local capital spending needs. At the present time, we have no indication that the financial institutions would be unable to commit to these lines of credit should the need arise. We anticipate that capital expenditures for 2010 should be between $50 million to $75 million, principally related to the construction of PCC plants and other opportunities that meet our strategic growth objectives. We expect to meet our other long-term financing requirements from internally generated funds, uncommitted bank credit lines and, where appropriate, project financing of certain satellite plants. The aggregate maturities of long-term debt are as follows: 2010 - $4.6 million; 2011 - $-- million; 2012 - $8.0 million; 2013 - $76.4 million; 2014 - $8.2 million; thereafter - $-- million.

The Company's debt to capital ratio is 12%, which is well below the financial covenant ratio in its debt agreements.

The Company has contingent obligations associated with unrecognized tax benefits, including interest and penalties, of approximately $8.5 million.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, valuation of inventories, valuation of long-term assets, goodwill and other intangible assets, pension plan assumptions, income taxes, asset retirement obligations, income tax valuation allowances, stock-based compensation, and litigation and environmental liabilities. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

- Revenue recognition: Revenue from sale of products is recognized at the time the goods are shipped and title passes to the customer. In most of our PCC contracts, the price per ton is based upon the total number of tons sold to the customer during the year. Under those contracts, the price billed to the customer for shipments during the year is based on periodic estimates of the total annual volume that will be sold to the customer. Revenues are adjusted at the end of each year to reflect the actual volume sold. There were no significant revenue adjustments in the fourth quarter of 2009 and 2008, respectively. We have consignment arrangements with certain customers in our Refractories segment. Revenues for these transactions are recorded when the consigned products are consumed by the customer. Revenues from sales of equipment are recorded upon completion of installation and receipt of customer acceptance. Revenues from services are recorded when the services are performed.

- Allowance for doubtful accounts: Substantially all of our accounts receivable are due from companies in the paper, construction and steel industries. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Such allowance is established through a charge to the provision for bad debt expenses. We recorded bad debt expenses (recoveries) of $1.2 million, $0.2 million and $(0.1) million in 2009, 2008 and 2007, respectively. In addition to specific allowances established for bankrupt customers, we also analyze the collection history and financial condition of our other customers considering current industry conditions and determine whether an allowance needs to be established or adjusted.

- Property, plant and equipment, goodwill, intangible and other long-lived assets: Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets can generate revenue, which does not necessarily coincide with the remaining term of a customer's contractual obligation to purchase products made using those assets. Our sales of PCC are predominately pursuant to long-term evergreen contracts, initially ten years in length, with paper mills at which we operate satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite PCC plant. Failure of a PCC customer to renew an agreement or continue to purchase PCC from our facility could result in an impairment of assets or accelerated depreciation at such facility.

- Valuation of long-lived assets, goodwill and other intangible assets: We assess the possible impairment of long-lived assets and identifiable amortizable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is reviewed for impairment at least annually. Factors we consider important that could trigger an impairment review include the following:

  - Significant under-performance relative to historical or projected future operating results;
  - Significant changes in the manner of use of the acquired assets or the strategy for the overall business;
  - Significant negative industry or economic trends;
  - Market capitalization below invested capital.

  The Company conducts its goodwill impairment testing for each Reporting Unit as of the beginning of the fourth quarter with the assistance of valuation specialists. There is a two-step process for testing of goodwill impairment and measuring the magnitude of any impairment. Step One involves a) developing the fair value of total invested capital of each Reporting Unit in which goodwill is assigned; and b) comparing the fair value of total invested capital for each Reporting Unit to its carrying amount, to determine if there is goodwill impairment. Should the carrying amount for a Reporting Unit exceed its fair value, then the Step One test is failed, and the magnitude of any goodwill impairment is determined under Step Two. The amount of impairment loss is determined in Step Two by comparing the implied fair value of Reporting Unit goodwill with the carrying amount of goodwill.

  The Company has three reporting units, PCC, Processed Minerals and Refractories. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management regularly reviews the operating results of those components.

  The Company performed its annual goodwill impairment test for all reporting units in the fourth quarter of 2009. The fair value of each reporting unit materially exceeded the carrying value of each reporting unit.

  The Refractories reporting unit incurred an operating loss during the second quarter due to low sales volumes associated with weak steel industry market conditions and high raw material costs consumed from inventory, which were purchased in the summer of 2008 during the peak of the demand cycle for Chinese sourced materials. We have implemented a restructuring program for this reporting unit designed to improve profitability in 2010 and beyond by rationalizing certain manufacturing facilities to reach break-even levels during low volume cycles and improve profitability at higher volumes. In our valuation of the Refractories reporting unit, we assumed minimal sales improvement for the remainder of 2009. Our sales growth volume assumptions over the next five years range from 5% to 8% from the very low levels experienced in 2009, utilizing several volume assumptions and sensitivity analyses. In our assumptions, by 2014, we only expect sales volumes to achieve on average 90% of annualized sales volume levels achieved in the third quarter of 2008. As a result of some forecasted volume improvement from present levels, coupled with cost and expense savings associated with the restructuring program, the fair value was significantly in excess of the carrying value and resulted in no impairment of goodwill.

  The goodwill balance for each reporting unit as of December 31, 2009 was as follows:

($ in millions)		December 31, 2009
PCC	$	9.5
Processed Minerals		4.6
Refractories		54.0
Total	$	68.1

The Invested Capital and Estimated Fair Value (FV), excluding cash, for the Refractories reporting unit as of October 1, 2009 were as follows:

($ in millions)		Invested Capital		Est. FV
Refractories	$	199.0	$	235.4

The Invested Capital, excluding cash, for the PCC and Processed Minerals Reporting Units as of October 1, 2009 were as follows:

($ in millions)		Invested Capital
PCC	$	255.1
Processed Minerals	$	104.1

The fair value of the PCC and Processed Minerals product lines were materially in excess of the carrying value.

The Company had approximately $296 million in cash and short term investments as of October 1, 2009, which would increase both the Invested Capital and Estimated Fair Values by the same amounts.

We estimate fair value of our reporting units by applying information available at the time of the valuation to industry accepted models using an income approach and market approach. The income approach incorporates the discounted cash flow method and focuses on the expected cash flow of the Reporting Unit. The market approach utilizes two methodologies, the Guideline Company Method and the Similar Transactions Method. The Guideline Company Method focuses on comparing the Reporting Units' risk profile and growth prospects to selected similar publicly traded companies. The Similar Transactions Method considers prices paid in recent transactions in the Reporting Unit's industry or related industries. We believe the income and market approaches are equally relevant to the determination of reporting unit fair value and therefore assigned equal weighting to each method.

The key assumptions we used in the income approach included revenue growth rates and profit margins based upon forecasts derived from available industry market data, a terminal growth rate and estimated weighted-average cost of capital based on market participants for which the discount rates were determined. For the Refractories reporting unit, we assumed that revenues would decline approximately 30% for the full year 2009 compared to 2008. The rate of sales decline would reduce in the fourth quarter of 2009 when compared with the fourth quarter of 2008, which was the beginning of the effects of the recession in our markets. Our compound annual sales growth assumption from 2008 to 2014 is negative 1%. Revenue growth was 10%, 4% and 6% for the years ended December 31, 2008, 2007 and 2006, respectively. Our gross profit margin is forecast at between 25% and 26% over the next five years and had ranged between 27% and 30% over the last three years. The terminal growth rates were projected at 3% after five years, which reflects our estimate of long term market and gross domestic product growth. We utilized discount rates of 12% and 13% in the valuation and, in addition, incorporated a company specific risk premium.

For the PCC and Processed Minerals reporting units, we assumed that revenues would decline approximately 15% for the full year 2009 compared to 2008. The rate of sales decline would reduce in the fourth quarter of 2009 when compared with the fourth quarter of 2008, which was the beginning of the effects of the recession in our markets. Our compound annual sales growth assumptions from 2008 to 2014 are less than 5% for both the PCC and Processed Minerals product lines. Revenue growth was 0%, 6% and 7% for the years ended December 31, 2008, 2007 and 2006, respectively. Our gross profit margin is forecast at between 21% and 28% over the next five years and had ranged between 27% and 31% over the last three years. The terminal growth rates were projected at 3% after five years, which reflects our estimate of long term market and gross domestic product growth. We utilized discount rates of 12% and 14% in the valuation and, in addition, incorporated a company specific risk premium.

The key assumptions we used in the market approach represent multiples of Sales and EBITDA and were derived from comparable publicly traded companies with similar operating characteristics as the reporting units. The market multiples used in our assumptions ranged from 0.7 to 1.1 times 2010 forecasted Sales and ranged from 6.0 to 8.5 times 2010 forecasted EBITDA.

The impairment testing involves the use of accounting estimates and assumptions. Actual results different from such estimates and assumptions could materially impact our financial condition or operating performance.

- Accounting for income taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the Consolidated Statements of Operations.

  Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss. We evaluate the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences and forecasted operating earnings. These sources of income inherently rely heavily on estimates. We use our historical experience and business forecasts to provide insight. Amounts recorded for deferred tax assets, net of valuation allowances, were $28.5 million and $13.1 million at December 31, 2009 and 2008, respectively. Such year-end 2009 amounts are expected to be fully recoverable within the applicable statutory expiration periods. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

  The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of operations. See Note 5 to the condensed consolidated financial statements, "Income Taxes," for additional detail on our uncertain tax positions.

- Pension Benefits: We sponsor pension and other retirement plans in various forms covering the majority of employees who meet eligibility requirements. Several statistical and actuarial models which attempt to estimate future events are used in calculating the expense and liability related to the plans. These models include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. Our assumptions reflect our historical experience and management's best judgment regarding future expectations. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these assumptions. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants, among other things. Differences from these assumptions may result in a significant impact to the amount of pension expense/liability recorded by us follows:

A one percentage point change in our major assumptions would have the following effects.

Effect on Expense

(millions of dollars)	Discount Rate	Salary Scale	Return on Asset
1% increase	$ (2.7)	$ 0.4	$ (1.2)
1% decrease	$ 3.1	$ (0.4)	$ 1.2

Effect on Projected Benefit Obligation

(millions of dollars)	Discount Rate	Salary Scale
1% increase	$ (20.0)	$ 2.0
1% decrease	$ 24.8	$ (1.8)

The investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to achieve our target of an average long-term rate of return of 7.15%. While we believe we can achieve a long-term average rate of return of 7.15%, we can not be certain that the portfolio will perform to our expectations. From inception through October 31, 2008, assets were strategically allocated among equity, debt and other investments to achieve a diversification level that dampens fluctuations in investment returns. The Company's long-term investment strategy had an investment portfolio mix of approximately 65% in equity securities and 35% in fixed income securities. The Company's 16-year average rate of return on assets through December 31, 2008 was over 9% on its investment assets despite the significant losses realized in 2008. During the fourth quarter of 2008, the Company adopted a capital conservation strategy as a result of the severe market volatility experienced in the latter part of 2008. As part of this strategy, the Company temporarily invested its pension assets in fixed income securities due to the uncertainty in the markets but has not changed its long-term investment strategy. As of the end of the year, the Company had approximately 51% of its pension assets in fixed income securities. During the first half of 2009, we analyzed data provided by investment consultants who indicated the likely returns from a move to equities at that time were not significantly better than the expected returns from the capital conservation strategy and that such a change involved significantly more risk. During the third quarter 2009, we began a program of systematically moving funds back into equities. The Company intends to rebalance its investment portfolio and re-evaluate to its long-term investment strategy over the next twelve months as the markets continue to stabilize.

- Asset Retirement Obligations: We currently record the obligation for estimated asset retirement costs at a fair value in the period incurred. Factors such as expected costs and expected timing of settlement can affect the fair value of the obligations. A revision to the estimated costs or expected timing of settlement could result in an increase or decrease in the total obligation which would change the amount of amortization and accretion expense recognized in earnings over time.

  A one-percent increase or decrease in the discount rate would change the total obligation by approximately $0.1 million.

  A one-percent increase or decrease in the inflation rate would change the total obligation by approximately $0.3 million.

- The Company uses the Black-Scholes option pricing model to determine the fair value of stock options on their date of grant. This model is based upon assumptions relating to the volatility of the stock price, the life of the option, risk-free interest rate and dividend yield. Of these, stock price volatility and option life require greater levels of judgment and are therefore critical accounting estimates.

  We used a stock price volatility assumption based upon the historical and implied volatility of the Company's stock. We believe this is a good indicator of future, actual and implied volatilities. For stock options granted in the period ended December 31, 2009, the Company used a volatility assumption of 28.01%.

  The expected life calculation was based upon the observed and expected time to post-vesting forfeiture and exercise. For stock options granted during the fiscal year ended December 31, 2009, the Company used a 6.3 year life assumption.

  The Company believes the above critical estimates are based upon outcomes most likely to occur, however, were we to simultaneously increase or decrease the option life by one year and the volatility by 100 basis points, recognized compensation expense would have changed approximately $0.1 million in either direction for the year ended December 31, 2009.

For a detailed discussion on the application of these and other accounting policies, see "Summary of Significant Accounting Policies" in the "Notes to the Consolidated Financial Statements" in Item 15 of this report, beginning on page F-6. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

Prospective Information and Factors That May Affect Future Results

The SEC encourages companies to disclose forward-looking information so that investors can better understand companies' future prospects and make informed investment decisions. This report may contain forward-looking statements that set our anticipated results based on management's plans and assumptions. Words such as "expects," "plans," "anticipates," and words and terms of similar substance, used in connection with any discussion of future operating or financial performance identify these forward-looking statements.

We cannot guarantee that the outcomes suggested in any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and the accuracy of assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and should refer to the discussion of certain risks, uncertainties and assumptions in Item 1A, "Risk Factors."

Inflation

Historically, inflation has not had a material adverse effect on us. However, in recent years both business segments have been affected by rapidly rising raw material and energy costs. The Company and its customers will typically negotiate reasonable price adjustments in order to recover a portion of these rapidly escalating costs. As the contracts pursuant to which we construct and operate our satellite PCC plants generally adjust pricing to reflect increases in costs resulting from inflation, there is a time lag before such price adjustments can be implemented.

Cyclical Nature of Customers' Businesses

The bulk of our sales are to customers in the paper manufacturing, steel manufacturing and construction industries, which have historically been cyclical. The pricing structure of some of our long-term PCC contracts makes our PCC business less sensitive to declines in the quantity of product purchased. However, we cannot predict the economic outlook in the countries in which we do business, nor in the key industries we serve.

Recently Issued Accounting Standards

In January 2010, the FASB issued guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and the requirement to separately disclose transfers of instruments between level 1 and level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009; however, the requirement to provide purchases, sales, issuances and settlements in the level 3 rollforward on a gross basis is effective for fiscal years beginning after December 15, 2010. Early adoption of the guidance is permitted.

In October 2009, the FASB amended the accounting and disclosure requirements for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010, modify the criteria for recognizing revenue in multiple element arrangements and the scope of what constitutes a non-software deliverable. The implementation of this guidance is not expected to have a material impact on our consolidated financial statements.

In July 2009, the FASB implemented the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative U.S. generally accepted accounting principles. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight areas, ranging from industry-specific to general financial statement matters. Use of the Codification is effective for interim and annual periods ending after September 15, 2009. The Company began to use the Codification on the effective date, and it had no impact on the Company's Consolidated Financial Statements. However, throughout this Annual Report, all references to prior FASB, AICPA and EITF accounting pronouncements have been removed, and all non-SEC accounting guidance is referred to in terms of the applicable subject matter.

In May 2009, new guidance was issued on subsequent events. The standard provided guidance on management's assessment of subsequent events. This standard is effective prospectively for interim and annual periods ending after June 15, 2009. This implementation of this standard did not have a material impact on our consolidated financial results.

In December 2008, a standard was issued which will require more detailed disclosures about employers' pension plan assets. The new disclosure requirement will require additional information regarding investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. This new standard amends disclosure requirements for periods ending after December 15, 2009. The Company adopted this pronouncement as of December 31, 2009.

In March 2008, a statement was issued which amends the disclosure requirements for derivative instruments and hedging activities. It requires companies with derivative instruments to provide enhanced disclosures that would enable financial statement users to understand how derivative instruments affect a company's financial position, financial performance and cash flows. This statement is effective for fiscal years beginning on or after November 15, 2008, with early adoption encouraged. The Company adopted this pronouncement as of January 1, 2009.

In February 2008, a statement was issued which excludes fair value measurements for purposes of lease classification. In addition, the effective date of fair value measurement requirements for certain non-financial assets and non-financial liabilities was deferred to fiscal years beginning after November 15, 2008.

In December 2007, a statement was issued that changed the requirements for an acquirer's recognition and measurement of the assets acquired and the liabilities assumed in a business combination. This statement is effective for annual periods beginning after December 15, 2008 and should be applied prospectively for all business combinations entered into after the date of adoption.

In December 2007, a statement was issued on noncontrolling interests in consolidated financial statements. The provisions of this statement require (i) that noncontrolling (minority) interests be reported as a component of shareholders' equity, (ii) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of this statement has not materially impacted the Company's consolidated financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may have an impact on our financial position, results of operations or cash flows due to adverse changes in market prices and foreign currency and interest rates. We are exposed to market risk because of changes in foreign currency exchange rates as measured against the U.S. dollar. We do not anticipate that near-term changes in exchange rates will have a material impact on our future earnings or cash flows. However, there can be no assurance that a sudden and significant change in the value of foreign currencies would not have a material adverse effect on our financial condition and results of operations. Approximately 52% of our bank debt bears interest at variable rates; therefore our results of operations would only be affected by interest rate changes to such bank debt outstanding. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

We do not enter into derivatives or other financial instruments for trading or speculative purposes. When appropriate, we enter into derivative financial instruments, such as forward exchange contracts and interest rate swaps, to mitigate the impact of foreign exchange rate movements and interest rate movements on our operating results. The counterparties are major financial institutions. Such forward exchange contracts and interest rate swaps would not subject us to additional risk from exchange rate or interest rate movements because gains and losses on these contracts would offset losses and gains on the assets, liabilities, and transactions being hedged. We had open forward exchange contracts to purchase approximately $4.6 million and $6.4 million of foreign currencies as of December 31, 2009 and 2008, respectively. These contracts mature between January and July of 2010. The fair value of these instruments at December 31, 2009 and December 31, 2008 was a liability of $0.1 million and $0.4 million, respectively.

In 2008, the Company entered into forward contracts to purchase 30 million Euros as a hedge of its net investment in Europe. These contracts mature in October 2013. The fair value of these instruments at December 31, 2009 was a liability of $0.6 million. The fair value of these instruments at December 31, 2008 was an asset of $2.1 million.

Item 8. Financial Statements and Supplementary Data

The financial information required by Item 8 is contained in Item 15 of Part IV of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, and under the supervision and with participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, pursuant to Exchange Act Rule 13a-15(b). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have included a report of management's assessment of the design and operating effectiveness of our internal controls as part of this report. Management's report is included in our consolidated financial statements beginning on page F-1 of this report under the caption entitled "Management's Report on Internal Control Over Financial Reporting."

The Company is in the process of implementing a global enterprise resource planning ("ERP") system to manage our business operations. As of December 31, 2009, all of our domestic locations were using the new systems. The worldwide implementation is expected to be completed over the next few years and involves changes in systems that include internal controls. Although the transition has proceeded to date without material adverse effects, the possibility exists that the migration to the new ERP system could adversely affect the Company's disclosure controls and procedures or our results of operations in future periods. We are reviewing each system as it is being implemented and the controls affected by the implementation of the new systems, and are making appropriate changes to affected internal controls as we implement the new systems. We believe that the controls as modified are appropriate and functioning effectively.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Set forth below are the names and ages of all Executive Officers of the Registrant indicating all positions and offices with the Registrant held by each such person, and each such person's principal occupations or employment during the past five years.

Name	Age	Position
Joseph C. Muscari	63	Chairman of the Board and Chief Executive Officer
D. Randy Harrison	58	Senior Vice President, Organization and Human Resources
D.J. Monagle, III	47	Senior Vice President and Managing Director, Paper PCC
John A. Sorel	62	Senior Vice President, Finance, and Chief Financial Officer
William J.S. Wilkins	53	Senior Vice President and Managing Director, Minteq International
Michael A. Cipolla	52	Vice President, Corporate Controller and Chief Accounting Officer
Douglas T. Dietrich	40	Vice President, Corporate Development and Treasury
William A. Kromberg	64	Vice President, Taxes
Douglas W. Mayger	52	Vice President and Managing Director, Performance Minerals
Thomas J. Meek	52	Vice President, General Counsel and Secretary

Joseph C. Muscari was elected Chairman of the Board and Chief Executive Officer effective March 1, 2007. Prior to that, he was Executive Vice President and Chief Financial Officer of Alcoa Inc. He has served as a member of the Board of Directors since 2005.

D. Randy Harrison was elected Senior Vice President, Organization and Human Resources effective January 1, 2008. Prior to that, he had been Vice President and Managing Director, Performance Minerals since January 2002.

D.J. Monagle, III was elected Senior Vice President and Managing Director, Paper PCC, effective October 1, 2008. In November 2007, he was appointed Vice President and Managing Director - Performance Minerals. He joined the Company in January of 2003 and held positions of increasing responsibility including Vice President, Americas, Paper PCC and Global Marketing Director, Paper PCC.

John A. Sorel was elected Senior Vice President, Finance and Chief Financial Officer in November 2002. He was elected Senior Vice President, Corporate Development and Finance on January 1, 2002 and prior to 2002 he held positions of increasing authority with the Company, most recently Vice President and Managing Director, Paper PCC.

William J.S. Wilkins was elected Senior Vice President and Managing Director, Minteq International in November 2007. He joined the Company in June 2007 as Vice President, Global Supply Chain and Logistics. Prior to that, he had founded Management Services, a consulting firm. Before starting his consultancy, he was President and Chief Executive Officer of Sermatech International Inc.; Vice President and Chief Financial Officer of the Teleflex Aerospace Group; and head of finance and administration at Howmet Castings, a business unit of Alcoa, which he joined in 1994.

Michael A. Cipolla was elected Vice President, Corporate Controller and Chief Accounting Officer in July 2003. Prior to that, he served as Corporate Controller and Chief Accounting Officer of the Company since 1998. From 1992 to 1998 he served as Assistant Corporate Controller.

Douglas T. Dietrich was elected Vice President, Corporate Development and Treasury effective August 2007. He had been Vice President, Alcoa Wheel Products since 2006 and President, Latin America Extrusions and Global Rod and Bar Products since 2002.

William A. Kromberg has served as Vice President, Taxes of the Company since 1993.

Douglas W. Mayger was elected Vice President and Managing Director, Performance Minerals which encompasses the Processed Minerals product line and the Specialty PCC product line, effective October 1, 2008. Prior to that, he was General Manager- Carbonates West, Performance Minerals and Business Manager - Western Region. Before joining the Company as plant manager in Lucerne Valley in 2002, he served as Vice President of Operations for Aggregate Industries.

Thomas J. Meek was elected Vice President, General Counsel and Secretary of the Company effective September 1, 2009. Prior to that, he served as Deputy General Counsel at Alcoa. Before joining Alcoa in 1999, Mr. Meek worked with Koch Industries, Inc. of Wichita, Kansas, where he held numerous supervisory positions. His last position there was Interim General Counsel. From 1985 to 1990, Mr. Meek was an Associate/Partner in the Wichita, Kansas law firm of McDonald, Tinker, Skaer, Quinn & Herrington, P.A.

The information concerning the Company's Board of Directors required by this item is incorporated herein by reference to the Company's Proxy Statement, under the captions "Committees of the Board of Directors" and “Item 1- Election of Directors.”

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated herein by reference to the Company's Proxy Statement, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Board has established a code of ethics for the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer entitled "Code of Ethics for the Senior Financial Officers," which is available on our website, www.mineralstech.com, under the links entitled "Corporate Responsibility, Corporate Governance and Policies and Charters."

Item 11. Executive Compensation

The information appearing in the Company's Proxy Statement under the captions "Compensation Discussion and Analysis," "Report of the Compensation Committee" and "Compensation of Executive Officers and Directors" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing in the Company's Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management as of January 31, 2010" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information appearing in the Company's Proxy Statement under the caption "Certain Relationships and Related Transactions" is incorporated herein by reference.

Under the terms of certain agreements entered into in connection with the Company's initial public offering in 1992, Pfizer Inc ("Pfizer") and its wholly-owned subsidiary Quigley Company, Inc. ("Quigley") agreed to indemnify the company against certain liabilities being retained by Pfizer and its subsidiaries including, but not limited to, pending lawsuits and claims, and any lawsuits or claims brought at any time in the future alleging damages or injury from the use, handling of or exposure to any product sold by Pfizer's specialty minerals business prior to the closing of the initial public offering. During 2008, agreement was reached with Pfizer providing for reimbursement by Pfizer of past costs of defense, and direct payment of such costs going forward, for cases alleging damages from exposure to product sold prior to the formation of the Company and Pfizer reimbursed the Company in the amount of $0.1 million for past defense costs.

Pfizer and Quigley also agreed to indemnify the Company against any liability arising from claims for remediation, as defined in the Agreement, of on-site environmental conditions relating to activities prior to the closing of the initial public offering. Further, Pfizer and Quigley agreed to indemnify the Company for 50% of the liabilities in excess of $1 million up to $10 million in liabilities that may have arisen or accrued within ten years after the closing of the initial public offering with respect to such remediation of on-site conditions. The Company is responsible for the first $1 million of such liabilities, 50% of all such liabilities in excess of $1 million up to $10 million, and all such liabilities in excess of $10 million. The Company had asserted to Pfizer and Quigley a number of indemnification claims pursuant to this agreement during the ten-year period following the closing of the initial public offering. On January 30, 2006, Pfizer and the Company agreed to settle those claims, along with certain other potential environmental liabilities of Pfizer, in consideration of a payment by Pfizer of $4.5 million. Such payment was recorded as additional paid-in capital, net of its related tax effect.

The Board has established Corporate Governance principles which include guidelines for determining Director independence, which is available on our website, www.mineralstech.com, under the links entitled "Corporate Responsibility, Corporate Governance and Policies and Charters." The information appearing in the Company's Proxy Statement under the caption "Corporate Governance – Director Independence" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information appearing in the Company's Proxy Statement under the caption "Principal Accountant Fees and Services" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements. The following Consolidated Financial Statements of Mineral Technologies Inc. and subsidiary companies and Reports of Independent Registered Public Accounting Firm are set forth on pages F-2 to F-35.

   Consolidated Balance Sheets as of December 31, 2009 and 2008
   Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007
   Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007
Notes to the Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm
Management's Report on Internal Control Over Financial Reporting

2. Financial Statement Schedule. The following financial statement schedule is filed as part of this report:

		Page
Schedule II -	Valuation and Qualifying Accounts	S-1

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this report.

3.1	-	Restated Certificate of Incorporation of the Company (1)
3.2	-	By-Laws of the Company as amended and restated effective May 25, 2005 (2)
3.3	-	Certificate of Designations authorizing issuance and establishing designations, preferences and rights of Series A Junior Preferred Stock of the Company (1)
4.1	-	Specimen Certificate of Common Stock (1)
10.1	-	Asset Purchase Agreement, dated as of September 28, 1992, by and between Specialty Refractories Inc. and Quigley Company Inc. (3)
10.1(a)	-	Agreement dated October 22, 1992 between Specialty Refractories Inc. and Quigley Company Inc., amending Exhibit 10.1 (4)
10.1(b)	-	Letter Agreement dated October 29, 1992 between Specialty Refractories Inc. and Quigley Company Inc., amending Exhibit 10.1 (4)
10.2	-	Reorganization Agreement, dated as of September 28, 1992, by and between the Company and Pfizer Inc (3)
10.3	-	Asset Contribution Agreement, dated as of September 28, 1992, by and between Pfizer Inc and Specialty Minerals Inc. (3)
10.4	-	Asset Contribution Agreement, dated as of September 28, 1992, by and between Pfizer Inc and Barretts Minerals Inc. (3)
10.4(a)	-	Agreement dated October 22, 1992 between Pfizer Inc, Barretts Minerals Inc. and Specialty Minerals Inc., amending Exhibits 10.3 and 10.4 (4)
10.5	-	Employment Agreement, dated November 27, 2006, between the Company and Joseph C. Muscari (5) (+)
10.6	-	Form of Employment Agreement between the Company and each of Michael A. Cipolla, Douglas T. Dietrich, D. Randy Harrison, William A. Kromberg, Douglas W. Mayger, Thomas J. Meek, D.J. Monagle, III, John A. Sorel, and William J.S. Wilkins (6) (+)
10.6(a)	-	Form of amendment to Employment Agreement between the Company and each of Joseph C. Muscari, Michael A. Cipolla, Douglas T. Dietrich, D. Randy Harrison, William A. Kromberg, Douglas W. Mayger, Thomas J. Meek, D.J. Monagle, III, John A. Sorel, and William J.S. Wilkins (*) (+)
10.7	-	Form of Severance Agreement between the Company and each of Joseph C. Muscari, Michael A. Cipolla, Douglas T. Dietrich, D. Randy Harrison, William A. Kromberg, Douglas W. Mayger, Thomas J. Meek, D.J. Monagle, III, John A. Sorel, and William J.S. Wilkins (7) (+)
10.7(a)	-	Form of amendment to Severance Agreement between the Company and each of Joseph C. Muscari, Michael A. Cipolla, Douglas T. Dietrich, D. Randy Harrison, William A. Kromberg, Douglas W. Mayger, Thomas J. Meek, D.J. Monagle, III, John A. Sorel, and William J.S. Wilkins (*) (+)
10.8	-	Form of Indemnification Agreement between the Company and each of Joseph C. Muscari, Michael A. Cipolla, Douglas T. Dietrich, D. Randy Harrison, William A. Kromberg, Douglas W. Mayger, Thomas J. Meek, D.J. Monagle, III, John A. Sorel, and William J.S. Wilkins (8) (+)
10.9	-	Company Employee Protection Plan, as amended August 27, 1999 (9) (+)
10.10	-	Company Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors, as amended and restated effective January 1, 2008 (10) (+)
10.11	-	2001 Stock Award and Incentive Plan of the Company, as amended and restated as of March 18, 2009 (11) (+)
10.12	-	Company Retirement Plan, as amended and restated effective as of January 1, 2006 (12) (+)
10.12(a)	-	First Amendment to the Company Retirement Plan, effective as of January 1, 2008 (13) (+)
10.12(b)	-	Second Amendment to the Company Retirement Plan, dated December 22, 2008 (*) (+)
10.12(c)	-	Third Amendment to the Company Retirement Plan, dated October 9, 2009 (*) (+)
10.12(d)	-	Fourth Amendment to the Company Retirement Plan, dated December 11, 2009 (*) (+)

10.12(e) - Fifth Amendment to the Company Retirement Plan, dated December 18, 2009 (*) (+)

10.13 - Company Supplemental Retirement Plan, amended and restated effective December 31, 2008 (*) (+)

10.14 - Company Savings and Investment Plan, as amended and restated as of September 14, 2007 (14) (+)

10.14(a) - First Amendment to the Company Savings and Investment Plan, dated December 22, 2008 (*) (+)

10.14(b) - Second Amendment to the Company Savings and Investment Plan, dated December 18, 2009 (*) (+)

10.15 - Company Supplemental Savings Plan, amended and restated effective December 31, 2008 (*) (+)

10.16 - Company Health and Welfare Plan, effective as of April 1, 2003 and amended and restated as of January 1, 2006 (15)(+)

10.16(a) - Amendment to the Company Health and Welfare Plan, dated May 19, 2009 (*) (+)

10.17 - Grantor Trust Agreement, as amended and restated as of December 23, 2005, between the Company and The Bank of New York, as Trustee (16)(+)

10.18 - Note Purchase Agreement, dated as of October 5, 2006, among the Company, Metropolitan Life Insurance Company and MetLife Insurance Company of Connecticut with respect to the Company's issuance of $75,000,000 in aggregate principal amount of senior unsecured notes due October 5, 2013 (17)

10.19 - Indenture, dated July 22, 1963, between the Cork Harbour Commissioners and Roofchrome Limited (3)

21.1 - Subsidiaries of the Company (*)

23.1 - Consent of Independent Registered Public Accounting Firm (*)

24.0 - Power of Attorney (*)

31.1 - Rule 13a-14(a)/15d-14(a) Certification executed by the Company's principal executive officer (*)

31.2 - Rule 13a-14(a)/15d-14(a) Certification executed by the Company's principal financial officer (*)

32 - Section 1350 Certification (*)

(1) Incorporated by reference to the exhibit so designated filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

(2) Incorporated by reference to the exhibit so designated filed with the Company's Current Report on Form 8-K filed on May 27, 2005.

(3) Incorporated by reference to the exhibit so designated filed with the Company's Registration Statement on Form S-1 (Registration No. 33-51292), originally filed on August 25, 1992.

(4) Incorporated by reference to the exhibit so designated filed with the Company's Registration Statement on Form S-1 (Registration No. 33-59510), originally filed on March 15, 1993.

(5) Incorporated by reference to exhibit 10.1 filed with the Company's Current Report on Form 8-K/A filed on December 1, 2006.

(6) Incorporated by reference to exhibit 10.5 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

(7) Incorporated by reference to exhibit 10.6 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

(8) Incorporated by reference to exhibit 10.1 filed with the Company's Current Report on Form 8-K filed on May 8, 2009.

(9) Incorporated by reference to exhibit 10.7 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(10) Incorporated by reference to exhibit 10.8 filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2008.

(11) Incorporated by reference to exhibit 10.1 filed with the Company's Current Report on Form 8-K filed on May 11, 2009.

(12) Incorporated by reference to exhibit 10.14 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

(13) Incorporated by reference to exhibit 10.10 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

(14) Incorporated by reference to exhibit 10.12 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

(15) Incorporated by reference to exhibit 10.14 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

(16) Incorporated by reference to exhibit 10.15 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

(17) Incorporated by reference to the exhibit 10.1 filed with the Company's Current Report on Form 8-K filed on October 11, 2006.

(*) Filed herewith.

(+) Management contract or compensatory plan or arrangement required to be filed pursuant to Item 601 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/Joseph C. Muscari
Joseph C. Muscari
Chairman of the Board
and Chief Executive Officer

February 25, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ Joseph C. Muscari Joseph C. Muscari	Chairman of the Board and Chief Executive Officer (principal executive officer)	February 25, 2010
/s/ John A. Sorel John A. Sorel	Senior Vice President-Finance and Chief Financial Officer (principal financial officer)	February 25, 2010
/s/ Michael A. Cipolla Michael A. Cipolla	Vice President - Controller and Chief Accounting Officer (principal accounting officer)	February 25, 2010

SIGNATURE	TITLE	DATE
* Paula H. J. Cholmondeley	Director	February 25, 2010
* Robert L. Clark	Director	February 25, 2010
* Duane R. Dunham	Director	February 25, 2010
* Steven J. Golub	Director	February 25, 2010
* Michael F. Pasquale	Director	February 25, 2010
* John T. Reid	Director	February 25, 2010
* William C. Stivers	Director	February 25, 2010

* By: /s/ Thomas J. Meek
Thomas J. Meek
Attorney-in-Fact

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEET
(thousands of dollars)

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 310,946	$ 181,876
Short-term investments, at cost which approximates market	8,940	9,258
Accounts receivable, less allowance for doubtful accounts: 2009 - $2,890; 2008 - $2,600	173,665	163,475
Inventories	82,483	133,983
Prepaid expenses and other current assets	24,679	23,281
Assets held for disposal	--	19,674
Total current assets	600,713	531,547
Property, plant and equipment, less accumulated depreciation and depletion	359,378	429,593
Goodwill	68,101	66,414
Prepaid pension costs	--	483
Other assets and deferred charges	43,946	39,583
Total assets	$ 1,072,138	$ 1,067,620
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	$ 6,892	$ 14,984
Current maturities of long-term debt	4,600	4,000
Accounts payable	74,513	67,393
Accrued compensation and related items	28,302	27,100
Restructuring liabilities	8,282	6,840
Other current liabilities	30,325	29,802
Liabilities of assets held for disposal	--	734
Total current liabilities	152,914	150,853
Long-term debt	92,621	97,221
Accrued pension and postretirement benefits	45,020	51,922
Other non-current liabilities	33,840	32,793
Total liabilities	324,395	332,789
Commitments and contingent liabilities (Notes 19 and 20)		
Shareholders' equity:		
Preferred stock, without par value; 1,000,000 shares authorized; none issued	--	--
Common stock at par, $0.10 par value; 100,000,000 shares authorized; issued 28,881,689 shares in 2009 and 28,832,875 shares in 2008	2,888	2,883
Additional paid-in capital	318,256	312,972
Retained earnings	836,062	863,601
Accumulated other comprehensive income (loss)	3,193	(31,634)
Less common stock held in treasury, at cost; 10,141,073 shares in 2009 and 2008	(436,238)	(436,238)
Total MTI shareholders' equity	724,161	711,584
Non-controlling interest	23,582	23,247
Total shareholders' equity	747,743	734,831
Total liabilities and shareholders' equity	$ 1,072,138	$ 1,067,620

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF OPERATION

(thousands of dollars, except per share data)

	Year Ended December 31,		
	2009	**2008**	**2007**
Net sales	$ 907,321	$ 1,112,212	$ 1,077,721
Cost of goods sold	751,503	891,738	845,136
Production margin	155,818	220,474	232,585
Marketing and administrative expenses	91,075	101,857	104,649
Research and development expenses	19,941	23,052	26,348
Impairment of assets	39,831	209	94,070
Restructuring and other costs	22,024	13,365	16,017
Income (loss) from operations	(17,053)	81,991	(8,499)
Interest income	2,874	4,905	3,083
Interest expense	(3,490)	(5,181)	(8,701)
Foreign exchange gains (losses)	(2,452)	1,694	513
Other income (deductions)	(3,019)	(1,142)	2,105
Non-operating income (deductions), net	(6,087)	276	(3,000)
Income (loss) from continuing operation before provision (benefit) for taxes on income	(23,140)	82,267	(11,499)
Provision (benefit) for taxes on income	(5,387)	24,079	11,266
Income (loss) from continuing operations, net of tax	(17,753)	58,188	(22,765)
Income (loss) from discontinued operations, net of tax	(3,151)	10,282	(37,845)
Consolidated net income (loss)	(20,904)	68,470	(60,610)
Less: Net income attributable to non-controlling interests	(2,892)	(3,183)	(2,904)
Net income (loss) attributable to Minerals Technologies Inc. (MTI)	$ (23,796)	$ 65,287	$ (63,514)
Earnings per share:			
Basic:			
Income (loss) from continuing operations attributable to MTI	$ (1.10)	$ 2.91	$ (1.34)
Income (loss) from discontinued operations attributable to MTI	(0.17)	0.54	(1.97)
Basic earnings (loss) per share attributable to MTI	$ (1.27)	$ 3.45	$ (3.31)
Diluted:			
Income (loss) from continuing operations attributable to MTI	$ (1.10)	$ 2.90	$ (1.34)
Income (loss) from discontinued operations attributable to MTI	(0.17)	0.54	(1.97)
Diluted earnings (loss) per share attributable to MTI	$ (1.27)	$ 3.44	$ (3.31)

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of dollars)

	Year Ended December 31,		
	2009	2008	2007
Operating Activities			
Consolidated net income (loss)	$ (20,904)	$ 68,470	$ (60,610)
Income (loss) from discontinued operations	(3,151)	10,282	(37,845)
Income (loss) from continuing operations	(17,753)	58,188	(22,765)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Depreciation, depletion and amortization	72,401	80,146	84,565
Impairment of assets	39,831	209	94,070
Pension settlement loss and amortization	18,833	11,293	5,604
Loss on disposal of property, plant and equipment	793	989	1,639
Deferred income taxes	(23,989)	(3,001)	(15,148)
Provisions for bad debts	1,271	159	(49)
Stock-based compensation	5,780	4,952	4,196
Other	--	--	(175)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(7,680)	9,060	15,281
Inventories	58,835	(35,595)	15,223
Prepaid expenses and other current assets	8,558	254	(923)
Pension plan funding	(8,642)	(3,180)	(24,050)
Accounts payable	5,455	3,959	4,049
Restructuring liabilities	1,442	(7,639)	14,479
Income taxes payable	2,090	4,333	3,956
Tax benefits related to stock incentive programs	42	1,696	2,649
Other	(778)	4,296	(1,377)
Net cash provided by continuing operations	156,489	130,119	181,224
Net cash provided by (used in) discontinued operations	4,340	4,092	(1,533)
Net cash provided by operations	160,829	134,211	179,691
Investing Activities			
Purchases of property, plant and equipment	(26,591)	(31,027)	(46,072)
Purchases of short-term investments	(7,144)	(10,007)	(14,798)
Proceeds from sales of short-term investments	10,052	6,654	14,147
Proceeds from disposal of property, plant and equipment	838	609	354
Proceeds from insurance settlement	--	--	3,000
Net cash used in investing activities - continuing operations	(22,845)	(33,771)	(43,369)
Net cash provided by (used in) investing activities - discontinued operations	4,428	14,978	(3,376)
Net cash used in investing activities	(18,417)	(18,793)	(46,745)
Financing Activities			
Proceeds from issuance of long-term debt	--	--	7,741
Repayment of long-term debt	(4,000)	(17,114)	(5,411)
Net proceeds from issuance (repayment) of short-term debt	(8,249)	4,840	(78,206)
Purchase of common shares for treasury	--	(45,281)	(25,339)
Cash dividends paid	(3,743)	(3,782)	(3,845)
Proceeds from issuance of stock under option plan	172	11,538	17,953
Excess tax benefits related to stock incentive programs	12	610	889
Net cash used in financing activities	(15,808)	(49,189)	(86,218)
Effect of exchange rate changes on cash and cash equivalents	2,466	(13,338)	14,328
Net increase in cash and cash equivalents	129,070	52,891	61,056
Cash and cash equivalents at beginning of year	181,876	128,985	67,929
Cash and cash equivalents at end of year	$ 310,946	$ 181,876	$ 128,985
Non-cash Investing and Financing Activities:			
Treasury stock purchases settled after year-end	$ --	$ --	$ 2,552

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Equity Attributable to MTI						
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling Interests	Total
Balance as of January 1, 2007	$ 2,810	$ 269,101	$ 867,512	$ (21,248)	$ (365,618)	$ 18,258	$ 770,815
Comprehensive Income:							
Net income (loss)	--	--	(63,514)	--	--	2,904	(60,610)
Currency translation adjustment	--	--	--	48,488	--	1,627	50,115
Unamortized gains and prior service cost	--	--	--	18,106	--	--	18,106
Cash flow hedge:							
Net derivative losses arising during the year	--	--	--	(43)	--	--	(43)
Reclassification adjustment	--	--	--	62	--	--	62
Total comprehensive income (loss)	--	--	(63,514)	66,613	--	4,531	7,630
Dividends declared	--	--	(3,845)	--	--	--	(3,845)
Dividends to non-controlling interests	--	--	--	--	--	(670)	(670)
Opening retained earnings adjustment due to adoption of FIN 48	--	--	1,943	--	--	--	1,943
Employee benefit transactions	44	17,909	--	--	--	--	17,953
Income tax benefit arising from employee	--	--	--	--	--	--	--
stock option plans	--	3,161	--	--	--	--	3,161
Amortization of restricted stock	--	1,813	--	--	--	--	1,813
Stock option expenses	--	2,383	--	--	--	--	2,383
Purchase of common stock for treasury	--	--	--	--	(27,891)	--	(27,891)
Balance as of December 31, 2007	$ 2,854	$ 294,367	$ 802,096	$ 45,365	$ (393,509)	$ 22,119	$ 773,292
Comprehensive Income (loss):							
Net income	--	--	65,287	--	--	3,183	68,470
Currency translation adjustment	--	--	--	(49,417)	--	(1,400)	(50,817)
Unamortized losses and prior service cost	--	--	--	(28,751)	--	--	(28,751)
Cash flow hedge:							
Net derivative gains arising during the year	--	--	--	1,126	--	--	1,126
Reclassification adjustment	--	--	--	43	--	--	43
Total comprehensive income (loss)	--	--	65,287	(76,999)	--	1,783	(9,929)
Dividends declared	--	--	(3,782)	--	--	--	(3,782)
Dividends to non-controlling interests	--	--	--	--	--	(655)	(655)
Employee benefit transactions	29	11,509	--	--	--	--	11,538
Income tax benefit arising from employee stock option plans	--	2,143	--	--	--	--	2,143
Amortization of restricted stock	--	2,994	--	--	--	--	2,994
Stock option expenses	--	1,959	--	--	--	--	1,959
Purchase of common stock for treasury	--	--	--	--	(42,729)	--	(42,729)
Balance as of December 31, 2008	$ 2,883	$ 312,972	$ 863,601	$ (31,634)	$ (436,238)	$ 23,247	$ 734,831
Comprehensive Income (loss):							
Net income (loss)	--	--	(23,796)	--	--	2,892	(20,904)
Currency translation adjustment	--	--	--	23,479	--	873	24,352
Unamortized gains and prior service cost	--	--	--	12,789	--	--	12,789
Cash flow hedge:							
Net derivative losses arising during the year	--	--	--	(1,548)	--	--	(1,548)
Reclassification adjustment	--	--	--	107	--	--	107
Total comprehensive income (loss)	--	--	(23,796	34,827	--	3,765	14,796
Dividends declared			(3,743)				(3,743)
Dividends to non-controlling interests	--	--	--	--	--	(3,430)	(3,430)
Employee benefit transactions	5	322	--	--	--	--	327
Income tax benefit arising from employee stock option plans	--	56	--	--	--	--	56
Amortization of restricted stock	--	2,750	--	--	--	--	2,750
Stock option expenses	--	2,156	--	--	--	--	2,156
Purchase of common stock for treasury	--	--	--	--	--	--	--
Balance as of December 31, 2009	$ 2,888	$ 318,256	$ 836,062	$ 3,193	$ (436,238)	$ 23,582	$ 747,743

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Minerals Technologies Inc. (the "Company") and its wholly and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications were made to prior year amounts to conform with the current year presentation.

Use of Estimates

The Company employs accounting policies that are in accordance with U.S. generally accepted accounting principles and require management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Significant estimates include those related to allowance for doubtful accounts, valuation of inventories, valuation of long-lived assets, goodwill and other intangible assets, pension plan assumptions, income tax, valuation allowances, and litigation and environmental liabilities. Actual results could differ from those estimates.

Business

The Company is a resource- and technology-based company that develops, produces and markets on a worldwide basis a broad range of specialty mineral, mineral-based products and related systems and technologies. The Company's products are used in the manufacturing processes of the paper and steel industries, as well as by the building materials, polymers, ceramics, paints and coatings, and other manufacturing industries.

Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Short-term investments consist of financial instruments with original maturities beyond three months, but less than twelve months. Short-term investments amounted to $8.9 million and $9.3 million at December 31, 2009 and 2008, respectively.

Trade Accounts Receivable

Trade accounts receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience and specific allowances for bankrupt customers. The Company also analyzes the collection history and financial condition of its other customers, considering current industry conditions and determines whether an allowance needs to be established. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days based on payment terms are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Additionally, items such as idle facility expense, excessive spoilage, freight handling costs and re-handling costs are recognized as current period charges. The allocation of fixed production overheads to the costs of conversion are based upon the normal capacity of the production facility. Fixed overhead costs associated with idle capacity are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant improvements are capitalized, while maintenance and repair expenditures are charged to operations as incurred. The Company capitalizes interest cost as a component of construction in progress. In general, the straight-line method of depreciation is used for financial reporting purposes. The annual rates of depreciation are 3% - 6.67% for buildings, 6.67% - 12.5% for machinery and equipment, 8% - 12.5% for furniture and fixtures and 12.5% - 25% for computer equipment and software-related assets. The estimated useful lives of our PCC production facilities and machinery and equipment pertaining to our natural stone mining and processing plants and our chemical plants are 15 years.

Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets can generate revenue, which does not necessarily coincide with the remaining term of a customer's contractual obligation to purchase products made using those assets. The Company's sales of PCC are predominantly pursuant to long-term evergreen contracts, initially ten years in length, with paper mills at which the Company operates satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite PCC plant. Failure of a PCC customer to renew an agreement or continue to purchase PCC from a Company facility could result in an impairment of assets charge or accelerated depreciation at such facility.

Depletion of mineral reserves is determined on a unit-of-extraction basis for financial reporting purposes, based upon proven and probable reserves, and on a percentage depletion basis of tax purposes.

Stripping Costs Incurred During Production

Stripping costs are those costs incurred for the removal of waste materials for the purpose of accessing ore body that will be produced commercially. Stripping costs incurred during the production phase of a mine are variable costs that are included in the costs of inventory produced during the period that the stripping costs are incurred.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the undiscounted future cash flows (excluding interest), resulting from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset, determined principally using discounted cash flows.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated lives to the estimated residual values, and reviewed for impairment.

The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than book value, a second step is performed which compares the fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting unit and the net fair values of the identifiable assets and liabilities of such reporting unit. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment.

Accounting for Asset Retirement Obligations

The Company provides for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company also provides for legal obligations to perform asset retirement activities where timing or methods of settlement are conditional on future events.

Fair Value of Financial Instruments

The recorded amounts of cash and cash equivalents, receivables, short-term borrowings, accounts payable, accrued interest, and variable-rate long-term debt approximate fair value because of the short maturity of those instruments or the variable nature of underlying interest rates. Short-term investments are recorded at cost, which approximates fair market value.

Derivative Financial Instruments

The Company records derivative financial instruments which are used to hedge certain foreign exchange risk at fair value on the balance sheet. See Note 12 for a full description of the Company's hedging activities and related accounting policies.

Revenue Recognition

Revenue from sale of products is recognized at the time the goods are shipped and title passes to the customer. In most of the Company's PCC contracts, the price per ton is based upon the total number of tons sold to the customer during the year. Under those contracts the price billed to the customer for shipments during the year is based on periodic estimates of the total annual volume that will be sold to such customer. Revenues are adjusted at the end of each year to reflect the actual volume sold. The Company also has consignment arrangements with certain customers in our Refractories segment. Revenues for these transactions are recorded when the consigned products are consumed by the customer.

Revenues from sales of equipment are recorded upon completion of installation and receipt of customer acceptance. Revenues from services are recorded when the services have been performed.

Foreign Currency

The assets and liabilities of the Company's international subsidiaries are translated into U.S. dollars using exchange rates at the respective balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss) in shareholders' equity. Income statement items are generally translated at monthly average exchange rates prevailing during the period. International subsidiaries operating in highly inflationary economies translate non-monetary assets at historical rates, while net monetary assets are translated at current rates, with the resulting translation adjustments included in net income. At December 31, 2009, the Company had no international subsidiaries operating in highly inflationary economies.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company operates in multiple taxing jurisdictions, both within the U.S. and outside the U.S. In certain situations, a taxing authority may challenge positions that the Company has adopted in its income tax filings. The Company regularly assesses its tax position for such transactions and includes reserves for those differences in position. The reserves are utilized or reversed once the statute of limitations has expired or the matter is otherwise resolved.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of operations. The Company's accounting policy is to recognize interest and penalties as part of its provision for income taxes. See Note 5 to the consolidated financial statements, "Income Taxes," for additional detail on our uncertain tax positions.

The accompanying financial statements generally do not include a provision for U.S. income taxes on international subsidiaries' unremitted earnings, which are expected to be permanently reinvested overseas.

Research and Development Expenses

Research and development expenses are expensed as incurred.

Accounting for Stock-Based Compensation

The Company recognizes compensation expense for share-based awards based upon the grant date fair value over the vesting period.

Pension and Post-retirement Benefits

The Company has defined benefit pension plans covering the majority of its employees. The benefits are generally based on years of service and an employee's modified career earnings.

The Company also provides post-retirement healthcare benefits for the majority of its retirees and employees in the United States. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefits.

Environmental

Expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when it is probable the Company will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and such amounts can be reasonably estimated.

Earnings Per Share

Basic earnings per share have been computed based upon the weighted average number of common shares outstanding during the period.

Diluted earnings per share have been computed based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all potentially dilutive common shares outstanding.

Subsequent events

The Company has evaluated for subsequent events through February 25, 2010, which is the date of issuance of its financial statements.

Noncontrolling Interests

In 2009, the Company adopted the provisions of a standard issued on Noncontrolling Interests. The income statement has been revised to separately present consolidated net income, which now includes the amounts attributable to the Company plus noncontrolling interests and net income attributable solely to the Company. Additionally, noncontrolling interests are considered a component of equity for all periods presented. Prior year presentations have been restated to conform with the new statement. All income attributable to noncontrolling interests for the periods presented was from continuing operations and there were no changes in MTI's ownership interest.

Note 2. Stock-Based Compensation

The Company has a 2001 Stock Award and Incentive Plan (the "Plan"), which provides for grants of incentive and non-qualified stock options, restricted stock, stock appreciation rights, stock awards or performance unit awards. The Plan is administered by the Compensation Committee of the Board of Directors. Stock options granted under the Plan generally have a ten year term. The exercise price for stock options are at prices at or above the fair market value of the common stock on the date of the grant, and each award of stock options will vest ratably over a specified period, generally three years.

Stock-based compensation expense is recognized in the consolidated financial statements for stock options based on the grant date fair value.

Net income (loss) for years ended 2009, 2008 and 2007 include \$2.2 million, \$2.0 million and \$2.4 million pretax compensation costs, respectively, related to stock option expense as a component of marketing and administrative expenses. All stock option expense is recognized in the consolidated statements of operations. The related tax benefit included in the statement of operations on the non-qualified stock options is \$0.9 million, \$0.7 million and \$0.6 million for 2009, 2008 and 2007, respectively.

The benefits of tax deductions in excess of the tax benefit from compensation costs that were recognized or would have been recognized are classified as financing inflows on the consolidated statement of cash flows.

Stock Options

The fair value of options granted is estimated on the date of grant using the Black-Scholes valuation model. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations. The forfeiture rate assumption used for the period ended December 31, 2009 was approximately 8.8%.

The weighted average grant date fair value for stock options granted during the years ended December 31, 2009, 2008 and 2007 was \$11.86, \$19.11 and \$21.61, respectively. The weighted average grant date fair value for stock options vested during 2009, 2008 and 2007 was \$20.15, \$21.12 and \$20.83, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 and 2007 was \$0.1 million, \$5.9 million and \$9.4 million, respectively.

The fair value for stock awards was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Expected life (years)	6.3	6.3	6.5
Interest rate	1.87%	2.50%	4.50%
Volatility	28.01%	25.20%	25.10%
Expected dividend yield	0.50%	0.34%	0.26%

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, based upon contractual terms, vesting schedules, and expectations of future employee behavior. The expected stock-price volatility is based upon the historical and implied volatility of the Company's stock. The interest rate is based upon the implied yield on U.S. Treasury bills with an equivalent remaining term. Estimated dividend yield is based upon historical dividends paid by the Company.

The following table summarizes stock option activity for the year ended December 31, 2009:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Balance January 1, 2009	661,781	$ 55.14		
Granted	179,200	39.84		
Exercised	(7,532)	35.63		
Canceled	(45,919)	43.14		
Balance December 31, 2009	787,530	52.54	5.87	$ 3,778
Exercisable, December 31, 2009	466,013	$ 54.33	2.72	$ 2,321

The aggregate intrinsic value above is calculated before applicable income taxes, based on the Company's closing stock price of $54.47 as of the last business day of the period ended December 31, 2009 had all options been exercised on that date. The weighted average intrinsic value of the options exercised during 2009, 2008 and 2007 was $18.50, $22.47 and $21.70 per share, respectively. As of December 31, 2009, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $2.3 million, which is expected to be recognized over a weighted average period of approximately three years.

The Company issues new shares of common stock upon the exercise of stock options.

Non-vested stock option activity for the year ended December 31, 2009 is as follows:

	Shares	Weighted Average Exercise Price Per Share
Nonvested options outstanding at December 31, 2008	225,190	$ 62.38
Options granted	179,200	39.84
Options vested	(80,707)	61.76
Options forfeited	(2,166)	64.86
Nonvested options outstanding, December 31, 2009	321,517	$ 49.96

The following table summarizes additional information concerning options outstanding at December 31, 2009:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/09	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/09	Weighted Average Exercise Price
$ 34.825 - $ 44.360	195,748	8.4	$ 39.43	16,548	$ 34.94
$ 46.625 - $ 54.225	307,149	3.7	$ 51.73	307,149	$ 51.73
$ 55.870 - $ 69.315	284,633	6.4	$ 62.45	142,316	$ 62.19
$ 34.825 - $ 69.315	787,530	5.9	$ 52.54	466,013	$ 54.33

Restricted Stock

The Company has granted certain corporate officers rights to receive shares of the Company's common stock under the Company's 2001 Stock Award and Incentive Plan (the "Plan"). The rights will be deferred for a specified number of years of service, subject to restrictions on transfer and other conditions. Compensation expense for these shares is recognized over the vesting period. The Company granted 101,400 shares, 68,600 shares and 87,650 shares for the periods ended December 31, 2009, 2008 and 2007, respectively. The fair value was determined based on the market value of unrestricted shares. As of December 31, 2009, there was unrecognized stock-based compensation related to restricted stock of $4.6 million, which will be recognized over approximately the next three years. The compensation expense amortized with respect to all units was approximately $4.2 million, $3.6 million and $2.8 million for the periods ended December 31, 2009, 2008 and 2007, respectively. In addition, the Company recorded reversals of $0.6 million, $0.1 million and $1.0 million for periods ended December 31, 2009, 2008 and 2007, respectively, related to restricted stock forfeitures. Such costs and reversals are included in marketing and administrative expenses. There were 41,020 restricted stock shares that vested as of December 31, 2009.

The following table summarizes the restricted stock activity for the Plan:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2008	161,294	$ 61.63
Granted	101,400	$ 39.65
Vested	(41,020)	$ 60.35
Canceled	(32,956)	$ 61.30
Unvested balance at December 31, 2009	188,718	$ 50.16

Note 3. Earnings Per Share (EPS)

(thousand of dollars, except per share amounts)	2009	2008	2007
Basic EPS			
Income (loss) from continuing operations attributable to MTI	$ (20,645)	$ 55,005	$ (25,669)
Income (loss) from discontinued operations attributable to MTI	(3,151)	10,282	(37,845)
Net income (loss) attributable to MTI	$ (23,796)	$ 65,287	$ (63,514)
Weighted average shares outstanding	18,724	18,893	19,190
Basic earnings (loss) per share from continuing operations attributable to MTI	$ (1.10)	$ 2.91	$ (1.34)
Basic earnings (loss) per share from discontinued operations attributable to MTI	(0.17)	0.54	(1.97)
Basic earnings (loss) per share attributable to MTI	$ (1.27)	$ 3.45	$ (3.31)

Diluted EPS	2009	2008	2007
Income (loss) from continuing operations attributable to MTI	$ (20,645)	$ 55,005	$ (25,669)
Income (loss) from discontinued operations attributable to MTI	(3,151)	10,282	(37,845)
Net income (loss) attributable to MTI	$ (23,796)	$ 65,287	$ (63,514)
Weighted average shares outstanding	18,724	18,893	19,190
Dilutive effect of stock options	--	90	--
Weighted average shares outstanding, adjusted	18,724	18,983	19,190
Diluted earnings (loss) per share from continuing operations	$ (1.10)	$ 2.90	$ (1.34)
Diluted earnings (loss) per share from discontinued operations	(0.17)	0.54	(1.97)
Diluted earnings (loss) per share	$ (1.27)	$ 3.44	$ (3.31)

Options to purchase 322,933 shares, 603,828 shares and 154,133 shares of common stock for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively, were not included in the computation of diluted earnings per share because they were anti-dilutive, as the exercise prices of the options were greater than the average market price of the common shares. Additionally, the weighted average diluted common shares outstanding for the year ended December 31, 2009 and December 31, 2007 excludes the dilutive effect of stock options and restricted stock, as inclusion of these would be anti-dilutive. Approximately, 55,000 and 214,000 common share equivalents were not included in the computation of diluted earnings per share for the periods ended December 31, 2009 and December 31, 2007, respectively, as they would be anti-dilutive.

Note 4. Discontinued Operations

In the third quarter of 2007, as a result of a change in management and deteriorating financial performance, the Company conducted an in-depth review of all of its operations and developed a new strategic focus. The Company initiated a plan to realign its business operations to improve profitability and increase shareholder value by exiting certain businesses and consolidating some product lines. As a part of this restructuring, during the fourth quarter of 2007, the Company classified its Synsil operations and its plants at Mount Vernon, Indiana and Wellsville, Ohio as discontinued operations. These operations were part of the Company's Specialty Minerals segment. During 2008, the Company sold its idle Synsil facilities in Chester, South Carolina and Woodville, Ohio, and Cleburne, Texas. This resulted in a pre-tax gain of $13.7 million ($8.6 million after tax). During the second quarter of 2009, the Company recorded impairment of asset charges of $5.6 million, net of tax, to recognize the lower market value of its Mt. Vernon, Indiana facility. On October 26, 2009, the Company completed the sale of this facility for the approximate amount of the net book value of the assets.

The consolidated financial statements for all prior periods presented have been reclassified to reflect these businesses in discontinued operations.

The following table details selected financial information for the discontinued operation in the consolidated statements of operations. The amounts exclude general corporate overhead and interest expense which were previously allocated to the entities comprising discontinued operations.

Thousands of Dollars	2009	2008	2007
Net sales	$ 15,600	$ 23,148	$ 30,187
Production margin	1,148	3,278	(5,238)
Expenses	582	850	4,129
Impairment of assets	5,778	--	46,878
Restructuring and other costs	--	74	2,317
Gain on sale of assets	239	13,897	--
Income (loss) from operations	$ (4,973)	$ 16,251	$ (58,562)
Other income	--	--	82
Foreign currency translation loss from liquidation of investment		--	--
Provision (benefit) for taxes on income	(1,822)	5,969	(20,635)
Income (loss) from discontinued operations, net of tax	$ (3,151)	$ 10,282	$ (37,845)

The major classes of assets and liabilities held for disposals in the consolidated balance sheets are as follows:

Thousands of Dollars	2009	2008
Assets:		
Accounts receivable	$ --	$ 1,229
Inventories	--	7,198
Property, plant and equipment, net	--	9,802
Goodwill	--	815
Other assets	--	630
Assets held for disposal	$ --	$ 19,674
Liabilities:		
Accounts payable	$ --	$ 610
Accrued liabilities	--	124
Liabilities of assets held for disposal	$ --	$ 734

Note 5. Income Taxes

Income (loss) from continuing operations before provision (benefit) for taxes and discontinued operations by domestic and foreign source is as follows:

Thousands of Dollars	2009	2008	2007
Domestic	$ (29,766)	$ 36,512	$ 8,243
Foreign	6,626	45,755	(19,742)
Income (loss) from continuing operations before provision (benefit) for income taxes	$ (23,140)	$ 82,267	$ (11,499)

The provision (benefit) for taxes on income consists of the following:

Thousands of Dollars	2009	2008	2007
Domestic			
Taxes currently payable			
Federal	$ 7,628	$ 10,199	$ 11,257
State and local	68	2,090	1,362
Deferred income taxes	(23,722)	(724)	(9,955)
Domestic tax provision (benefit)	(16,026)	11,565	2,664
Foreign			
Taxes currently payable	10,906	14,791	13,795
Deferred income taxes	(267)	(2,277)	(5,193)
Foreign tax provision (benefit)	10,639	12,514	8,602
Total tax provision (benefit)	$ (5,387)	$ 24,079	$ 11,266

The provision for taxes on income shown in the previous table is classified based on the location of the taxing authority, regardless of the location in which the taxable income is generated.

The major elements contributing to the difference between the U.S. federal statutory tax rate and the consolidated effective tax rate are as follows:

Percentages	2009	2008	2007
U.S. statutory tax rate	(35.0)%	35.0%	(35.0)%
Depletion	(13.9)	(4.2)	(31.3)
Difference between tax provided on foreign earnings and the U.S. statutory rate	4.3	(4.6)	(15.0)
Change in Mexican law	6.4		
State and local taxes, net of Federal tax benefit	(12.1)	1.3	6.2
Tax credits and foreign dividends	(1.4)	(0.5)	6.1
Increase in valuation allowance	27.0	0.3	149.9
Impact of uncertain tax positions	0.1	0.9	8.2
Other	1.3	1.1	8.9
Consolidated effective tax rate	(23.3)%	29.3%	98.0 %

The Company believes that its accrued liabilities are sufficient to cover its U.S. and foreign tax contingencies. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Thousands of Dollars	2009	2008
Deferred tax assets:		
State and local taxes	$ 1,827	$ 2,073
Accrued expenses	10,926	12,450
Net operating loss carry forwards	10,397	4,073
Pension and post-retirement benefits costs	19,791	24,022
Other	21,176	17,813
Valuation allowance	(6,477)	(225)
Total deferred tax assets	$ 57,640	$ 60,206

In 2009, there was a decrease in deterred tax assets of $6.2 million due to the establishment of valuation allowances primarily in China, Japan, Mexico, and the United Kingdom. These allowances were established as a result of restructuring activities as it is more likely than not that the deterred tax assets associated with the restructuring would not be recognized as they relate to these entities.

Thousands of Dollars	2009	2008
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	$ 13,534	$ 33,049
Intangible assets	9,218	9,476
Restricted stock expense	2,264	1,470
Foreign Exchange gains	1,419	1,693
Mexican tax recapture	1,476	--
Other	1,228	1,380
Total deferred tax liabilities	29,139	47,068
Net deferred tax (assets) liabilities	$ (28,501)	$ (13,138)

The current and long-term portion of net deferred tax (assets) liabilities is as follows:

Thousands of Dollars	2009	2008
Net deferred tax assets, current	$ (6,745)	$ (5,065)
Net deferred assets, long term	(21,756)	(8,073)
	$ (28,501)	$ (13,138)

The current portion of the net deferred tax assets is included in prepaid expenses and other current assets.

The Company has $5.3 million of deferred tax assets arising from tax loss carry forwards which will be realized through future operations. Carry forwards of approximately $0.7 million expire over the next 15 years, and $4.6 million can be utilized over an indefinite period.

On December 31, 2009, the Company had $8.5 million of total unrecognized tax benefits. Included in this amount were a total of $6.2 million of unrecognized income tax benefits that, if recognized, would affect the Company's effective tax rate. While it is expected that the amount of unrecognized tax benefits will change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or the financial position of the Company.

The following table summarizes the activity related to our unrecognized tax benefits:

(Thousands of Dollars)	2009	2008
Balance as of January 1,	$ 10,948	$ 10,395
Increases related to current year positions	723	2,973
Increases (decreases) related to new judgements	(877)	398
Decreases related to audit settlements and statute expirations	(2,315)	(2,204)
Other	17	(614)
Balance as of December 31,	$ 8,496	$ 10,948

The Company's accounting policy is to recognize interest and penalties accrued, relating to unrecognized income tax benefits as part of its provision for income taxes. The Company had a net reversal of $0.1 million of interest and penalties during 2009 and have a total accrued balance on December 31, 2009 of $2.4 million.

The Company operates in multiple taxing jurisdictions, both within and outside the U.S. In certain situations, a taxing authority may challenge positions that the Company has adopted in its income tax filings. The Company, with a few exceptions (none of which are material), is no longer subject to U.S. federal, state, local, and European income tax examinations by tax authorities for years prior to 2003.

Net cash paid for income taxes were $14.1 million, $19.6 million and $16.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 6. Foreign Operations

The Company has not provided for U.S. federal and foreign withholding taxes on $184.9 million of foreign subsidiaries' undistributed earnings as of December 31, 2009 because such earnings are intended to be permanently reinvested overseas. To the extent the parent company has received foreign earnings as dividends, the foreign taxes paid on those earnings have generated tax credits, which have substantially offset related U.S. income taxes. However, in the event that the entire $184.9 million of foreign earnings were to be repatriated, incremental taxes may be incurred. We do not believe this amount would be more than $22.4 million.

Net foreign currency exchange gains (losses), included in non-operating deductions in the Consolidated Statements of Income, were $(2,452,000), $1,694,000 and $513,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 7. Inventories

The following is a summary of inventories by major category:

Thousands of Dollars	2009	2008
Raw materials	$ 32,838	$ 67,498
Work in process	6,065	10,191
Finished goods	24,412	35,027
Packaging and supplies	19,168	21,267
Total inventories	$ 82,483	$ 133,983

Note 8. Property, Plant and Equipment

The major categories of property, plant and equipment and accumulated depreciation and depletion are presented below:

Thousands of Dollars	2009	2008
Land	$ 25,572	$ 25,182
Quarries/mining properties	39,596	39,596
Buildings	141,997	167,912
Machinery and equipment	905,104	959,291
Construction in progress	16,874	12,960
Furniture and fixtures and other	94,567	119,290
	1,223,710	1,324,231
Less: Accumulated depreciation and depletion	(864,332)	(894,638)
Property, plant and equipment, net	$ 359,378	$ 429,593

Depreciation and depletion expense for the years ended December 31, 2009, 2008 and 2007 was $69.0 million, $76.2 million and $80.4 million, respectively.

Note 9. Restructuring Costs

2007 Restructuring Program

In the third quarter of 2007, as a result of a change in management and deteriorating financial performance, the Company conducted an in-depth review of all its operations and developed a new strategic focus. The Company initiated a plan to realign its business operations to improve profitability and increase shareholder value by exiting certain businesses and consolidating some product lines. As part of this program, the Company reduced its workforce by approximately 7 percent to better control operating expenses and to improve efficiencies and recorded a pre-tax charge of $16.0 million for restructuring and other exit costs during the second half of 2007. This charge consists of severance and other employee benefit costs of $13.5 million, contract termination costs of $1.8 million and other exit costs of $0.7 million. Additional restructuring costs of $9.5 million were recorded in 2008 related to this program, including a pension settlement loss of approximately $6.8 million related to the distribution of benefits to terminated employees. The restructuring resulted in a total workforce reduction of approximately 250, which has been completed as of December 31, 2009.

A reconciliation of the restructuring liability for this program, as of December 31, 2009, is as follows:

(millions of dollars)	Balance as of December 31, 2008	Additional Provisions	Cash Expenditures	Balance as of December 31, 2009
Severance and other employee benefits	$ 1.7	$ --	$ (1.6)	$ 0.1
Contract termination costs	1.6	--	--	1.6
	$ 3.3	$ --	$ (1.6)	$ 1.7

Approximately $1.6 million and $12.9 million in severance payments were paid in 2009 and 2008, respectively. A restructuring liability of $1.7 million remains at December 31, 2009. Such amounts will be funded from operating cash flows and we expect the program to be completed in 2010.

2008 Restructuring Program

In the fourth quarter of 2008, as a result of the worldwide economic downturn and the resulting impact on our sales and operating profits, the Company initiated an additional restructuring program by reducing its workforce by approximately 14% through a combination of permanent reductions and temporary layoffs. The Company recorded a charge of $3.9 million associated with this program. Additional restructuring costs of $1.0 million were recorded in 2009 related to this program.

A reconciliation of the restructuring liability for this program, as of December 31, 2009, is as follows:

(millions of dollars)	Balance as of December 31, 2008	Additional Provisions	Cash Expenditures	Balance as of December 31, 2009
Severance and other employee benefits	$ 3.5	$ 0.9	$ (4.3)	$ 0.1
Other exit costs	--	0.1	(0.1)	--
	$ 3.5	$ 1.0	$ (4.4)	$ 0.1

Approximately $4.2 million in severance payments was paid in 2009. The remaining liability of $0.1 million will be paid from cash flow from operations and the program is expected to be completed in 2010.

2009 Restructuring Program

In the second quarter of 2009, the Company initiated a program to improve efficiencies through the consolidation of manufacturing operations and reduction of costs.

The restructuring program reduced the current workforce by approximately 200 employees worldwide. This reduction in force relates to plant consolidations as well as a streamlining of the corporate and divisional management structures to operate more efficiently.

The Company recorded $21.1 million in restructuring charges as associated with this program. Included in the restructuring costs was a pension settlement charge of $9.4 million as a result of the workforce reduction associated with this program.

A reconciliation of the restructuring liability for this program, as of December 31, 2009, is as follows:

(millions of dollars)	Balance as of December 31, 2008	Additional Provisions	Cash Expenditures	Balance as of December 31, 2009
Severance and other employee benefits	$ --	$ 10.1	$ (5.0)	$ 5.1
Contract termination costs	--	1.3	--	1.3
Other exit costs	--	0.2	(0.1)	0.1
	$ --	$ 11.6	$ (5.1)	$ 6.5

The liability of $6.5 million will be paid from cash flows from operations, and the program is expected to be completed by the second half of 2010.

Note 10. Accounting for Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instances, the Company estimates the undiscounted future cash flows (excluding interest) resulting from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

In the second quarter of 2009, the Company initiated a restructuring program to improve efficiencies through the consolidation of operations and rationalization of certain product lines, and through the reduction of costs. As part of this program, the Company will consolidate its Old Bridge, New Jersey operation into Bryan, Ohio and Baton Rouge, Louisiana, in order to improve operational efficiencies and reduce logistics for key raw materials, which resulted in an impairment of assets charge of $4.3 million; rationalize its North American specialty shapes product line resulting in an impairment of assets charge of

$1.5 million; rationalize some of its European operations resulting in an impairment of assets charge of $2.2 million; record further impairment charges of $10.0 million related to its Asian refractory operations as a result of continued difficulties in market penetration as well as consolidate its Asian operations and actively seek a regional alliance to aid in marketing its high value products; recognize impairment charges for refractory application equipment in North America of $3.7 million and Europe of $3.3 million due to customer underutilized assets under depressed volume conditions; an impairment of $6.5 million related to the Company's PCC facility in Millinocket, Maine, which has been idle since September 2008 and where the start-up of the satellite facility became unlikely. As a result of this realignment, the Company recorded an impairment of assets charge of $37.5 million.

In the fourth quarter of 2009, the Company recorded an impairment of assets charge of $2.0 million for its satellite facility in Franklin, Virginia, due to the announced closure of the host mill at that location.

The following table reflects the major components of the impairment of assets charge recorded in 2009:

Impairment of assets:

(millions of dollars)	2009	Remaining Carrying Value of Impaired Assets
Americas Refractories	$ 9.5	$ 0.3
European Refractories	11.8	0.8
Asian Refractories	10.0	11.6
North America Paper PCC	8.5	--
Total impairment	$ 39.8	$ 12.7

Included in the impairment of assets charge for Europe Refractories was a $6.0 million charge for certain intangible assets from its 2006 acquisition of a business in Turkey.

The remaining carrying value of the impaired assets was determined by estimating marketplace participant views of the discounted cash flows of the asset groups and, in the case of tangible assets, by estimating the market value of the assets, which due to the specialized and limited use nature of our equipment, is primarily driven by the value of the real estate. As the estimated discounted cash flows were determined to be negative under multiple scenarios, the highest and best use of the tangible asset groups was determined to be a sale of the underlying real estate. The fair value of the significant real estate holdings was based on independent appraisals.

The Company expects to realize annualized pre-tax depreciation savings of approximately $5 million related to the write-down of fixed assets. The Company recognized approximately $2.4 million in depreciation savings in 2009 associated with this program.

During the fourth quarter of 2008, the Company recorded a writedown of impaired assets of $0.2 million for the closure of its satellite facility at Dryden, Canada.

In 2007, as a result of a change in management and deteriorating financial performance, the Company initiated a plan to realign its business operations to improve profitability and increase shareholder value. The realignment consisted of exiting certain businesses and consolidating some product lines to better position for future success by focusing on the Company's core strengths. Major components of this realignment included exiting the Synsil® Products product line resulting in an impairment charge of $42.1 million; sale of its two plants in the Midwest that process imported ore in the Processed Minerals product line resulting in an impairment charge of $4.7 million; modification of its PCC coating product line from a merchant business model to a satellite business model resulting in an impairment charge of $53.7 million; consolidation of facilities in the Specialty PCC operations in the United States resulting in an impairment charge of $12.7 million, slower than anticipated market penetration at our refractories facility in China resulting in an impairment of assets charge of $12.8 million and the write down of other underutilized assets worldwide. The Company recorded a charge of $140.9 million, of which $46.8 million was reclassified to discontinued operations, as part of the program.

The impairment charge relates to all product lines. The following table reflects the components of the impairment of assets charge included in continuing operations:

Impairment of assets:

(millions of dollars)	2007	Remaining Carrying Value of Impaired Assets
Paper PCC	$ 65.3	$ 0.7
Specialty PCC	12.7	0.5
Total PCC	78.0	1.2
Processed Minerals	1.3	--
Specialty Minerals Segment	$ 79.3	$ 1.2
Refractories Segment	14.8	6.0
	$ 94.1	$ 7.2

Note 11. Goodwill and Other Intangible Assets

The carrying amount of goodwill was $68.1 million and $66.4 million as of December 31, 2009 and December 31, 2008, respectively. The net change in goodwill since December 31, 2008 was primarily attributable to the effect of foreign exchange.

Acquired intangible assets included in other assets and deferred charges subject to amortization as of December 31, 2009 and December 31, 2008 were as follows:

	December 31, 2009		December 31, 2008	
(Millions of Dollars)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents and trademarks	$ 6.2	$ 3.1	$ 7.4	$ 3.2
Customer lists	2.7	1.1	9.2	1.9
Other	--	--	0.4	0.2
	$ 8.9	$ 4.2	$ 17.0	$ 5.3

In the second quarter of 2009, the Company recorded a $6.0 million impairment charge for customer list intangible assets from its 2006 acquisition in Turkey.

The weighted average amortization period for acquired intangible assets subject to amortization is approximately 15 years. Amortization expense was approximately $0.9 million, $1.4 million and $1.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. The estimated amortization expense is $0.6 million for each of the next five years through 2014.

Included in other assets and deferred charges is an additional intangible asset of approximately $2.8 million which represents the non-current unamortized amount paid to a customer in connection with contract extensions at eight satellite PCC facilities. In addition, a current portion of $1.2 million is included in prepaid expenses and other current assets. Such amounts will be amortized as a reduction of sales over the remaining lives of the customer contracts. Approximately $1.5 million, $1.8 million and $1.8 million was amortized in 2009, 2008 and 2007, respectively. Estimated amortization as a reduction of sales is as follows: 2010 - $1.2 million; 2011 - $0.9 million; 2012 - $0.6 million; 2013 - $0.6 million; 2014 - $0.5 million; with smaller reductions thereafter over the remaining lives of the contracts.

Note 12. Derivative Financial Instruments and Hedging Activities

The Company is exposed to foreign currency exchange rate fluctuations. As part of its risk management strategy, the Company uses forward exchange contracts (FEC) to manage its exposure to foreign currency risk on certain raw material purchases. The Company's objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them. The Company has not entered into derivative instruments for any purpose other than to hedge certain expected cash flows. The Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates and foreign currencies, the Company exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty will fail to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, it does not face any credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with major financial institutions.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate and forward exchange contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Based on established criteria, the Company designated its derivatives as cash flow hedges. The Company uses FEC's designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted inventory purchases. The Company had 13 open foreign exchange contracts as of December 31, 2009.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The gains and losses associated with these forward exchange contracts are recognized into cost of sales. Gains and losses and hedge ineffectiveness associated with these derivatives were not significant.

Note 13. Short-term Investments

The composition of the Company's short-term investments are as follows:

(in thousands of dollars)	2009	2008
Short-term Investments -		
Available for Sale Securities:		
Short-term bank deposits	$ 8,940	$ 9,258

There were no unrealized holding gains and losses on the short-term bank deposits held at December 31, 2009.

Note 14: Fair Value of Financial Instruments

Fair value is an exchange price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. The Company follows a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

- Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.
- Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

The Company primarily applies the income approach for foreign exchange derivatives for recurring fair value measurements and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2009, the Company held certain financial assets and liabilities that were required to be measured at fair value on a recurring basis. These consisted of the Company's derivative instruments related to foreign exchange rates. The fair values of foreign exchange rate derivatives are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets and are categorized as Level 2. The Company does not have any financial assets or liabilities measured at fair value on a recurring basis categorized as Level 1 or Level 3, and there were no transfers in or out of Level 3 during the year ended December 31, 2009. There were also no changes to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2009. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Assets (Liabilities) at Fair Value as of December 31, 2009		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Forward exchange contracts	$ --	$ (778)	$ --
Total	$ --	$ (778)	$ --

Note 15. Financial Instruments and Concentrations of Credit Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, short-term investments, accounts receivable and payable: The carrying amounts approximate fair value because of the short maturities of these instruments.

Short-term debt and other liabilities: The carrying amounts of short-term debt and other liabilities approximate fair value because of the short maturities of these instruments.

Long-term debt: The fair value of the long-term debt of the Company is estimated based on the quoted market prices for that debt or similar debt and approximates the carrying amount.

Forward exchange contracts: The fair value of forward exchange contracts (used for hedging purposes) is based on information derived from active markets. If appropriate, the Company would enter into forward exchange contracts to mitigate the impact of foreign exchange rate movements on the Company's operating results. It does not engage in speculation. Such foreign exchange contracts would offset losses and gains on the assets, liabilities and transactions being hedged. At December 31, 2009, the Company had open foreign exchange contracts with a financial institution to purchase approximately $4.6 million of foreign currencies. These contracts range in maturity from January, 2010 to July, 2010. The fair value of these instruments was a liability of $0.1 and $0.4 million, respectively, at both December 31, 2009 and December 31, 2008.

Additionally, the Company entered into forward contracts to purchase 30 million Euros as a hedge of its net investment in Europe. These contracts mature in October 2013. The fair value of these instruments at December 31, 2009 was a liability of $0.6 million. The fair value of these instruments at December 31, 2008 was an asset of $2.1 million.

Credit risk: Substantially all of the Company's accounts receivables are due from companies in the paper, construction and steel industries. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contracts. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual loss. The Company's extension of credit is based on an evaluation of the customer's financial condition and collateral is generally not required.

The Company's bad debt expense (recoveries) for the years ended December 31, 2009, 2008 and 2007 was $1.3 million, $0.2 million and $(0.1) million, respectively.

Note 16. Long-Term Debt and Commitments

The following is a summary of long term debt:

(thousands of dollars)	Dec. 31, 2009	Dec. 31, 2008
5.53% Series 2006A Senior Notes Due October 5, 2013	$ 50,000	$ 50,000
Floating Rate Series 2006A Senior Notes Due October 5, 2013	25,000	25,000
Variable/Fixed Rate Industrial Development Revenue Bonds Due 2009	--	4,000
Economic Development Authority Refunding Revenue Bonds Series 1999 Due 2010	4,600	4,600
Variable/Fixed Rate Industrial Development Revenue Bonds Due August 1, 2012	8,000	8,000
Variable/Fixed Rate Industrial Development Revenue Bonds Series 1999 Due November 1, 2014	8,200	8,200
Installment obligations Due 2013	1,421	1,421
Total	97,221	101,221
Less: Current maturities	4,600	4,000
Long-term debt	$ 92,621	$ 97,221

The Variable/Fixed Rate Industrial Development Revenue Bonds due 2009 were tax-exempt 15-year instruments issued to finance the expansion of a PCC plant in Selma, Alabama. The bonds were dated November 1, 1994, and provided for an optional put by the holder (during the Variable Rate Period) and a mandatory call by the issuer. The bonds bear interest at either a variable rate or fixed rate at the option of the Company. Interest was payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company selected the variable rate option on these borrowings and the average interest rates were approximately 0.70% and 2.53% for the years ended December 31, 2009 and 2008, respectively. This obligation was repaid in November 2009.

The Economic Development Authority Refunding Revenue Bonds due 2010 were issued on February 23, 1999 to refinance the bonds issued in connection with the construction of a PCC plant in Eastover, South Carolina. The bonds bear interest at either a variable rate or fixed rate, at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company selected the variable rate option on these borrowings and the average interest rates were approximately 0.70% and 2.53% for the years ended December 31, 2009 and 2008, respectively.

The Variable/Fixed Rate Industrial Development Revenue Bonds due August 1, 2012 are tax-exempt 15-year instruments that were issued on August 1, 1997 to finance the construction of a PCC plant in Courtland, Alabama. The bonds bear interest at either a variable rate or fixed rate, at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company selected the variable rate option on these borrowings and the average interest rates were approximately 0.70% and 2.63% for the years ended December 31, 2009 and 2008, respectively.

The Variable/Fixed Rate Industrial Development Revenue Bonds due November 1, 2014 are tax-exempt 15-year instruments and were issued on November 30, 1999 to refinance the bonds issued in connection with the construction of a PCC plant in Jackson, Alabama. The bonds bear interest at either a variable rate or fixed rate at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company selected the variable rate option on these borrowings and the average interest rates were approximately 0.70% and 2.53% for the years ended December 31, 2009 and 2008, respectively.

On May 31, 2003, the Company acquired land and limestone ore reserves from the Cushenbury Mine Trust for approximately $17.5 million. Approximately $6.1 million was paid at the closing and $11.4 million was financed through an installment obligation. The interest rate on this obligation is approximately 4.25%. The remaining principal payment of $1.4 million will be made in 2013.

On October 5, 2006, the Company, through private placement, entered into a Note Purchase Agreement and issued $75 million aggregate principal amount unsecured senior notes. These notes consist of two tranches: $50 million aggregate principal amount 5.53% Series 2006A Senior Notes (Tranche 1 Notes); and $25 million aggregate principal amount Floating Rate Series 2006A Senior Notes (Tranche 2 Notes). Tranche 1 Notes bear interest of 5.53% per annum, payable semi-annually. Tranche 2 Notes bear floating rate interest, payable quarterly. The average interest rate on Tranche 2 for the years ended December 31, 2009 and December 31, 2008 was 1.36% and 4.09%, respectively. The principal payment for both tranches is due on October 5, 2013.

The aggregate maturities of long-term debt are as follows: 2010 - $4.6 million; 2011 - $--- million; 2012 - $8.0 million; 2013 - $76.4; 2014 - $8.2 million; thereafter - $---- million.

The Company had available approximately $191.2 million in uncommitted, short-term bank credit lines, of which $5.3 million was in use at December 31, 2009.

Short-term borrowings as of December 31, 2009 and 2008 were $6.9 million and $15.0 million, respectively. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2009 and 2008 was 3.39% and 6.15%, respectively.

During 2009, 2008 and 2007, respectively, the Company incurred interest costs of $3.7 million, $5.3 million and $9.2 million including $0.2 million, $0.1 million and $0.5 million, respectively, which were capitalized. Interest paid approximated the incurred interest cost.

Note 17. Benefit Plans

Pension Plans and Other Postretirement Benefit Plans

The Company and its subsidiaries have pension plans covering the majority of eligible employees on a contributory or non-contributory basis.

Benefits under defined benefit plans are generally based on years of service and an employee's career earnings. Employees generally become fully vested after five years.

The Company provides postretirement health care and life insurance benefits for the majority of its U.S. retired employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. The Company does not pre-fund these benefits and has the right to modify or terminate the plan in the future.

The funded status of the Company's pension plans and other postretirement benefit plans at December 31, 2009 and 2008 is as follows:

Obligations and Funded Status

	Pension Benefits		Post-retirement Benefits	
Millions of Dollars	**2009**	**2008**	**2009**	**2008**
Change in benefit obligation				
Benefit obligation at beginning of year	$ 184.7	$ 194.8	$ 41.9	$ 40.0
Service cost	7.1	7.1	1.1	2.1
Interest cost	11.3	11.1	1.5	2.4
Actuarial (gain) loss	23.6	5.4	(1.4)	(0.3)
Benefits paid	(3.8)	(3.6)	(1.3)	(2.3)
Plan amendments	--	--	(29.0)	--
Settlements	(16.3)	(19.6)	--	--
Foreign exchange impact	3.5	(10.9)	--	--
Other	0.1	0.4	0.4	--
Benefit obligation at end of year	$ 210.2	$ 184.7	$ 13.2	$ 41.9

Millions of Dollars	Pension Benefits 2009	Pension Benefits 2008	Post-retirement Benefits 2009	Post-retirement Benefits 2008
Change in plan assets				
Fair value of plan assets beginning of year	$ 173.5	$ 244.5	$	$ --
Actual return on plan assets	12.2	(40.1)		--
Employer contributions	7.8	3.2	0.9	2.3
Plan participants' contributions	0.4	--	0.4	--
Benefits paid	(3.8)	(3.6)	(1.3)	(2.3)
Settlements	(16.6)	(19.6)	--	--
Foreign exchange impact	3.2	(10.9)		--
Fair value of plan assets at end of year	$ 176.7	$ 173.5	$ --	$ --
Funded status	$ (33.5)	$ (11.2)	$ (13.2)	$ (41.9)

Amounts recognized in the consolidated balance sheet consist of:

Millions of Dollars	Pension Benefits 2009	Pension Benefits 2008	Post-retirement Benefits 2009	Post-retirement Benefits 2008
Non-current asset	$ --	$ 0.5	$ --	$ --
Current liability	(0.4)	(0.2)	(1.3)	(1.5)
Non-current liability	(33.1)	(11.5)	(11.9)	(40.4)
Recognized asset (liability)	$ (33.5)	$ (11.2)	$ (13.2)	$ (41.9)

The current portion of pension liabilities is included in accrued compensation and related items.

Amounts recognized in accumulated other comprehensive income consist of:

Millions of Dollars	Pension Benefits 2009	Pension Benefits 2008	Post-retirement Benefits 2009	Post-retirement Benefits 2008
Net actuarial loss	$ 62.2	$ 55.2	$ 2.2	$ 3.3
Prior service cost	4.7	5.4	(15.4)	1.1
Amount recognized end of year	$ 66.9	$ 60.6	$ (13.2)	$ 4.4

The accumulated benefit obligation for all defined benefit pension plans was $188.4 million and $168.4 million at December 31, 2009 and 2008, respectively.

Changes in the Plan assets and benefit obligations recognized in other comprehensive income:

(Millions of Dollars)	Pension Benefits	Post Retirement Benefits
Current year actuarial gain (loss)	$ (10.6)	$ 18.4
Amortization of actuarial (gain) loss	4.5	0.1
Amortization of prior service credit loss	1.3	(0.9)
Total recognized in other comprehensive income	$ (4.8)	$ 17.6

The components of net periodic benefit costs are as follows:

Millions of Dollars	Pension Benefits 2009	Pension Benefits 2008	Pension Benefits 2007	Post-retirement Benefits 2009	Post-retirement Benefits 2008	Post-retirement Benefits 2007
Service cost	$ 7.1	$ 7.1	$ 8.8	$ 1.1	$ 2.1	$ 2.6
Interest cost	11.3	11.1	11.4	1.5	2.4	2.4
Expected return on plan assets	(12.5)	(17.5)	(18.8)	--	--	--
Amortization of prior service cost	2.1	1.5	1.5	(1.6)	0.6	0.5
Recognized net actuarial loss	7.3	2.3	2.8	0.2	0.2	0.8
Settlement /curtailment loss	9.4	7.1	0.1	--	--	--
Net periodic benefit cost	$ 24.7	$ 11.6	$ 5.8	$ 1.2	$ 5.3	$ 6.3

Unrecognized prior service cost is amortized over the average remaining service period of each active employee.

In 2009, as a result of the workforce reduction associated with the restructuring program and associated distribution of benefits, the Company recorded a pre-tax pension settlement charge of $9.4 million relating to lump-sum distributions to employees.

In 2008, the Company recorded a pre-tax pension settlement charge of $7.1 million relating to employees that received lump-sum distributions in connection with the restructuring program initiated in 2007. Approximately $0.3 million of this charge was included in discontinued operations.

The Company's funding policy for U.S. plans generally is to contribute annually into trust funds at a rate that provides for future plan benefits and maintains appropriate funded percentages. Annual contributions to the U.S. qualified plans are at least sufficient to satisfy regulatory funding standards and are not more than the maximum amount deductible for income tax purposes. The funding policies for the international plans conform to local governmental and tax requirements. The plans' assets are invested primarily in stocks and bonds.

The 2010 estimated amortization of amounts in other comprehensive income are as follows:

(Millions of Dollars)	**Pension Benefits**	**Post Retirement Benefits**
Amortization of prior service cost	$ 1.5	$ (3.1)
Amortization of net loss	8.2	0.2
Total costs to be recognized	$ 9.7	$ (2.9)

Additional Information

The weighted average assumptions used to determine net periodic benefit cost in the accounting for the pension benefit plans and other benefit plans for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	**2008**	**2007**
Discount rate	6.00%	6.30%	5.75%
Expected return on plan assets	7.15%	8.00%	8.50%
Rate of compensation increase	3.20%	3.50%	3.50%

The weighted average assumptions used to determine benefit obligations for the pension benefit plans and other benefit plans at December 31, 2009, 2008 and 2007 are as follows:

	2009	**2008**	**2007**
Discount rate	5.7%	6.20%	6.25%
Rate of compensation increase	3.2%	3.50%	3.50%

For 2009, 2008 and 2007, the discount rate was based on a Citigroup yield curve of high quality corporate bonds with cash flows matching our plans' expected benefit payments. The expected return on plan assets is based on our asset allocation mix and our historical return, taking into account current and expected market conditions. The actual return (loss) on pension assets was approximately 7% in 2009, (19%) in 2008 and 4% in 2007.

The Company maintains a self-funded health insurance plan for its retirees. This plan provided that the maximum health care cost trend rate would be 5%. Effective June 2009, the Company amended its plan to change the eligibility requirement for retirees and revised its plan so that increases in expected health care costs would be borne by the retiree.

Plan Assets

The Company's pension plan weighted average asset allocation percentages at December 31, 2009 and 2008 by asset category are as follows:

Asset Category	**2009**	**2008**
Equity securities	46.2%	11.7%
Fixed income securities	50.9%	85.7%
Real estate	0.1%	0.1%
Other	2.8%	2.5%
Total	100.0%	100.0%

The Company's pension plan fair values at December 31, 2009 and 2008 by asset category are as follows:

Million of Dollars Asset Category	2009	2008
Equity securities	$ 81.6	$ 20.3
Fixed income securities	89.9	148.7
Real estate	0.2	0.2
Other	5.0	4.3
Total	$ 176.7	$ 173.5

During 2008, due to the economic crisis, the assets for all of the U.S. pension plans were moved to fixed income securities. During 2009, the Company began a program of systematically moving funds back into equities. The Company intends to rebalance its investment portfolio to adhere to its long-term investment strategy over the next twelve months.

The following table presents domestic and foreign pension plan assets information at December 31, 2009, 2008 and 2007 (the measurement date of pension plan assets):

	U.S. Plans			International Plans		
Millions of Dollars	2009	2008	2007	2009	2008	2007
Fair value of plan assets	$ 126.4	$ 132.8	$ 188.7	$ 50.3	$ 40.7	$ 55.8

The following table summarizes our defined benefit pension plan assets measured at fair value as of December 31, 2009:

Millions of Dollars	Pension Assets at Fair Value as of December 31, 2009			
Asset Class	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity Securities				
US equities	$ 57.4	--	--	$ 57.4
Non-US equities	24.2	--	--	24.2
Fixed Income Securities				
Government treasuries	--	33.1	--	33.1
Corporate debt instruments	29.5	27.3	--	56.8
Real estate and other				
Real estate	--	--	0.2	0.2
Other	--	--	5.0	5.0
Total Assets	$ 111.1	$ 60.4	$ 5.2	$ 176.7

U.S. equities—This class included actively and passively managed common equity securities comprised primarily of large-capitalization stocks with value, core and growth strategies.

Non-U.S. equities—This class included actively managed common equity securities comprised primarily of international large-capitalization stocks.

Fixed income—This class included debt instruments issued by the US Treasury, and corporate debt instruments.

Contributions

The Company expects to contribute $5 million to its pension plans and $1.5 million to its other postretirement benefit plan in 2010.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Dollars	Pension Benefits	Other Benefits
2010	$ 10.5	$ 1.3
2011	$ 11.2	$ 1.3
2012	$ 11.9	$ 1.1
2013	$ 14.0	$ 1.0
2014	$ 15.2	$ 1.0
2015-2019	$ 87.8	$ 4.6

Investment Strategies

The investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to achieve our target of an average long-term rate of return of 7.15%. While we believe we can achieve a long-term average rate of return of 7.15%, we can not be certain that the portfolio will perform to our expectations. From inception through October 31, 2008, assets were strategically allocated among equity, debt and other investments to achieve a diversification level that dampens fluctuations in investment returns. The Company's long-term investment strategy has an investment portfolio mix of approximately 65% in equity securities and 35% in fixed income securities. The Company's 16-year average rate of return on assets through December 31, 2008 was over 9% on its investment assets despite the significant losses realized in 2008. During the fourth quarter of 2008, the Company adopted a capital conservation strategy as a result of the severe market volatility experienced in the latter part of 2008 and into 2009. As part of this strategy, the Company temporarily invested its pension assets in fixed income securities due to the uncertainty in the markets but has not changed its long-term investment strategy. During the first half of 2009, we analyzed data provided by investment consultants which indicated the likely returns from a move to equities at that time were not significantly better than the expected returns from the capital conservation strategy and that such a change involved significantly more risk. During the third quarter 2009, we have begun a program of systematically moving funds back into equities. The Company intends to rebalance its investment portfolio to adhere to its long-term investment strategy over the next twelve months as the markets continue to stabilize. As of the end of the year, the Company had approximately 51% of its pension assets in fixed income securities.

Savings and Investment Plans

The Company maintains a voluntary Savings and Investment Plan for most non-union employees in the U.S. Within prescribed limits, the Company bases its contribution to the Plan on employee contributions. The Company's contributions amounted to $2.7 million, $3.2 million and $3.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Notes 18. Leases

The Company has several non-cancelable operating leases, primarily for office space and equipment. Rent expense amounted to approximately $6.7 million, $7.1 million and $7.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total future minimum rental commitments under all non-cancelable leases for each of the years 2010 through 2014 and in aggregate thereafter are approximately $6.2 million, $3.6 million, $2.6 million, $2.2 million, $1.6 million, respectively, and $8.7 million thereafter. Total future minimum rentals to be received under non-cancelable subleases were approximately $2.0 million at December 31, 2009.

Total future minimum payments to be received under direct financing leases for each of the years 2010 through 2014 and the aggregate thereafter are approximately: $6.0 million, $2.9 million, $1.9 million, $1.0 million, $0.7 million and $1.0 million thereafter.

Note 19. Litigation

Certain of the Company's subsidiaries are among numerous defendants in a number of cases seeking damages for exposure to silica or to asbestos containing materials. The Company currently has 305 pending silica cases and 26 pending asbestos cases. To date, 1,160 silica cases and 4 asbestos cases have been dismissed. One silica case was dismissed in the fourth quarter of 2009. Most of these claims do not provide adequate information to assess their merits, the likelihood that the Company will be found liable, or the magnitude of such liability, if any. Additional claims of this nature may be made against the Company or its subsidiaries. At this time management anticipates that the amount of the Company's liability, if any, and the cost of defending such claims, will not have a material effect on its financial position or results of operations.

The Company has not settled any silica or asbestos lawsuits to date. We are unable to state an amount or range of amounts claimed in any of the lawsuits because state court pleading practices do not require identifying the amount of the claimed damage. The aggregate cost to the Company for the legal defense of these cases since inception was approximately $0.1 million, the majority of which has been reimbursed by Pfizer Inc. pursuant to the terms of certain agreements entered into in connection with the Company's initial public offering in 1992. Our experience has been that the Company is not liable to plaintiffs in any of these lawsuits and the Company does not expect to pay any settlements or jury verdicts in these lawsuits.

Environmental Matters

On April 9, 2003, the Connecticut Department of Environmental Protection ("DEP") issued an administrative consent order relating to our Canaan, Connecticut, plant where both our Refractories segment and Specialty Minerals segment have operations. We agreed to the order, which includes provisions requiring investigation and remediation of contamination associated with historic use of polychlorinated biphenyls ("PCBs") at a portion of the site. The following is the present status of the remediation efforts:

- *Building Decontamination.* We have completed the investigation of building contamination and submitted a report characterizing the contamination. We are awaiting review and approval of this report by the regulators. Based on the results of this investigation, we believe that the contamination may be adequately addressed by means of encapsulation through painting of exposed surfaces, pursuant to the Environmental Protection Agency's ("EPA") regulations and have accrued such liabilities as discussed below. However, this conclusion remains uncertain pending completion of the phased remediation decision process required by the regulations.
- *Groundwater.* We have completed investigations of potential groundwater contamination and have submitted a report on the investigations finding that there is no PCB contamination, but some oil contamination of the groundwater. We expect the regulators to require confirmatory long term groundwater monitoring at the site.
- *Soil.* We have completed the investigation of soil contamination and submitted a report characterizing contamination to the regulators. Based on the results of this investigation, we believe that the contamination may be left in place and monitored, pursuant to a site-specific risk assessment, which is underway. However, this conclusion is subject to completion of a phased remediation decision process required by applicable regulations.

We believe that the most likely form of remediation will be to leave existing contamination in place, encapsulate it, and monitor the effectiveness of the encapsulation. We estimate that the cost of the likely remediation above would approximate $400,000, and that amount has been recorded as a liability on our books and records.

The Company is evaluating options for upgrading the wastewater treatment facilities at its Adams, Massachusetts, plant. This work has been undertaken pursuant to an administrative Consent Order originally issued by the Massachusetts Department of Environmental Protection on June 18, 2002. This Order was amended on June 1, 2009. The amended order requires the installation of a groundwater containment system by mid-year 2010. The amendment also includes the investigation by January 1, 2022 of options for ensuring that the facility's wastewater treatment ponds will not result in unpermitted discharge to groundwater. Additional requirements of the amendment include the submittal by July 1, 2022 of a plan for closure of a historic lime solids disposal area. Preliminary engineering reviews completed in 2005 indicate that the estimated cost of wastewater treatment upgrades to operate this facility beyond 2024 may be between $6 million and $8 million. The Company estimates that the remaining remediation costs would approximate $400,000, which has been accrued as of December 31, 2009.

The Company and its subsidiaries are not party to any other material pending legal proceedings, other than routine litigation incidental to their businesses.

Note 20. Stockholders' Equity

Capital Stock

The Company's authorized capital stock consists of 100 million shares of common stock, par value $0.10 per share, of which 18,740,616 shares and 18,691,802 shares were outstanding at December 31, 2009 and 2008, respectively, and 1,000,000 shares of preferred stock, none of which were issued and outstanding.

Cash Dividends

Cash dividends of $3.7 million or $0.20 per common share were paid during 2009. In January 2010, a cash dividend of approximately $0.9 million or $0.05 per share, was declared, payable in the first quarter of 2010.

Preferred Stock Purchase Rights

In 1999, the Company adopted a Preferred Stock Purchase Rights Plan, pursuant to which, each share of the Company's common stock carried with it one preferred stock purchase right. These rights would become exercisable upon certain conditions. The Rights Plan, and the associated rights, expired in accordance with their terms on September 13, 2009.

Stock and Incentive Plan

The Company has adopted a Stock Award and Incentive Plan (the "Plan"), which provides for grants of incentive and non-qualified stock options, stock appreciation rights, stock awards or performance unit awards. The Plan is administered by the Compensation Committee of the Board of Directors. Stock options granted under the Plan have a term not in excess of ten years. The exercise price for stock options will not be less than the fair market value of the common stock on the date of the grant, and each award of stock options will vest ratably over a specified period, generally three years.

The following table summarizes stock option and restricted stock activity for the Plan:

		Stock Options		Restricted Stock	
	Shares Available for Grant	Shares	Weighted Average Exercise Price Per Share ($)	Shares	Weighted Average Exercise Price Per Share ($)
Balance January 1, 2007	729,111	1,152,069	$ 46.44	134,800	$ 55.61
Granted	(233,750)	146,100	61.19	87,650	61.27
Exercised/vested	--	(433,965)	43.01	(33,363)	55.42
Canceled	80,043	(24,489)	55.67	(55,554)	56.56
Balance December 31, 2007	575,404	839,715	50.51	133,533	58.98
Granted	(180,900)	112,300	64.47	68,600	64.06
Exercised/vested	--	(261,460)	43.97	(28,267)	56.45
Canceled	41,346	(28,774)	57.90	(12,572)	58.30
Balance December 31, 2008	435,850	661,781	55.14	161,294	61.63
Granted	(280,600)	179,200	39.84	101,400	39.65
Authorized	800,000	--	--	--	--
Exercised/vested	--	(7,532)	35.63	(41,020)	60.35
Canceled	78,875	(45,919)	43.14	(32,956)	61.30
Balance December 31, 2009	1,034,125	787,530	$ 52.54	188,718	$ 50.16

Note 21. Comprehensive Income

Comprehensive income includes changes in the fair value of certain financial derivative instruments that qualify for hedge accounting to the extent they are effective, the recognition of deferred pension costs, and cumulative foreign currency translation adjustments.

The following table reflects the accumulated balances of other comprehensive income (loss):

Millions of Dollars	Currency Translation Adjustment	Unrecognized Pension Costs	Net Gain (Loss) On Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2007	$ 33.2	$ (54.3)	$ (0.1)	$ (21.2)
Current year net change	48.5	18.1	--	66.6
Balance at December 31, 2007	81.7	(36.2)	(0.1)	45.4
Current year net change	(49.4)	(28.8)	1.2	(77.0)
Balance at December 31, 2008	32.3	(65.0)	1.1	(31.6)
Current year net change	23.4	12.8	(1.4)	34.8
Balance at December 31, 2009	$ 55.7	$ (52.2)	$ (0.3)	$ 3.2

The income tax expense (benefit) associated with items included in other comprehensive income (loss) was approximately $10.0 million, $(18.0) million and $11.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 22. Accounting for Asset Retirement Obligations

The Company records asset retirement obligations in which the Company will be required to retire tangible long-lived assets. These are primarily related to its PCC satellite facilities and mining operations. The Company has also recorded the provisions related to conditional asset retirement obligations at its facilities. The Company has recorded asset retirement obligations at all of its facilities except where there are no contractual or legal obligations. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The following is a reconciliation of asset retirement obligations as of December 31, 2009 and 2008:

Millions of Dollars

	2009	2008
Asset retirement liability, beginning of period	$ 13.0	$ 12.9
Accretion expense	0.7	0.7
Payments	--	(0.2)
Foreign currency translation	0.3	(0.4)
Asset retirement liability, end of period	$ 14.0	$ 13.0

The current portion of the liability of approximately $0.4 million is included in other current liabilities. The long-term portion of the liability of approximately $13.6 million is included in other noncurrent liabilities.

Accretion expense is included in cost of goods sold in the Company's Consolidated Statements of Operations.

Note 23. Non-Operating Income and Deductions

(Millions of dollars)	Year Ended December 31,		
	2009	2008	2007
Interest income	$ 2.9	$ 4.9	$ 3.1
Interest expense	(3.5)	(5.2)	(8.7)
Gain on insurance settlement	--	--	3.0
Currency translation loss	(2.3)	--	--
Foreign exchange gains (losses)	(2.4)	1.7	0.5
Other income (deductions)	(0.8)	(1.1)	(0.9)
Non-operating income (deductions), net	$ (6.1)	$ 0.3	$ (3.0)

During the second quarter of 2009, the Company recognized foreign currency translation losses of $2.3 million upon liquidation of the Company's operations at Gomez Palacio, Mexico.

During the fourth quarter of 2007, the Company recognized a business interruption insurance recovery gain of $3.0 million related to Hurricane Ivan in 2004.

Note 24. Transaction with Former Parent Company

Under the terms of certain agreements entered into in connection with the Company's initial public offering in 1992, Pfizer Inc ("Pfizer") agreed to indemnify the Company against any liability arising from claims for remediation, as defined in the agreements, of on-site environmental conditions relating to activities prior to the closing of the initial public offering. The Company had asserted to Pfizer a number of indemnification claims pursuant to those agreements during the ten-year period following the closing of the initial public offering. Since the initial public offering, the Company has incurred and expensed approximately $6 million of environmental claims under these agreements. On January 20, 2006, Pfizer and the Company agreed to settle those claims, along with certain other potential environmental liabilities of Pfizer, in consideration of a payment by Pfizer of $4.5 million. Such payment was recorded as additional paid-in-capital, net of its related tax effect. During 2008, agreement was reached with Pfizer providing for reimbursement by Pfizer of past costs of defense, and direct payment of such costs going forward, for cases alleging damages from exposure to product sold prior to the formation of the Company. During the fourth quarter of 2008, Pfizer reimbursed the Company in the amount of $0.1 million for past defense costs.

Note 25. Segment and Related Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's operating segments are strategic business units that offer different products and serve different markets. They are managed separately and require different technology and marketing strategies.

The Company has two reportable segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells precipitated calcium carbonate and lime, and mines, processes and sells the natural mineral products limestone and talc. This segment's products are used principally in the paper, building materials, paints and coatings, glass, ceramic, polymers, food, automotive, and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory products and systems used primarily by the steel, cement and glass industries as well as metallurgical products used primarily in the steel industry.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the operating income of the respective business units. Depreciation expense related to corporate assets is allocated to the business segments and is included in their income from operations. However, such corporate depreciable assets are not included in the segment assets. Intersegment sales and transfers are not significant.

Segment information for the years ended December 31, 2009, 2008 and 2007 was as follows:

	2009		
(Millions of Dollars)	**Specialty Minerals**	**Refractories**	**Total**
Net sales	$ 628.4	$ 278.9	$ 907.3
Income (loss) from operations	34.2	(48.8)	(14.6)
Impairment of assets	8.5	31.3	39.8
Restructuring and other charges	11.5	10.5	22.0
Depreciation, depletion and amortization	58.5	13.9	72.4
Segment assets	631.7	326.2	957.9
Capital expenditures	19.1	5.6	24.7

	2008		
(Millions of Dollars)	**Specialty Minerals**	**Refractories**	**Total**
Net sales	$ 716.4	$ 395.8	$ 1,112.2
Income from operations	57.0	26.3	83.3
Impairment of assets	0.2	--	0.2
Restructuring and other charges	7.7	5.7	13.4
Depreciation, depletion and amortization	64.3	15.8	80.1
Segment assets	632.4	396.1	1,028.5
Capital expenditures	18.2	11.5	29.7

(Millions of Dollars)	2007 Specialty Minerals	2007 Refractories	2007 Total
Net sales	$ 716.6	$ 361.1	$ 1,077.7
Income (loss) from operations	(20.0)	11.5	(8.5)
Impairment of assets	79.3	14.8	94.1
Restructuring and other charges	11.3	4.7	16.0
Depreciation, depletion and amortization	68.1	16.5	84.6
Segment assets	698.8	395.6	1,094.4
Capital expenditures	32.9	11.9	44.8

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:

(Millions of Dollars)

Income (loss) from continuing operations before provision (benefit) for taxes:	2009	2008	2007
Income (loss) from operations for reportable segments	$ (14.6)	$ 83.3	$ (8.5)
Unallocated corporate expenses	(2.5)	(1.3)	--
Interest income	2.9	4.9	3.1
Interest expense	(3.5)	(5.2)	(8.7)
Other income (deductions)	(5.4)	0.6	2.6
Income (loss) from continuing operations before provision (benefit) for taxes	$ (23.1)	$ 82.3	$ (11.5)

Total assets	2009	2008	2007
Total segment assets	$ 957.9	$ 1,028.5	$ 1,094.4
Corporate assets	114.2	39.1	34.5
Consolidated total assets	$ 1,072.1	$ 1,067.6	$ 1,128.9

Capital expenditures	2009	2008	2007
Total segment capital expenditures	$ 24.7	$ 29.7	$ 44.8
Corporate capital expenditures	1.9	1.3	1.3
Consolidated total capital expenditures	$ 26.6	$ 31.0	$ 46.1

The carrying amount of goodwill by reportable segment as of December 31, 2009 and December 31, 2008 was as follows:

(Millions of Dollars)	Goodwill December 31, 2009	Goodwill December 31, 2008
Specialty Minerals	$ 14.1	$ 13.4
Refractories	54.0	53.0
Total	$ 68.1	$ 66.4

The net change in goodwill since December 31, 2008 is primarily attributable to the effect of foreign exchange.

Financial information relating to the Company's operations by geographic area was as follows:

(Millions of Dollars)

Net Sales	2009	2008	2007
United States	$ 478.4	$ 586.5	$ 581.9
Canada/Latin America	60.2	83.8	83.3
Europe/Africa	283.9	352.7	337.4
Asia	84.8	89.2	75.1
Total International	428.9	525.7	495.8
Consolidated total net sales	$ 907.3	$ 1,112.2	$ 1,077.7

Net sales and long-lived assets are attributed to countries and geographic areas based on the location of the legal entity. No individual foreign country represents more than 10% of consolidated net sales or consolidated long-lived assets.

(Millions of Dollars)

Long-lived assets	**2009**	**2008**	**2007**
United States	$ 253.5	$ 296.9	$ 322.4
Canada/Latin America	13.5	13.3	20.1
Europe/Africa	105.7	130.4	172.1
Asia	59.5	67.1	62.0
Total International	178.7	210.8	254.2
Consolidated total long-lived assets	$ 432.2	$ 507.7	$ 576.6

The Company's sales by product category are as follows:

Millions of Dollars	**2009**	**2008**	**2007**
Paper PCC	$ 484.6	$ 547.2	$ 542.0
Specialty PCC	50.1	58.5	60.6
Talc	32.3	35.9	37.3
GCC	61.4	74.8	76.7
Refractory Products	225.4	320.8	290.5
Metallurgical Products	53.5	75.0	70.6
Net sales	$ 907.3	$ 1,112.2	$ 1,077.7

Note 26. Quarterly Financial Data (unaudited)

The financial information for all periods presented has been reclassified to reflect discontinued operations. See Note 4 to the Consolidated Financial Statements for further information.

Millions of Dollars, Except Per Share Amounts

2009 Quarters	**First**	**Second**	**Third**	**Fourth**
Net Sales by Major Product Line				
PCC	$ 123.1	$ 127.7	$ 137.5	$ 146.4
Processed Minerals	20.5	24.3	25.0	23.9
Specialty Minerals Segment	143.6	152.0	162.5	170.3
Refractories Segment	64.7	56.6	71.8	85.8
Net sales	208.3	208.6	234.3	256.1
Gross profit	33.2	32.4	44.0	46.2
Income (loss) from operations	7.3	(41.6)	12.8	4.5
Income (loss) continuing operations, net of tax	5.1	(36.5)	9.5	4.1
Income (loss) from discontinued operations, net of tax	(0.1)	(3.5)	0.3	0.1
Noncontrolling Interests	(0.8)	(0.9)	(0.9)	(0.2)
Net income (loss) attributable to MTI	$ 4.2	$ (40.9)	$ 8.9	$ 4.0
Earnings (loss) per share:				
Basic:				
Earnings (loss) per share from continuing operations attributable to MTI	$ 0.23	$ (1.99)	$ 0.46	$ 0.20
Earnings (loss) per share discontinued operations attributable to MTI	(0.01)	(0.19)	0.01	0.01
Basic earnings (loss) per share attributable to MTI	$ 0.22	$ (2.18)	$ 0.47	$ 0.22

2009 Quarters	**First**	**Second**	**Third**	**Fourth**
Diluted:				
Earnings (loss) per share from continuing operations	$ 0.23	$ (1.99)	$ 0.46	$ 0.21
Earnings (loss) per share from discontinued operations	(0.01)	(0.19)	0.01	0.01
Diluted earnings (loss) per share	$ 0.22	$ (2.18)	$ 0.47	$ 0.22
Market price range per share of common stock:				
High	$ 42.10	$ 42.82	$ 50.87	$ 56.39
Low	$ 26.76	$ 31.41	$ 35.87	$ 45.85
Close	$ 32.05	$ 36.78	$ 47.52	$ 54.47
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

2008 Quarters	**First**	**Second**	**Third**	**Fourth**
Net Sales by Major Product Line				
PCC	$ 153.2	$ 158.0	$ 157.2	$ 137.3
Processed Minerals	27.6	31.1	29.5	22.5
Specialty Minerals Segment	180.8	189.1	186.7	159.8
Refractories Segment	96.7	110.7	108.2	80.2
Net sales	277.5	299.8	294.9	240.0
Gross profit	60.7	62.3	59.4	38.0
Income from operations	27.1	28.8	23.0	3.1
Income from continuing operations, net of tax	17.7	19.4	16.9	4.2
Income from discontinued operations, net of tax	0.4	4.6	2.9	2.3
Noncontrolling interests	(0.9)	(0.7)	(0.8)	(0.8)
Net income attributable to MTI	$ 17.2	$ 23.3	$ 19.0	$ 5.7
Earnings per share:				
Basic:				
Earnings per share from continuing operations attributable to MTI	$ 0.88	$ 0.99	$ 0.85	$ 0.19
Earnings per share from discontinued operations attributable to MTI	0.02	0.24	0.16	0.12
Basic earnings per share attributable to MTI	$ 0.90	$ 1.23	$ 1.01	$ 0.31
Diluted:				
Earnings per share from continuing operations attributable to MTI	$ 0.88	$ 0.98	$ 0.85	$ 0.19
Earnings per share from discontinued operations attributable to MTI	0.02	0.24	0.15	0.12
Diluted earnings per share attributable to MTI	$ 0.90	$ 1.22	$ 1.00	$ 0.31
Market price range per share of common stock:				
High	$ 64.74	$ 72.42	$ 68.38	$ 59.36
Low	$ 52.29	$ 62.80	$ 60.73	$ 37.89
Close	$ 61.72	$ 64.65	$ 61.62	$ 40.90
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Minerals Technologies Inc.:

We have audited the accompanying consolidated balance sheets of Minerals Technologies Inc. and subsidiary companies as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minerals Technologies Inc. and subsidiary companies as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mineral Technologies Inc. and subsidiary companies' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 25, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Minerals Technologies Inc.:

We have audited Minerals Technologies Inc. and subsidiary companies' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Minerals Technologies Inc. and subsidiary companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Minerals Technologies Inc. and subsidiary companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Minerals Technologies Inc. and subsidiary companies as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows and related financial statement schedule for each of the years in the three-year period ended December 31, 2009, and our report dated February 25, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ KPMG LLP

New York, New York
February 25, 2010

Management of Minerals Technologies Inc. is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, as such, include amounts based on judgements and estimates made by management. The Company also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management is also responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements and safeguarding of the Company's assets. The system includes a documented organizational structure and division of responsibility, established policies and procedures, including a code of conduct to foster a strong ethical climate, which are communicated throughout the Company, and the careful selection, training and development of our people.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of the Company's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent registered public accounting firm and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matters which they believe should be brought to the attention of the Audit Committee.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

The Company assessed its internal control system as of December 31, 2009 in relation to criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, the Company has determined that, as of December 31, 2009, its system of internal control over financial reporting was effective.

The consolidated financial statements have been audited by the independent registered public accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. Reports of the independent registered public accounting firm, which includes the independent registered public accounting firm's attestation of the effectiveness of the Company's internal control over financial reporting are also presented within this document.

/s/ Joseph C. Muscari
Chairman of the Board
and Chief Executive Officer

/s/ John A. Sorel
Senior Vice President, Finance
and Chief Financial Officer

/s/ Michael A. Cipolla
Vice President, Corporate Controller
and Chief Accounting Officer

February 25, 2010

MINERALS TECHNOLOGIES INC. & SUBSIDIARY COMPANIES
SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
(thousands of dollars)

Description	Balance at Beginning of Period	Additions Charged to Costs, Provisions and` Expenses (b)	Deductions (a)	Balance at End of Period
Year ended December 31, 2009				
Valuation and qualifying accounts deducted from assets to which they apply:				
Allowance for doubtful accounts	$ 2,600	$ 1,211	$ (921)	$ 2,890
Year ended December 31, 2008				
Valuation and qualifying accounts deducted from assets to which they apply:				
Allowance for doubtful accounts	$ 3,223	$ 159	$ 782	$ 2,600
Year ended December 31, 2007				
Valuation and qualifying accounts deducted from assets to which they apply:				
Allowance for doubtful accounts	$ 4,550	$ (49)	$ (1,278)	$ 3,223

(a) Includes impact of translation of foreign currencies.
(b) Provision for bad debts, net of recoveries of $1.2 million, $0.2 million and $-- million in 2009, 2008 and 2007, respectively.

SUBSIDIARIES OF THE COMPANY

Name of the Company	Jurisdiction of Organization
APP China Specialty Minerals Pte Ltd.	Singapore
ASMAS Agir Sanayi Malzemeleri Imal ve Tic. A.S	Turkey
Barretts Minerals Inc.	Delaware
ComSource Trading Ltd.	Delaware
Gold Lun Chemicals (Zhenjiang).	China
Gold Sheng Chemicals (Zhenjiang) Co., Ltd.	China
Gold Zuan Chemicals (Suzhou).	China
Hi-Tech Specialty Minerals Company, Limited	Thailand
Minerals Technologies do Brasil Comercio é Industria de Minerais Ltda.	Brazil
Minerals Technologies Europe N.V.	Belgium
Minerals Technologies Holdings Inc.	Delaware
Minerals Technologies Holdings Ltd.	United Kingdom
Minerals Technologies Mexico Holdings, S. de R. L. de C.V.	Mexico
Minerals Technologies South Africa (Pty) Ltd.	South Africa
Mintech Canada Inc.	Canada
Mintech Japan K.K.	Japan
Minteq Australia Pty Ltd.	Australia
Minteq B.V.	The Netherlands
Minteq Europe Limited.	Ireland
Minteq India Private Limited	India
Minteq International GmbH	Germany
Minteq International Inc.	Delaware
Minteq International (Suzhou) Co., Ltd.	China
Minteq Italiana S.p.A.	Italy
Minteq Korea Inc.	Korea
Minteq Kosovo LLC.	Kosovo
Minteq Magnesite Limited	Ireland
Minteq Metallurgical Materials (Suzhou) Co., Ltd.	China
Minteq Shapes and Services Inc.	Delaware
Minteq UK Limited.	United Kingdom
MTI Bermuda L.P.	Bermuda
MTI Holdings GmbH	Germany
MTI Holding Singapore Pte. Ltd.	Singapore
MTI Holdco I LLC	Delaware
MTI Holdco II LLC	Delaware
MTI Netherlands B.V.	Netherlands
MTX Finance Inc.	Delaware
MTX Finance Ireland	Ireland
Performance Minerals Netherlands C.V.	Netherlands
PT Sinar Mas Specialty Minerals	Indonesia
Rijnstaal U.S.A., Inc.	Pennsylvania
SMI Poland Sp. z o.o.	Poland
Specialty Minerals Benelux	Belgium
Specialty Minerals FMT K.K.	Japan
Specialty Minerals France s.p.a.s.	France
Specialty Minerals GmbH	Germany
Specialty Minerals Inc.	Delaware
Specialty Minerals India Holdings	Delaware
Specialty Minerals International Inc.	Delaware
Specialty Minerals Malaysia Sdn. Bhd.	Malaysia
Specialty Minerals (Michigan) Inc.	Michigan
Specialty Minerals Mississippi Inc.	Delaware
Specialty Minerals Nordic Oy Ab	Finland
Specialty Minerals (Portugal) Especialidades Minerais, S.A.	Portugal
Specialty Minerals S.A. de C.V.	Mexico
Specialty Minerals Servicios S. de R. L. de C.V.	Mexico
Specialty Minerals Slovakia, spol. sr.o.	Slovakia
Specialty Minerals South Africa (Pty) Limited	South Africa

Name of the Company	Jurisdiction of Organization
Specialty Minerals (Thailand) Limited	Thailand
Specialty Minerals UK Limited	United Kingdom
Tecnologias Minerales de Mexico, S.A. de C.V.	Mexico
Yangpu Gold Hongda Chemicals Co. Ltd.	China

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Minerals Technologies Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-160002, 33-59080, 333-62739, and 333-138245) on Form S-8 of Minerals Technologies Inc. of our reports dated February 25, 2010, with respect to the consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Minerals Technologies Inc.

/s/ KPMG LLP

New York, New York
February 25, 2010

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Joseph C. Muscari, certify that:

1. I have reviewed this Annual Report on Form 10-K of Minerals Technologies Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

/s/ **Joseph C. Muscari**
Joseph C. Muscari
Chairman of the Board
and Chief Executive Officer

EXHIBIT 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, John A. Sorel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Minerals Technologies Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (the registrant's fourth fiscal quarter in the case of an annual report)

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

/s/ **John A. Sorel**
John A. Sorel
Senior Vice President - Finance and
Chief Financial Officer

SECTION 1350 CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350 of Chapter 63 of Title 18, United States Code), each of the undersigned officers of Minerals Technologies Inc., a Delaware corporation (the "Company"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2009 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 25, 2010

/s/ **Joseph C. Muscari**
Joseph C. Muscari
Chairman of the Board and
Chief Executive Officer

Dated: February 25, 2010

/s/ **John A. Sorel**
John A. Sorel
Senior Vice President-Finance and
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Exchange Act Rule 13a-14(b); is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section; and is not deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act of 1934.

DIRECTORS, OFFICERS AND INVESTOR INFORMATION

Minerals Technologies Inc. and Subsidiary Companies 2009 Annual Report

BOARD OF DIRECTORS

Joseph C. Muscari
Chairman and Chief Executive Officer

Paula H. J. Cholmondeley
Chief Executive Officer
The Sorrel Group

Robert L. Clark
Professor and Dean of the School of Engineering and Applied Sciences
University of Rochester

Duane R. Dunham
Former President and Chief Executive Officer
Bethlehem Steel Corporation

Steven J. Golub
Vice Chairman and Managing Director
Lazard Frères & Co. LLC

Michael F. Pasquale
Business Consultant, Retired Executive Vice President and Chief Operating Officer
Hershey Foods Corporation

John T. Reid
Retired Chief Technological Officer,
Colgate Palmolive Company

William C. Stivers
Retired Executive Vice President and Chief Financial Officer
Weyerhaeuser Company

STOCK LISTINGS

Minerals Technologies Common Stock is listed on the New York Stock Exchange (NYSE) under the symbol MTX.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, N. A.
P.O. Box 43078
Providence, RI 02940-3078

CERTIFICATIONS

The Company's chief executive officer submitted the certification required by Section 303A.12(a) of the NYSE Listed Company Manual certifying without qualification to the NYSE that he is not aware of any violations by the Company of NYSE corporate governance listing standards as of June 12, 2009. The Company also filed as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2009, the certifications required by Section 302 of the Sarbanes-Oxley Act regarding the quality of the Company's public disclosure.

Annual Report design and produced by:
Firefly Design + Communications Inc. www.fireflydes.com

CORPORATE OFFICERS

Joseph C. Muscari *
Chairman and Chief Executive Officer

Douglas T. Dietrich *
Vice President, Corporate Development and Treasury

D. Randy Harrison *
Senior Vice President, Organization and Human Resources

Douglas W. Mayger *
Vice President and Managing Director, Performance Minerals

Thomas J. Meek *
Vice President, General Counsel and Secretary

D.J. Monagle III *
Senior Vice President and Managing Director, Paper PCC

John A. Sorel *
Senior Vice President and Chief Financial Officer

William J.S. Wilkins *
Senior Vice President and Managing Director, Minteq International

Michael A. Cipolla
Vice President, Corporate Controller and Chief Accounting Officer

William A. Kromberg
Vice President, Taxes

* Member, MTI Leadership Council

INVESTOR RELATIONS

Security analysts and investment professionals should direct their business-related inquiries to:

Rick B. Honey
Vice President, Investor Relations/
Corporate Communications
Minerals Technologies Inc.
622 Third Avenue, 38th Floor
New York, NY 10017
212-878-1831

Minerals Technologies Inc.
622 THIRD AVENUE
38TH FLOOR
NEW YORK, NY 10017
WWW.MINERALSTECH.COM